As filed with the Securities and Exchange Commission on November 12, 2004

Registration No. 333-120103

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

AMENDMENT NO. 1
TO

FORM S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

MAJESCO HOLDINGS INC.

(Exact Name of registrant as specified in its charter)

Delaware	7372	06-1529524
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

160 Raritan Center Parkway
Edison, New Jersey 08837
(732) 225-8910

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Jan E. Chason, CFO
Majesco Holdings Inc.
160 Raritan Center Parkway
Edison, New Jersey 08837
(732) 225-8910

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Faith L. Charles, Esq.	John V. Roos, Esq.
Todd E. Mason, Esq.	Selim Day, Esq.
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.	Wilson Sonsini Goodrich & Rosati
Chrysler Center, 666 Third Avenue	Professional Corporation
New York, New York 10017	12 East 49th Street
(212) 935-3000	New York, New York 10017
(212) 999-5800

Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ________

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. ________

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. ________

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated                      , 2004

PROSPECTUS

                       Shares

Common Stock

We are selling              shares of our common stock and the selling stockholders are selling              shares. We will not receive any of the proceeds from the sale of shares by the selling stockholders.

Our common stock is quoted on the OTC Bulletin Board under the symbol "MJSH." The last sale price of our common stock as reported on the OTC Bulletin Board on November 9, 2004 was $1.80 per share. We intend to apply to have our common stock quoted on the Nasdaq National Market. Our listing application will be subject to the approval of Nasdaq.

Investing in our common stock involves risks including those described in the "Risk Factors" section beginning on page 5 of this prospectus.

PRICE $     PER SHARE

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling stockholders	$	$

The underwriters may also purchase up to an additional              shares from us and              shares from the selling stockholders at the public offering price, less the underwriting discount and commissions, within 30 days from the date of this prospectus to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares of common stock will be ready for delivery in New York, New York on or about                  , 2004.

RBC CAPITAL MARKETS	JMP SECURITIES
HARRIS NESBITT	WEDBUSH MORGAN SECURITIES INC.

                    , 2004

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock. Unless the context requires otherwise, in this prospectus the terms "we," "our," "us" and "Majesco" refer to Majesco Holdings Inc. and its wholly-owned subsidiary, Majesco Sales Inc.

We own, have rights to, or have applied for the trademarks and trade names that we use in conjunction with our business, including Majesco and our logo. All other trademarks and trade names appearing in this prospectus are the property of their respective holders.

Industry data in this prospectus has been gathered from published sources that were not specifically prepared or approved for use in this prospectus, is used by permission, and is subject to copyright by the sources cited, with all rights reserved.

i

PROSPECTUS SUMMARY

The following summary highlights information we present more fully elsewhere in this prospectus. This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of factors described under the heading "Risk Factors" and elsewhere in this prospectus.

Our Business

We are an innovative provider of diversified offerings for digital entertainment platforms. Our offerings include video game titles, video content titles and digital media peripherals and applications. Our diverse products provide us with multiple opportunities to capitalize on the large and growing installed base of digital entertainment platforms and an increasing number of digital entertainment enthusiasts. We sell our products directly and through resellers primarily to U.S. retail chains, including Best Buy, Electronics Boutique, GameStop, Kmart, Target, Toys "R" Us and Wal-Mart. We have developed our retail and distribution network relationships over our 18-year history.

Our Market and Offerings

The digital entertainment product industry is comprised of video game hardware platforms, video game software, video content and digital media peripherals and applications. Within this industry, worldwide sales of video game hardware and video game software were approximately $23 billion in 2003 and are expected to grow to over $31 billion in 2009, according to DFC Intelligence.

We provide offerings for all major current-generation interactive digital entertainment hardware platforms, including Nintendo's Game Boy Advance, or GBA, and GameCube, Sony's PlayStation 2, or PS2, Microsoft's Xbox and the personal computer, or PC. We are also developing offerings for next-generation home game consoles, including Sony's PlayStation 3, Microsoft's Xbox 2 and next-generation portable handheld game devices, including Nintendo's DS and Sony's PSP.

Our video game titles are targeted at various demographics at a range of price points, from lower-priced "value" titles to premium-priced "frontline" titles. Our value titles include proprietary properties, such as Quad: Desert Fury and Texas Hold 'Em, and well-known licensed properties, such as Frogger's Adventure and Pac-Man Collection. We expect to continue to release new value titles on a regular basis. Our frontline titles include BloodRayne, which has sold more than 600,000 units worldwide, and its sequel, BloodRayne 2, which was released in October 2004. We collaborate and enter into agreements with leading content providers and video game development studios for the development of our frontline titles. We expect to expand our frontline titles by releasing several new titles in 2005, including, Advent Rising, which is anticipated to be the first in a trilogy of epic science fiction games developed in collaboration with award-winning science fiction author Orson Scott Card, Jaws, which is based on the well-known classic film and Psychonauts, which is being developed by Double Fine Productions, a studio founded and managed by award-winning game designer Tim Schafer.

Our GBA Video content titles, which utilize our proprietary video compression technology, allow GBA users to view up to 45 minutes of video content on each of our GBA Video cartridges. Nintendo's GBA North American installed base was approximately 24 million users as of June 2004, according to the NPD Group, or NPD. Our GBA Video titles were launched in May 2004, and we had sold over two million of these titles as of July 31, 2004. Our GBA Video cartridges were the first such products sold, and we are currently the only third party to have obtained approval from Nintendo to sell GBA Video products. We offer a variety of GBA Video titles today that are primarily targeted at the youth market and are based on popular Cartoon Network, FUNimation and Nickelodeon characters, such as Code Name: Kids Next Door, Dragon Ball GT, Fairly OddParents and SpongeBob SquarePants. We intend to actively pursue licenses for new, top-quality video content, introduce new GBA video cartridges that contain up to 90 minutes of video and expand our product line to include titles appealing to a broader demographic market.

We design, manufacture and market a line of innovative digital media peripherals and applications, including GBA wrap-around style headphones, GBA "wireless link" and "wireless messenger" applications and stand-alone TV Arcade "plug-and-play" video game systems. We are currently the only third party that Nintendo has approved to sell GBA headphones. We expect our wireless link, wireless messenger and stand-alone TV Arcade "plug-and-play" video game systems to be launched prior to the 2004 holiday season.

Our Strengths

Our key strengths include:

•	Diversified range of offerings across platforms, target markets and price points;

•	Established relationships with platform manufacturers, content providers and third-party developers;

•	Access to shelf space and broad exposure for our products through well-developed retailer network;

•	Ability to innovate and rapidly commercialize products; and

•	Seasoned management team and strong Board of Directors.

Our Strategy

Our objective is to be an innovative and leading provider of diversified offerings for digital entertainment platforms. Our strategy to achieve this objective is to:

•	Leverage our industry relationships and entrepreneurial environment to continue to bring innovative products to market;

•	Capitalize on our first-to-market position in GBA Video;

•	Introduce frontline titles with high-margin, franchise potential;

•	Maintain focus on diversification and managing risk; and

•	Grow through international expansion, new strategic partnerships and acquisitions.

Corporate Information

Majesco Sales Inc. was incorporated in 1986 under the laws of the State of New Jersey. On December 5, 2003, Majesco Sales Inc. completed a reverse merger with ConnectivCorp, then a publicly traded company with no active operations. ConnectivCorp was incorporated in 1998 under the laws of the State of Delaware. As a result of the merger, Majesco Sales Inc. became a wholly-owned subsidiary and the sole operating business of the public company. On April 13, 2004, the public company changed its name from "ConnectivCorp" to "Majesco Holdings Inc." to better reflect its current operating business. Our principal executive offices are located at 160 Raritan Center Parkway, Edison, NJ 08837, and our telephone number is (732) 225-8910. Our web site address is www.majescogames.com. The information contained on our web site is not incorporated by reference in this prospectus.

The Offering

Common stock offered by us	shares
Common stock offered by the selling stockholders	shares
Common stock to be outstanding after this offering	shares

Use of proceeds	We currently intend to use the proceeds of this offering to fund the growth of our business and for general corporate purposes, including working capital. Proceeds could also be used to acquire products, technologies, content or businesses that are complementary to our business. We have no current plans, agreements or commitments for acquisitions of any businesses, products or technologies.

OTC Bulletin Board symbol	"MJSH"

Common stock to be outstanding after this offering is based on 107,825,930 shares of common stock outstanding as of November 8, 2004, but does not include:

•	35,914,844 shares subject to warrants outstanding with a weighted average exercise price of $1.21 and 3,000 shares subject to warrants outstanding with an exercise price of $12.80;

•	11,871,000 shares subject to stock options outstanding with a weighted average exercise price of $2.50 and 1,992 shares subject to stock options outstanding with a weighted average exercise price of $18.44;

•	3,129,000 shares available for future grant or issuance under our stock option plan, which amount includes the increased amount reserved for issuance under the plan as consented to by our stockholders pursuant to a written consent; and

•	548,228 shares payable as a dividend to the former holders of 7% convertible preferred stock.

Except as otherwise indicated, all of the information in this prospectus assumes no exercise of the underwriters' over-allotment option.

Summary Consolidated Financial Information

The following tables summarize certain selected consolidated financial data, which should be read in conjunction with our consolidated financial statements and the notes thereto and with management's discussion and analysis of financial condition and results of operations included elsewhere in this prospectus. On December 5, 2003, Majesco Sales Inc. completed a reverse merger with ConnectivCorp, then a publicly traded company with no active operations. As a result of the merger, Majesco Sales Inc. became a wholly-owned subsidiary and the sole operating business of the public company. All financial information presented reflects our results as if we had acquired ConnectivCorp on December 5, 2003.

	Years Ended October 31,					Nine Months Ended July 31,
	2003	2002	2001	2000	1999	2004	2003
						(unaudited)
	(in thousands, except share and per share data)
Consolidated Statement of Operations Data:
Net revenues	$46,608	$49,688	$60,566	$46,034	$58,153	$75,639	$31,139
Cost of sales	30,803	31,992	40,923	33,372	47,925	55,628	19,663
Gross profit	15,805	17,696	19,643	12,662	10,228	20,011	11,476
Operating expenses (1)	24,569	16,153	15,619	11,004	11,988	13,463	12,677
Operating income (loss)	(8,764)	1,543	4,024	1,658	(1,760)	6,548	(1,201)
Interest and financing costs	2,077	2,093	2,702	1,483	3,117	1,927	1,423
Other non-operating expense (income) (2)	—	201	1,215	(510)	—	30,788	—
Income (loss) before income taxes	(10,841)	(751)	107	685	(4,877)	(26,167)	(2,624)
Provision for income taxes	—	—	—	—	—	1,248	—
Net income (loss)	$(10,841)	$(751)	$107	$685	$(4,877)	$(27,415)	$(2,624)
Net income (loss) attributable to common stockholders (3)	$(10,841)	$(751)	$107	$685	$(4,877)	$(28,983)	$(2,624)
Net income (loss) attributable to common stockholders per share:
— Basic	$(0.71)	$(0.05)	$0.01	$0.04	$(0.32)	$(0.57)	$(0.17)
— Diluted	$(0.71)	$(0.05)	$0.01	$0.04	$(0.32)	$(0.57)	$(0.17)
Weighted average shares outstanding:
— Basic	15,325,000	15,325,000	15,325,000	15,325,000	15,325,000	50,919,485	15,325,000
— Diluted	15,325,000	15,325,000	15,325,000	15,325,000	15,325,000	50,919,485	15,325,000

	As of July 31, 2004
	Actual	Pro forma(5)	Pro forma as adjusted(6)
	(unaudited, in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$336	$336
Working capital (deficiency)	8,527	8,527
Total assets	26,159	26,159
Non-current liabilities, excluding warrant liability	—	—
Warrant liability (4)	51,081	—
Stockholders' equity (deficiency)	(40,500)	10,581

(1)	Operating expenses includes (i) provisions for loss on impairment of software development costs of $3.7 million and litigation and settlement costs of $4.9 million for 2003 and (ii) for the nine months ended July 31, 2004, a charge for an accounts receivable write-off of $577,000 related to the Kay-Bee Toys bankruptcy and a gain of $1.2 million related to the renegotiation of the 2003 litigation settlement.

(2)	Other non-operating expense (income) includes (i) a loss on an abandoned equity offering of $201,000 for 2002, (ii) a provision for loss on an affiliate indebtedness of $1.2 million for 2001 and (iii) for the nine months ended July 31, 2004, expenses related to the merger with ConnectivCorp of $342,000, an unrealized loss on foreign exchange of $95,000 and a non-cash charge of $30.4 million related to the change in fair value of warrants.

(3)	Includes a $759,000 non-cash charge related to a deemed dividend to the holders of the 7% convertible preferred stock issued in connection with our February 2004 private placement and a preferred stock dividend requirement of $809,000 which is payable in common stock.

(4)	The warrant liability results from the accounting treatment for warrants issued in our February 2004 private placement. See Note 7 to the unaudited consolidated financial statement.

(5)	The balance sheet data as of July 31, 2004, on a pro forma basis, gives effect to the conversion of the 2,683 shares of 7% convertible preferred stock into 26,830,000 shares of common stock and reclassification of the warrant liability amounting to $51.1 million as additional paid in capital.

(6)	The balance sheet data as of July 31, 2004 on a pro forma as adjusted basis gives effect to (i) the matters referred to in footnote (3) above, and (ii) the sale of shares of common stock by us in this offering at an assumed offering price of $ per share, after deducting underwriting discounts and commissions and estimated offering expenses, including those incurred by the selling stockholders to be paid by us.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below together with all of the other information included in this prospectus before making an investment decision. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we may currently deem immaterial, may become important factors that harm our business, financial condition or results of operations. If any of the following risks actually occurs, our business, financial condition or results of operations could suffer. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Related To Our Business

We expect our operating results to fluctuate on a quarterly and annual basis, which may result in volatility in our stock price.

Our quarterly net revenues and results of operations have significantly varied in the past and can be expected to significantly vary in the future. Our business experiences substantial seasonality, and typically, our net revenues are significantly higher during our fourth fiscal quarter ending October 31 than during our other quarters because of increased consumer demand for the year-end holiday season. As a result, our fourth fiscal quarter accounts for a significant portion of our revenues and profitability for the entire fiscal year, and if we are not successful in the fourth fiscal quarter, this may have a significant adverse impact on our entire fiscal year. Other factors that cause fluctuations include:

•	the timing of our release of our new offerings;

•	the popularity of our new offerings and offerings released in prior periods;

•	changes in the mix of offerings with varying profit margins;

•	competitive factors, including the introduction of new products, product enhancements and technologies;

•	the timing of new platform releases;

•	product approval delays;

•	shipping or manufacturing difficulties or delays; and

•	fluctuations in the size and rate of growth of consumer demand for titles for different platforms.

As a result of these and other factors, we cannot assure you that our results of operations will be consistent on a quarterly or annual basis. Accordingly, you should not rely on our results of operations for a particular quarter or year as an indication of our future performance. If our results of operations in a quarter fall below our expectations and the expectations of market analysts or investors, the price of our common stock may likely decrease.

We have experienced recent net losses and we may incur future net losses which may cause a decrease in our stock price.

In fiscal years 2002 and 2003 and for the first nine months of fiscal year 2004, we incurred net losses of $751,000, $10.8 million and $27.4 million, respectively. In fiscal years 2002 and 2003, these net losses were principally related to our operations, and included financing costs, litigation expense and impairment reserves. For the first nine months of fiscal year 2004, our net loss related principally to a non-cash charge to reflect the change in the fair value of our outstanding warrants issued in our February 2004 private placement. We expect to continue to incur increased operating expenses over the next several years in connection with the continued growth of our business, such as increased sales and marketing expenditures, development costs and costs associated with expanding our general and administrative functions. We may not generate revenues sufficient to offset these increased costs, and may sustain losses in future periods. If we do become profitable, we may not sustain or increase our profitability. Continued losses, or an inability to sustain profitability, may have an adverse effect on our stock price.

Customer accommodations could materially and adversely affect our business, financial condition or results of operations.

When demand for our offerings falls below expectations, we may negotiate accommodations to retailers or distributors in order to maintain our relationships with our customers and access to our sales channels. These accommodations include negotiation of price discounts and credits against future orders. At the time of product shipment, we establish reserves for price protection and other similar allowances. These reserves are established according to our estimates of the potential for markdown allowances based upon historical rates, expected sales, retailer inventories of products and other factors. We cannot predict with certainty whether existing reserves will be sufficient to offset any accommodations we will provide, or the amount or nature of accommodations that we will provide in the future. If actual accommodations exceed our reserves, our earnings would be reduced, perhaps materially. Any such reduction may have an adverse effect on our business, financial condition or results of operations.

Our business activities may require additional financing that might not be obtainable on acceptable terms, if at all, which could have a material adverse effect on our financial condition and liquidity.

As our business expands, we expect to increase our expenditures in a number of efforts, including sales, marketing, licensing and product development. Although there can be no assurance, our management believes that there are sufficient capital resources from the proceeds from this offering and from operations, including our factoring and purchase order financing arrangements, to finance our operational requirements through at least the next twelve months. If we incur operating losses, or if unforeseen events occur that would require additional funding, we may need to raise additional capital or incur debt to fund our operations. We would expect to seek such capital through sales of additional equity or debt securities and/or loans from financial institutions, but there can be no assurance that funds will be available to us on acceptable terms, if at all, and any sales of additional securities will be dilutive to investors in this offering. Failure to obtain financing or obtaining financing on unfavorable terms could have a material adverse effect on future operating prospects and continued growth and could result in a decrease in our stock price.

We may be unable to develop and publish new products if we are unable to secure or maintain relationships with leading independent video game software developers.

We utilize the services of independent software developers to develop our video games. Consequently, our success in the video game market depends on our continued ability to obtain or renew product development agreements with leading independent video game software developers. However, we cannot assure you that we will be able to obtain or renew these product development agreements on favorable terms, or at all, nor can we assure you that we will be able to obtain the rights to sequels of successful products which were originally developed for us by leading independent video game software developers. Many of our competitors have greater financial resources and access to capital than we do, which puts us at a competitive disadvantage when bidding to attract leading independent video game software developers to enter into publishing agreements with us. We may be unable to secure or maintain relationships with leading independent video game software developers if our competitors can offer them better shelf access, better marketing support, more development funding, higher royalty rates, more creative control or other advantages. Usually, our agreements with independent software developers are easily terminable, sometimes without notice, if either party declares bankruptcy, becomes insolvent, ceases operations or materially breaches its agreement and fails to cure that breach within a designated time frame. In addition, many leading independent video game software developers have limited financial resources. Many are small companies with a few key individuals without whom a project may be difficult or impossible to complete. Consequently, we are exposed to the risk that these developers will go out of business before completing a project, lose key personnel or simply cease work on a project for which we have hired them.

If we are unable to maintain or acquire licenses to intellectual property, we may publish fewer titles and our revenue may decline.

Many of our video game titles, and all of our GBA Video titles and plug-and-play video game offerings, are based on or incorporate intellectual property and other character or story rights acquired or licensed from third parties. We expect that many of our future products will also be based on intellectual property owned by others. The cost of acquiring these licenses is often high, and competition for these licenses is intense. Many of our competitors have greater resources to capitalize on licensing opportunities. Our licenses are generally limited in scope to specific platform and/or geographic territories, and generally last for two to three years. We may not be able to obtain new licenses, renew licenses when they expire or include new offerings under existing licenses. If we are unable to obtain new licenses or maintain existing licenses that have significant commercial value, or maintain our licenses at reasonable costs, we may be unable to sustain our revenue growth in the future other than through sales or licensing of our independently created material.

If we are unable to successfully introduce new products on a timely basis, or anticipate and adapt to rapidly changing technology, including new hardware platform technology, our business may suffer.

A significant component of our strategy is to continue to bring new and innovative products to market, and we expect to incur significant development, licensing and marketing costs in connection with this strategy. The process of introducing new products or product enhancements is extremely complex, time consuming and expensive, and will become more complex as new platforms and technologies emerge. For example, the development of frontline video games requires significant development and marketing expenditures. In the event we are not successful in developing new titles, peripherals and other products that gain wide acceptance in the marketplace, we may not recoup our investment costs in these new products, and our business, financial condition and results of operations could be materially negatively affected.

Furthermore, digital entertainment platforms are characterized by rapidly changing technology. We must continually anticipate the emergence of, and adapt our products to, new digital entertainment platforms and technologies. The introduction of new technologies, including new console and handheld technology, software media formats and delivery channels, could render our previously released products obsolete, unmarketable or unnecessary. In addition, if we incur significant expense developing products for a new system that is ultimately unpopular, sales of these products may be less than expected and we may not be able to recoup our investment. Conversely, if we choose not to publish products for a new system that becomes popular, our revenue growth, reputation and competitive position may be adversely affected. Even if we are able to accurately predict which video game platforms will be most successful, we must deliver and market offerings that are accepted in our extremely competitive marketplace.

The loss of any of our key customers could adversely affect our sales.

Our sales to Toys "R" Us, Jack of All Games and Best Buy accounted for approximately 31%, 11% and 9% of our net revenue for fiscal 2003, respectively, and our sales to Wal-Mart, Toys "R" Us, Jack of All Games and Target accounted for approximately 28%, 23%, 14% and 11% of our net revenue for the first nine months of fiscal 2004, respectively. Although we seek to broaden our customer base, we anticipate that a small number of customers will continue to account for a large concentration of our sales given the consolidation of the retail industry generally. We do not have written agreements in place with several of our major customers. Consequently, our relationship with these retailers could change at any time. Our business, results of operations and financial condition could be adversely affected if:

•	We lose any of our significant customers;

•	Any of these customers purchase fewer of our offerings; or

•	We experience any other adverse change in our relationship with any of these customers.

We have grown rapidly and if we fail to manage our growth, our business may suffer.

Although we commenced operations 18 years ago, recently we have experienced, and continue to experience, significant growth in our operations. This growth has entailed hiring key personnel, including our Chief Executive Officer, developing and introducing to market several new product lines and forging new customer and licensing relationships. We anticipate that further expansion of our operations will be required to address our potential growth as we continue to address market opportunities. This expansion has placed, and is expected to continue to place, a substantial strain on our management, operational and financial resources. In order to manage future growth, we will be required to improve existing and implement new operating and management systems, procedures and controls. We also need to hire, train and manage additional qualified personnel. A significant factor in our growth has been a substantial increase in consumer demand for our products. If we do not effectively manage our growth, we may not adequately satisfy this demand. In addition, the quality of our offerings or our ability to develop and bring our offerings to market on a timely or cost effective basis could suffer. This could negatively impact our reputation, revenue and results of operations.

We must continue to strengthen our financial systems and controls, and failure to do so could adversely affect our ability to provide timely and accurate financial statements.

As a closely-held company with no prior public reporting obligations prior to our merger with ConnectivCorp in December 2003, we had committed limited personnel and resources to the development of our internal financial controls and systems. In connection with our fiscal year 2003 financial statement audit and in connection with their continuing engagement, our independent auditors have and continue to provide us with comments and recommendations regarding a number of areas in our internal accounting and disclosure controls needing improvement. These areas include: segregating duties in key functions; the creation of formal accounting controls, policies and procedures; a need to hire additional management and staff experienced in financial reporting; and finalizing documentation of our accounting and disclosure internal controls and procedures. We have begun to address these issues by hiring a chief financial officer who was formerly a partner in a Big Four accounting firm. We believe that in connection with our fiscal year 2004 audit, our auditors will likely issue to us a management letter setting forth their recommendations related to the above issues. There can be no assurance as to the nature of the recommendations, observations and suggestions regarding our operations, activities and efficiencies that may be contained in the management letter.

Continued improvement in our internal controls and procedures and the continued hiring and training of key accounting personnel will be required in order for us to manage future growth successfully and effectively assess our results of operations and liquidity needs. Continued improvement of our internal controls as well as compliance with the Sarbanes-Oxley Act of 2002 and related requirements will be costly and will place a significant burden on management. In addition, as of October 31, 2005, we will become subject to the heightened internal control and procedure requirements of Section 404 of the Sarbanes-Oxley Act. To date, we have taken limited actions with respect to our requirements under Section 404, and we expect to hire additional personnel and/or engage outside consultants, among other preparations, over the next twelve months to assist in our Section 404 related activities. Upon completion of this offering, we will have had only limited operating experience with the improvements we have made. We cannot assure you that the measures we have taken or any future measures will enable us to provide accurate and timely financial reports, particularly if we are unable to hire additional personnel in our accounting and financial department, or if we lose personnel in this area. Any failure to improve our internal controls or other problems with our financial systems or internal controls could result in delays or inaccuracies in reporting financial information, or non-compliance with SEC reporting and other regulatory requirements, any of which could adversely affect our business and stock price.

Significant competition in our industry could adversely affect our business.

We cannot assure you that we will be able to successfully compete against our current or future competitors or that competitive pressures will not have a material adverse effect on our business, results of operations or financial condition. The market for digital entertainment products, including video game titles, video content titles and digital media peripherals and applications, is highly competitive and relatively few products achieve significant market acceptance. We face significant competition with respect to our products, which may also result in price reductions, reduced gross margins and loss of market share. Many of our competitors have significantly greater financial, marketing and product development resources than we do. As a result, current and future competitors may be able to:

•	respond more quickly to new or emerging technologies or changes in customer preferences;

•	undertake more extensive marketing campaigns;

•	devote greater resources to secure rights to valuable licenses and relationships with leading software developers;

•	gain access to wider distribution channels; and

•	have better access to prime shelf space.

With respect to our video game products, we compete with many other third party publishers in both our value and frontline market segments. In addition, console and handheld manufacturers, such as Microsoft, Nintendo and Sony, publish software for their respective platforms, and media companies and film studios are increasing their focus on the video game software market and may become significant competitors. We expect competition to increase in both the value and frontline areas as more competitors enter the video game market.

While our GBA Video titles were the first video content titles to market, and to date the only third party titles that Nintendo has approved for the GBA, our competitors are developing competing titles and compression technology. Nintendo may approve these competing titles, which may utilize superior technology and prove to be more successful than our products. Nintendo itself is already using an alternative form of compression technology and producing GBA Video titles that compete with our products. We cannot assure you that competitors will not be able to also secure strong relationships with content providers on terms equal to or more favorable than we have. In addition, sales of our GBA Video products will be affected by the success of other portable video player platforms, including portable DVD players and other handheld video devices.

Our digital media peripherals and applications also face significant competition. For example, there have been a number of other recent "plug-and-play" video game systems containing different software, and offering different games, than ours. In addition, platform manufacturers may expand their product lines to include digital media peripherals and applications that may compete with our product offerings. Next-generation consoles may also render our digital media peripherals and applications obsolete. For example, Nintendo may incorporate an email or "chat" concept in future generations of its GBA, which could render our "wireless messenger" application obsolete.

Increased competition for limited shelf space and promotional support from retailers could affect the success of our business and require us to incur greater expenses to market our products.

Retailers typically have limited shelf space and promotional resources, such as circulars and in-store advertising, to support any one product among an increasing number of newly introduced entertainment offerings. Competition for retail support and shelf space is expected to increase, which may require us to increase our marketing expenditures or reduce prices to retailers. Competitors with more extensive lines, popular products and financial resources frequently have greater bargaining power with retailers. Accordingly, we may not be able to achieve or maintain the levels of support and shelf space that our competitors receive. As a result, sales of our products may be less than expected, which would have a material and adverse effect on our business, financial condition and results of operations.

Termination or modification of our agreements with hardware manufacturers, who are also competitors and frequently control the manufacturing of our titles, may adversely affect our business.

We are required to obtain a license in order to develop and distribute software for each of the manufacturers of video game hardware. We currently have licenses from Sony to develop products for PlayStation, PlayStation 2 and PSP, from Nintendo to develop products for the GBA and GameCube, and from Microsoft to develop products for the Xbox. These licenses are non-exclusive, and as a result, many of our competitors also have licenses to develop and distribute video game software for these systems. These licenses must be periodically renewed, and if they are not, or if any of our licenses are terminated or adversely modified, we may not be able to publish games for such platforms or we may be required to do so on less attractive terms.

Our contracts with these manufacturers grant them approval rights over new products and often also grant them control over the manufacturing of our products. While we believe our relationships with these manufacturers are good, the potential for delay or refusal to approve or support our products exists, particularly since these manufacturers are also video game publishers and hence are also our competitors. We may suffer an adverse effect on our business if these manufacturers:

•	do not approve a project for which we have expended significant resources;

•	refuse or are unable to manufacture or ship our products;

•	increase manufacturing lead times or delay the manufacturing of our products; or

•	require us to take significant risks in prepaying and holding an inventory of products.

We may face limitations on our ability to find suitable acquisition opportunities and difficulties in integrating acquired businesses.

A component of our strategy is to grow through strategic relationships and acquisitions. If we make acquisitions, they could be material in size and scope. While we will continually be searching for appropriate strategic partnerships or acquisition opportunities, there can be no assurance that we will be successful in identifying suitable candidates. As the video game and digital entertainment industry continues to consolidate, we face significant competition for strategic partnership or acquisition opportunities, which may inhibit our ability to complete suitable transactions. Additionally, our management has generally had limited experience completing acquisitions or managing the integration of acquisitions. Accordingly, in the event we are able to identify suitable acquisition candidates, we cannot guarantee that we will be able to successfully complete or integrate any business, products, technologies or personnel that we might acquire or seek to acquire in the future, and our failure to do so could harm our business. Furthermore, any future acquisitions, if completed, would subject us to many risks, including:

•	difficulties in integrating the products, operations or personnel of acquired companies into our business;

•	diversion of our management's attention from our ongoing operations;

•	additional expenses associated with amortization of acquired assets or impairment of acquired goodwill;

•	difficulties in maintaining uniform standards, controls, procedures and policies;

•	potential impairment of existing relationships with employees and customers as a result of the difficulties in integration of new management personnel; and

•	dilution to our stockholders in the event we issue stock to finance an acquisition or increased leverage if we incur debt to finance an acquisition.

The loss of our senior management and skilled personnel could negatively affect our business.

Our business greatly relies on the services of Morris Sutton, our Chairman Emeritus, and his relationships with hardware manufacturers, licensors of our content and several of our customers. We also greatly rely on the services of Carl Yankowski, our Chief Executive Officer, and Kevin Ray, our Chief Technology Officer. Our future success will depend to a significant degree upon the performance and contribution of these and other members of our senior management team, and upon our ability to attract, motivate and retain other highly qualified employees with technical, management, marketing, sales, product development, creative and other skills. In our industry, competition for highly skilled and creative employees is intense and costly. Our business, financial condition and results of operations could be materially and adversely affected if we lost the services of any members of our senior management team or key technical or creative employees or if we failed to attract additional highly qualified employees.

We intend to increase our revenues from our international operations, which may subject us to economic, political, regulatory and other risks.

Historically, we have not devoted significant resources to our international operations. However, a component of our strategy is to expand our international operations in order to increase our revenues. Expanding our international operations, however, may subject us to many risks, including:

•	economic and political instability;

•	compliance with foreign and domestic laws and regulations;

•	changes in foreign and domestic legal and regulatory requirements or policies resulting in burdensome government controls, tariffs, restrictions, embargoes or export license requirements;

•	currency fluctuations;

•	difficulties in staffing and managing our international operations;

•	less favorable foreign intellectual property laws making it more difficult to protect our properties from appropriation by competitors;

•	potentially adverse tax treatment;

•	difficulties with distributors; and

•	difficulties collecting our accounts receivable.

Rating systems for digital entertainment software, potential legislation and consumer opposition could inhibit sales of our products.

Trade organizations within the video game industry require digital entertainment software publishers to provide consumers with information relating to graphic violence, profanity or sexually explicit material contained in software titles, and impose penalties for noncompliance. Certain countries have also established similar rating systems as prerequisites for sales of digital entertainment software in such countries. In some instances, we may be required to modify our products to comply with the requirements of these rating systems, which could delay the release of those products in these countries. Some of our existing and proposed new titles have and will receive an "M" rating, meaning it is not recommended for children under 17. We believe that we comply with such rating systems and properly display the ratings and content descriptions received for our titles. Several proposals have been made for federal legislation to regulate the digital entertainment software, broadcasting and recording industries, including a proposal to adopt a common rating system for digital entertainment software, television and music containing violence or sexually explicit material, and the Federal Trade Commission has issued reports with respect to the marketing of such material to minors. Consumer advocacy groups have also opposed sales of digital entertainment software containing graphic violence or sexually explicit material by pressing for legislation in these areas, including legislation prohibiting the sale of certain "M" rated video games to minors, and by engaging in public demonstrations and media campaigns. Retailers may decline to sell digital entertainment software containing graphic violence or sexually explicit material, which may limit the potential market for our "M" rated products, and adversely affect our operating results. If any groups, whether governmental entities, hardware manufacturers or advocacy groups, were to target our "M" rated titles, we might be required to significantly change or discontinue a particular title, which in the case of one of our popular titles, could materially affect our business.

Our intellectual property is vulnerable to misappropriation and the effects of competitive, non-infringing technology, any of which could adversely affect our business prospects.

Our business relies heavily on proprietary intellectual property, whether our own or licensed from third parties. We own or have rights to use proprietary technology that we believe affords us a current competitive advantage. This technology is not, however, fully protected from infringement by competitors or from the introduction of non-infringing technologies. Despite our efforts to protect our proprietary rights, unauthorized parties may try to copy our products, or obtain and use information that we regard as proprietary. In addition, the laws of some foreign countries may not protect our proprietary rights to as great an extent as U.S. law. Furthermore, our pending patent applications are provisional, and our pending and future patent and trademark applications may not issue as patents or trademarks, as the case may be, and even if they do issue, such patents or trademarks may not be of such sufficient scope or strength to provide meaningful economic or competitive value. Our rights and the additional steps we have taken to protect our intellectual property may not be adequate to deter misappropriation, particularly given the difficulty of effectively policing unauthorized use of our properties, and our proprietary position remains subject to the risk that our competitors or others will independently develop non-infringing technologies substantially equivalent or superior to our technologies. If we are unable to protect our intellectual property, or if we are sued for infringing on another party's intellectual property, our business, financial condition or results of operation could be materially adversely affected.

Intellectual property claims may increase our product costs or require us to cease selling affected products which could adversely affect our earnings and sales.

Development of original content, including publication and distribution, sometimes results in claims of intellectual property infringement. Although we make efforts to ensure our products do not violate the intellectual property rights of others, it is possible that third parties still may allege infringement. These claims, and any litigation resulting from these claims, could prevent us from selling the affected product, or require us to redesign the affected product to avoid infringement or obtain a license for future sales of the affected product. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and future business prospects. Any litigation resulting from these claims could require us to incur substantial costs and divert significant resources, including the efforts of our technical and management personnel.

If our products contain defects, our business could be harmed significantly.

The software products, and digital media products that employ software in their operations, that we publish and distribute are complex and may contain undetected errors when first introduced or when new versions are released. Despite extensive testing prior to release, we cannot be certain that errors will not be found in new products or releases after shipment, which could result in loss of or delay in market acceptance. This loss or delay could significantly harm our business and financial results.

If we account for employee stock options using the fair value method, it could significantly reduce our net income.

As permitted under SFAS No. 123, "Accounting for Stock-Based Compensation," we provide quarterly and annual disclosures of the impact to earnings per share if stock options were expensed. We estimate that if stock options were expensed in accordance with SFAS 123, the impact for the first nine months of fiscal 2004 would have been an increase in net loss of approximately $185,000. On October 13, 2004, the Financial Accounting Standards Board, or FASB, concluded that Statement 123R, "Share-Based Payment," which would require all companies to measure compensation costs for all share-based payments, including employee stock options, at fair value, would be in effect for public companies for quarters beginning after June 15, 2005. The FASB's current plan is to issue a final statement on or around December 15, 2004. Once we are required to account for stock options using the fair value method, our net income will be reduced by the additional compensation expense that will be recorded.

Non-cash charges will reduce our earnings and may cause our stock to decline.

We expect to incur non-cash charges in connection with the grant of 2.1 million options to our Chief Executive Officer, Carl Yankowski to purchase shares of common stock, at a 70% discount to the market price of our common stock. As a result of this grant, we will incur non-cash compensation expense of $312,000 for the fourth quarter of fiscal year 2004 and $465,000 for each of the succeeding six quarters. In addition, in October 2004, we issued warrants to several stockholders in consideration for their agreement not to dispose of our common stock for a certain period of time. An amount equal to the fair value of such warrants, approximately $2.7 million, will be accounted for as a non-cash dividend in the fourth quarter of fiscal 2004.

If we are unsuccessful in contesting the claimed warrant repurchase obligation, we may be required to make a significant payment.

On September 1, 2004, Entertainment Finance International, LLC, or EFI, commenced a breach of contract action in the Supreme Court of the State of New York relating to an outstanding warrant held by EFI. EFI alleges that pursuant to the terms of the warrant, we are obligated to pay $1.75 million for the re-purchase of the shares underlying the warrant. While we intend to defend against this action, we cannot assure you that the litigation will result in our favor.

The National Association of Securities Dealers, or NASD, has conducted a review of certain unusual trading activity in our common stock which coincided with the signing of a letter of intent with respect to our merger, the outcome of which could have a material adverse effect on our reputation, listing, financial condition, results of operations and liquidity.

On December 17, 2003 we received a letter from the NASD's Market Regulation Department stating that the NASD was conducting a review of unusual trading activity in our common stock between the time of the signing of the letter of intent with respect to our merger with ConnectivCorp and the date that we announced that a letter of intent was signed. There also appears to have been unusual trading activity around the time of the signing of the definitive agreement for the merger and prior to the announcement of such signing. Our current officers were not the subject of this investigation.

By letter dated April 22, 2004, the NASD indicated that it had concluded its review. The letter indicated that the NASD referred the matter to the SEC for whatever action, if any, the SEC deems appropriate. The letter concluded that "This referral should not be construed as indicating that any violations of the federal securities laws or the NASD Conduct Rules have occurred, or as a reflection upon the merits of the security involved or upon any person who effected transactions in such security." If we are sanctioned or otherwise held liable for this trading, any such sanctions could have a material adverse effect on our reputation, listing, financial condition, results of operations and liquidity. In addition, it is possible that such matters may give rise to civil or criminal actions.

Risks Related to this Offering

Our stock price is highly volatile.

The trading price of our common stock has been and could continue to be subject to wide fluctuations in response to certain factors, including, but not limited to, the following:

•	quarter to quarter variations in results of operations;

•	our announcements of new products;

•	our competitors' announcements of new products;

•	our product development or release schedule;

•	general conditions in the video game software, entertainment, media or electronics industries;

•	our ability to successfully negotiate licenses with third parties;

•	timing of the introduction of new hardware platforms and delays in the actual release of new hardware platforms;

•	changes in earnings estimates; or

•	investor perceptions and expectations regarding our products, plans and strategic position and those of our competitors and customers.

Additionally, the public stock markets experience extreme price and trading volume volatility, particularly in the high technology and entertainment sectors of the market. This volatility has significantly affected the market prices of securities of many companies in these industries for reasons often unrelated to the operating performance of the specific companies. These broad market fluctuations may adversely affect the market price of our common stock.

There may be an adverse effect on the market price of our stock as a result of shares being available for sale in the future.

Our current stockholders will hold              shares of our common stock after this offering assuming no exercise of the underwriters' over-allotment option, which they will be able to sell in the public market in the near future. A significant portion of these shares are held by a small number of stockholders, including some of the potential selling stockholders in this offering. Sales by our current stockholders of a substantial number of shares after this offering could significantly reduce the market price of our common stock. Moreover, the holders of approximately 3,724,844 shares of common stock, including shares issuable upon conversion of our warrants, will have rights, subject to some conditions, to require us to file registration statements covering their shares. We have registered up to 15,000,000 shares of our common stock that are subject to outstanding stock options or reserved for issuance under our stock option plans and can be freely sold in the public market upon issuance, subject to the limitations of any lock-up agreements which may be described in "Underwriting." Although currently subject to a lock-up agreement, 59,582,000 shares of common stock have been registered for resale and these shares, upon expiration of such lock-up period, may be freely sold. If any of these holders cause a large number of securities to be sold in the public market, the sales could reduce the trading price of our common stock. These sales also could impede our ability to raise future capital.

We are controlled by a small number of stockholders, some of whom are key members of our executive management, and such control could prevent the taking of certain actions that may be beneficial to other stockholders.

A significant portion of our voting securities are owned or controlled by various members of the Sutton family. Although each member of the Sutton family may vote their respective shares independently, due to their substantial ownership of our voting securities, together they control the outcome of substantially all matters submitted to a vote of our stockholders, including but not limited to the selection of certain members to our board and the adoption of measures that could delay or prevent a change in control or impede a merger, takeover or other business combination in which we may potentially be involved. Additionally, Morris Sutton is our Chairman Emeritus, Jesse Sutton, Morris's son, is our President and a member of our board and Joseph Sutton, Morris's son, is our executive vice president of research and development and a member of our board, thereby also giving them substantial control over matters considered by our officers and directors. Members of the immediate Sutton family beneficially own 48.3% of our outstanding voting securities, all of which are subject to a lock-up agreement whereby these persons may not sell or otherwise dispose of their securities until October 29, 2005, which is one year following the effective date of our registration statement filed in connection with our private placement of February 2004. In addition, Albert Ades, Jesse Sutton's father-in-law, owns 2,000,000 shares of our common stock.

Anti-takeover provisions in our certificate of incorporation and Delaware law could prevent a potential acquirer from buying your stock at a price you deem beneficial.

Anti-takeover provisions of Delaware law may make a change in control of our company more difficult, even if a change in control would be beneficial to our stockholders. These provisions may allow our board of directors to prevent or make changes in our management and control. Without any further vote or action on the part of the stockholders, the board of directors will have the authority to determine the price, rights, preferences, privileges and restrictions of our preferred stock. This preferred stock may have preference over and impair the rights of the holders of our common stock. Although the ability to issue preferred stock may provide us with flexibility in connection with possible investment acquisitions and other corporate purposes, this issuance may make it more difficult for a third party to acquire a majority of our outstanding voting stock. Similarly, our authorized but unissued common stock is available for future issuance without stockholder approval.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus constitute forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Those factors include, among other things, those listed under "Risk Factors" and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. Moreover, neither we nor any other person assumes responsibility for the accuracy or completeness of these statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of             shares of common stock in this offering will be approximately $              million after deducting estimated offering expenses and underwriting discounts and commissions and assuming a public offering price of $              per share. If the over-allotment option is exercised in full, we estimate that our net proceeds will be approximately $              million. We will not receive any proceeds from the sale of shares by the selling stockholders.

We currently intend to use the proceeds of this offering to fund the growth of our business and for general corporate purposes, including working capital. Proceeds could also be used to acquire products, technologies, content or businesses that are complementary to our business. We have no current plans, agreements or commitments for acquisitions of any businesses, products or technologies.

The amounts that we actually expend for these purposes will depend on a number of factors, including future revenue growth and the amount of cash that we generate from operations. As a result, management will retain broad discretion over the allocation of the net proceeds from this offering. Pending use of the net proceeds of this offering, we intend to invest the net proceeds in accordance with our investment policy guidelines, which provide for the investment of funds in U.S. government securities, money market instruments and corporate bonds.

DIVIDEND POLICY

We have never paid cash dividends on our common stock, and do not anticipate paying any cash dividends for the foreseeable future. We currently intend to retain future earnings, if any, to operate and expand our business.

MARKET FOR REGISTRANT'S COMMON EQUITY
AND RELATED STOCKHOLDER MATTERS

Our common stock is quoted on the OTC Bulletin Board under the symbol "MJSH." The market for our common stock has often been sporadic, volatile and limited.

The following table shows the high and low bid quotations for our common stock as reported by the OTC Bulletin Board during the past two fiscal years. The prices reflect inter-dealer quotations, without retail markup, markdown or commissions and may not represent actual transactions.

	High	Low
Fiscal Year 2003
First Quarter	$0.60	$0.15
Second Quarter	$0.40	$0.25
Third Quarter	$0.50	$0.25
Fourth Quarter	$1.30	$0.30

Fiscal Year 2004
First Quarter	$2.08	$1.01
Second Quarter	$4.48	$1.39
Third Quarter	$4.90	$2.50
Fourth Quarter	$3.38	$1.77

On November 9, 2004, we had approximately 312 registered holders of record of our common stock.

CAPITALIZATION

The table below sets forth our capitalization, as follows:

•	on an actual basis;

•	on a pro forma basis to give effect to (i) the conversion of the 2,683 shares of 7% convertible preferred stock into 26,830,000 shares of common stock which occurred on October 29, 2004, and (ii) the reclassification of the warrant liability amounting to $51.1 million as additional paid in capital; and

•	on a pro forma, as adjusted basis to give effect to (i) the pro forma matters referred to above, and (ii) the sale of shares of common stock by us in this offering at an assumed offering price of $ per share, after deducting underwriting discounts and commissions and estimated offering expenses, including those incurred by the selling stockholders to be paid by us.

This information should be read together with the sections of this prospectus entitled "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included in this prospectus.

	As of July 31, 2004
	Actual	Pro forma	Pro forma, as adjusted
	(in thousands, except share and per share data)
Cash and cash equivalents	$336	$336	$
Warrant liability	$51,081	$—		$—
Stockholders' deficiency:
Common stock, $.001 par value; 250,000,000 shares authorized, 80,995,930 shares issued and outstanding, actual; 250,000,000 shares authorized, 107,825,930 shares issued and outstanding, pro forma; 250,000,000 shares authorized, shares issued and outstanding, pro forma as adjusted	81	107
Preferred Stock, $.001 par value; 10,000,000 shares authorized, 3,000 shares designated as 7% Convertible Preferred Stock, 2,683 issued and outstanding, actual; 10,000,000 shares authorized, none designated, issued or outstanding, pro forma and pro forma as adjusted	—	—
Additional paid in capital	(12,361)	38,694
Accumulated deficit	(28,174)	(28,174)
Accumulated other comprehensive loss	(46)	(46)	$
Total stockholders' equity (deficiency)	(40,500)	10,581	$
Total capitalization	$10,581	$10,581	$

The table above excludes:

•	32,190,000 shares of common stock on an as-converted basis underlying warrants outstanding with a weighted average exercise price of $1.00 and 3,000 shares of common stock on an as-converted basis underlying warrants with an exercise price of $12.80; and

•	4,121,000 shares subject to stock options outstanding with a weighted average exercise price of $1.99 and 1,992 shares subject to stock options outstanding with a weighted average exercise price of $18.44.

In addition, the table above also excludes the following:

•	3,724,844 shares of common stock underlying warrants outstanding with a weighted average exercise price of $3.00 issued subsequent to July 31, 2004;

•	7,750,000 shares of common stock subject to stock options outstanding with a weighted average exercise price of $2.76 issued subsequent to July 31, 2004;

•	3,129,000 shares available for future grant or issuance under our stock option plan, which includes the increased amount reserved for issuance under the plan as consented by our stockholders pursuant to a written consent; and

•	548,228 shares payable as a dividend to the former holders of 7% convertible preferred stock.

SELECTED CONSOLIDATED FINANCIAL DATA

The following tables summarize certain selected consolidated financial data, which should be read in conjunction with our consolidated financial statements and the notes thereto and with management's discussion and analysis of financial condition and results of operations included elsewhere in this prospectus. The selected consolidated financial data presented below for each of the fiscal years in the five-year period ended October 31, 2003 are derived from our audited consolidated financial statements. Our consolidated financial statements for each of the fiscal years in the three-year period ended October 31, 2003, and the auditors' report thereon, are included elsewhere in this prospectus. The consolidated financial information for the nine months ended July 31, 2004 and 2003 is derived from our unaudited consolidated financial statements. The unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements. All financial information presented reflects our results as if we had acquired ConnectivCorp on December 5, 2003.

	Years Ended October 31,					Nine Months Ended July 31,
	2003	2002	2001	2000	1999	2004	2003
						(unaudited)
	(in thousands, except share and per share data)
Consolidated Statement of Operations Data:
Net revenues	$46,608	$49,688	$60,566	$46,034	$58,153	$75,639	$31,139
Cost of sales	30,803	31,992	40,923	33,372	47,925	55,628	19,663
Gross profit	15,805	17,696	19,643	12,662	10,228	20,011	11,476
Operating expenses (1)	24,569	16,153	15,619	11,004	11,988	13,463	12,677
Operating income (loss)	(8,764)	1,543	4,024	1,658	(1,760)	6,548	(1,201)
Interest and financing costs	2,077	2,093	2,702	1,483	3,117	1,927	1,423
Other non-operating expense (income) (2)	—	201	1,215	(510)	—	30,788	—
Income (loss) before income taxes	(10,841)	(751)	107	685	(4,877)	(26,167)	(2,624)
Provision for income taxes	—	—	—	—	—	1,248	—
Net income (loss)	$(10,841)	$(751)	$107	$685	$(4,877)	$(27,415)	$(2,624)
Net income (loss) attributable to common stockholders	$(10,841)	$(751)	$107	$685	$(4,877)	$(28,983)	$(2,624)
Net income (loss) attributable to common stockholders per share:
— Basic	$(0.71)	$(0.05)	$0.01	$0.04	$(0.32)	$(0.57)	$(0.17)
— Diluted	$(0.71)	$(0.05)	$0.01	$0.04	$(0.32)	$(0.57)	$(0.17)
Weighted average shares outstanding:
— Basic	15,325,000	15,325,000	15,325,000	15,325,000	15,325,000	50,919,485	15,325,000
— Diluted	15,325,000	15,325,000	15,325,000	15,325,000	15,325,000	50,919,485	15,325,000

	As of July 31, 2004
	Actual	Pro forma(5)	Pro forma as adjusted(6)
	(unaudited, in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$336	$336	$
Working capital (deficiency)	8,527	8,527
Total assets	26,159	26,159
Non-current liabilities, excluding warrant liability	—	—
Warrant liability (4)	51,081	—
Stockholders' equity (deficiency)	(40,500)	10,581

(1)	Operating expenses includes (i) provisions for loss on impairment of software development costs of $3.7 million and litigation and settlement costs of $4.9 million for 2003 and (ii) for the nine months ended July 31, 2004, a charge for an accounts receivable write-off of $577,000 related to the Kay-Bee Toys bankruptcy and a gain of $1.2 million related to the renegotiation of the 2003 litigation settlement.

(2)	Other non-operating expense (income) includes (i) a loss on an abandoned equity offering of $201,000 for 2002, (ii) a provision for loss on an affiliate indebtedness of $1.2 million for 2001, and (iii) for the nine months ended July 31, 2004, expenses related to the merger with ConnectivCorp of $342,000, an unrealized loss on foreign exchange of $95,000 and a non-cash charge of $30.4 million related to the change in fair value of warrants.

(3)	Includes a $759,000 non-cash charge related to a deemed dividend to the holders of the 7% convertible preferred stock issued in connection with our February 2004 private placement and a preferred stock dividend requirement of $809,000 which is payable in common stock.

(4)	The warrant liability results from the accounting treatment for warrants issued in our February 2004 private placement. See Note 7 to the unaudited consolidated financial statement.

(5)	The balance sheet data as of July 31, 2004 on a pro forma basis gives effect to the conversion of the 2,683 shares of 7% convertible preferred stock into 26,830,000 shares of common stock and reclassification of the warrant liability amounting to $51.1 million as additional paid in capital, both of which occurred on October 29, 2004.

(6)	The balance sheet data as of July 31, 2004 on a pro forma as adjusted basis gives effect to (i) the matters referred to above, and (ii) the sale of shares of common stock by us in this offering at an assumed offering price of $ per share, after deducting underwriting discounts and commissions and estimated offering expenses, including those incurred by the selling stockholders to be paid by us.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with "Selected Financial Data" and our consolidated financial statements and related notes appearing elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. The actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth under "Risk Factors" and elsewhere in this prospectus.

Overview

We are an innovative provider of diversified offerings for digital entertainment platforms. Our offerings include video game titles, video content titles and digital media peripherals and applications. Our diverse products provide us with multiple opportunities to capitalize on the large and growing installed base of digital entertainment platforms and an increasing number of digital entertainment enthusiasts. We publish and distribute titles for all major current-generation platforms, including Nintendo's Game Boy Advance, or GBA, and GameCube, Sony's PlayStation 2, or PS2, Microsoft's Xbox and the personal computer, or PC. We sell our products directly and through resellers primarily to U.S. retail chains, including Best Buy, Electronics Boutique, GameStop, Kmart, Target, Toys "R" Us and Wal-Mart.

On December 5, 2003, Majesco Sales Inc., a privately held company with an 18-year operating history, completed a reverse merger with ConnectivCorp, then a publicly traded company with no active operations. As a result of the merger, Majesco Sales Inc. became a wholly-owned subsidiary of the public company and its sole operating business. All financial information presented reflects the results of Majesco Sales Inc. as if Majesco Sales Inc. had acquired ConnectivCorp on December 5, 2003.

The primary components of our consolidated statement of operations include the following:

Net Revenues. Our revenues are derived from three general types of offerings:

•	Video Games. Our video games consist of "frontline" titles and "value" titles. Frontline titles are premium-priced video games that typically involve higher development and marketing costs. We work with leading development studios to develop our own proprietary titles and we also license rights to well-known properties from third parties. Value titles are typically sold at retail prices of $20 or less and typically involve comparatively lower development and marketing costs than our frontline titles;

•	GBA Video. Our GBA Video titles utilize our proprietary compression technology that enables users to view up to 45 minutes of color video content with stereo audio on their GBA, using a standard GBA cartridge and with no additional hardware required. We enter into licensing agreements with entertainment industry leaders for GBA Video content; and

•	Digital Media Peripherals and Applications. We develop, manufacture and market a variety of digital media peripherals and applications. Our peripheral products and applications for the GBA include headphones, "wireless link" and "wireless messenger." Our stand-alone TV Arcade "plug-and-play" video game systems consist of a firmware-enabled joystick that connects directly to a user's television and plays pre-installed video games without the need for a dedicated console.

Historically, most of our revenues were derived from being a leading distributor of value video game titles. Although sales of value titles will continue to constitute a significant portion of our revenues, we are diversifying our sources of revenue and have introduced or expanded our other offerings. For instance, during fiscal 2004 we launched additional frontline titles, our GBA Video titles and our digital media peripherals and applications. During the nine months ended July 31, 2004, our video game value titles for the GBA and console platforms generated a substantial portion of our revenues. In the future, however, we expect this amount to decrease as a percentage of our revenues as we generate significantly more revenues from our frontline video games, GBA Video titles and digital media peripherals and applications. The continued diversification of our revenue sources and our revenue growth are dependent upon our ability to provide a wide variety of appealing products at different price points aimed at different demographics. Our revenues are recognized net of reserves for price protection and other allowances. See "Critical Accounting Policies" below.

Cost of Sales.    Cost of sales consists of product costs and amortization of software development costs and license fees. A significant component of our cost of sales is product costs, which are comprised primarily of manufacturing and packaging costs of the disc or cartridge media, royalties to the platform manufacturer and manufacturing and packaging costs of digital media peripherals. Currently, cartridge media is substantially more costly than other media and represents a substantial portion of our product costs since most of our units sold to date have been video games and video content for the GBA platform, which utilizes cartridge media. Commencing upon the related product's release, capitalized software development and intellectual property license costs are amortized to cost of sales. We expect amortization expense to increase as we expand our GBA Video and frontline video game offerings.

Gross Profit.    Our gross profit is directly affected by the mix of revenues from our products. Gross profit margins have the potential to be substantially higher from publishing our frontline titles given the relatively lower manufacturing costs and higher sales prices. If a frontline title is a highly successful "hit" and manufacturing and licensing costs are recouped, economies of scale occur as the incremental sales of a premium-priced game produce greater profitability. Our value titles are generally characterized as having lower gross profit margin potential than frontline titles as a result of their lower sales price. Gross profit margins from our GBA products generally are the lowest of our products given the high manufacturing and licensing costs associated with these products, particularly GBA Video titles. We believe our overall gross profit and gross profit margins will increase as we increase our sales of frontline video games and digital media peripherals and applications.

Product Research and Development Expenses.    Product research and development expenses relate principally to our cost of supervision of the third-party developers of our new video games and the technologies related to GBA Video and digital media peripherals and applications, testing new products and conducting quality evaluations during the development cycle. Costs incurred are employee related, may include equipment and are not allocated to cost of sales. With the expansion of our product offerings, our expenditures for product research and development are expected to increase.

Selling and Marketing Expenses.    Selling and marketing expenses consist of marketing and promotion expenses, the cost of shipping products to customers and related employee costs. The largest component of this expense relates to marketing and promotion expenses, which includes certain customer marketing allowances. Marketing and promotion expenses associated with frontline titles are significantly higher than with respect to our other offerings. As we increase the number of our frontline titles, as well as video content and digital media peripherals and applications, our marketing and promotion expenses will rise accordingly.

General and Administrative Expenses.    General and administrative expenses primarily represent employee related costs, including corporate executive and support staff, general office expenses, professional fees and various other overhead charges. We expect that our personnel costs will increase as our business continues to grow. Professional fees, including legal and accounting expenses, typically represent the second largest component of our general and administrative expenses. These fees are partially attributable to our required activities as a publicly traded company, such as SEC filings. We expect to incur increased costs for personnel and consultants in connection with our required compliance as a public company with new regulations regarding corporate governance and accounting.

Interest and Financing Costs.    Interest and financing costs are directly attributable to our factoring and our purchase-order financing arrangements. We expect that the proceeds of this offering will enable us to lessen our need to take advances from the factor and our need to use the finance company for letters of credit, and therefore we expect our interest and financing costs to decrease, at least on a temporary basis.

Warrant Accounting and Other Non-Cash Compensation.

In accordance with Emerging Issues Task Force Issue 00-19, referred to as EITF 00-19, "Accounting for Derivative Financial Instruments Indexed To, and Potentially Settled in, a Company's Own Stock," we initially accounted for the fair value of the warrants issued in connection with our February 2004 private placement as a liability since we would have incurred substantial penalties if we had not complied on a timely basis with the warrantholders' registration rights. As of the closing date of the private placement, the fair value of the warrants was approximately $21 million calculated utilizing the Black-Scholes option-pricing model. In addition, changes in the market value of our common stock from the closing date through the effective date of the registration statement resulted in non-cash charges or credits to operations to reflect the change in fair value of the warrants during this period. Accordingly, we recorded a charge to operations of $30.4 million during the period subsequent to the private placement ended July 31, 2004 to reflect the change in fair value of the warrants. At the effective date of the resale registration statement, the fair value of the warrants was reclassified to equity.

During the nine months ended July 31, 2004, we also recorded a deemed dividend of $759,000 relating to the beneficial conversion feature attributable to the 7% preferred stock issued in our February 2004 private placement, after taking into account the value of the warrants issued. The deemed dividend increased the loss applicable to common stockholders in the calculation of basic and diluted net loss per common share. In addition, in October 2004, we issued warrants to several stockholders in consideration for their agreement not to dispose of our common stock for a certain period of time. An amount equal to the fair value of such warrants, approximately $2.7 million, will be treated as a non-cash dividend in the fourth quarter of fiscal 2004.

We granted options to purchase 2,085,000 shares of common stock to Carl Yankowski in connection with his employment as our Chief Executive Officer in August 2004. These options were granted at a 70% discount to the market price of our common stock on the date of grant. As a result of this issuance, we will incur non-cash compensation expense of approximately $312,000 for the fourth quarter of fiscal year 2004 and $465,000 for each of the succeeding six quarters.

Critical Accounting Policies

Our discussion and analysis of the financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ materially from these estimates under different assumptions or conditions.

We have identified the policies below as critical to our business operations and the understanding of our financial results. The impact and any associated risks related to these policies on our business operations is discussed throughout management's discussion and analysis of financial condition and results of operations where such policies affect our reported and expected financial results. For a detailed discussion on the application of these and other accounting policies see Note 1 to consolidated financial statements included elsewhere in this prospectus.

Reserves for price protection and other allowances.

We derive revenue from the sale of packaged video game software designed for play on consoles such as PlayStation 2, Xbox and GameCube, and hand-held game devices, principally the GBA. We generally sell our products on a no-return basis, although in certain instances, we may provide price protection or other allowances on certain unsold products in accordance with industry practices. Price protection, when granted and applicable, allows customers a credit with respect to merchandise unsold by them. Revenue is recognized net of estimates of these allowances. Sales incentives and other consideration that represent costs incurred by us for assets or services received, such as the appearance of our products in a customer's national circular advertisement, are reflected as selling and marketing expenses. We estimate potential future product price protection and other discounts related to current period product revenue. Generally our price protection for frontline titles is higher than our value titles. Our reserves for price protection and other allowances fluctuate over periods as a result of a number of factors including analysis of historical experience, current sell through of retailer inventory of our products, current trends in the video game market, the overall economy, changes in customer demand and acceptance of our products and other related factors. However, actual allowances granted could materially exceed our estimates as unsold products in the distribution channels are exposed to rapid changes in consumer preferences, market conditions or technological obsolescence due to new platforms, product updates or competing products. For example, the risk of requests for allowances may increase as consoles pass the midpoint of their lifecycle and an increasing number of competitive products heighten pricing and competitive pressures. While management believes it can make reliable estimates regarding these matters, these estimates are inherently subjective. Accordingly, if our estimates change, this will result in a change in our reserves, which would impact the net revenues and/or selling and marketing expenses we report. For the years ended October 31, 2003, 2002, and 2001 and for the nine month periods ended July 31, 2004 and 2003, we provided allowances for future price protection and other allowances of $5.2 million, $13.1 million, $6.2 million, $2.2 million and $3.0 million, respectively. The fluctuations in the provisions reflected our estimates of future price protection based on the factors discussed above. We do not have significant exposure to credit risk as the factor generally buys our receivables without recourse. During the nine month period ended July 31, 2004, we recorded a charge for an accounts receivable write-off of $577,000 as a result of the January 2004 bankruptcy filing of Kay-Bee Toys, because sales to this customer were not factored.

Software development costs and intellectual property licenses.

Software development costs include milestone payments made to independent software developers under development arrangements. Software development costs are capitalized once technological feasibility of a product is established and such costs are determined to be recoverable against future revenues. For products where proven game engine technology exists, this may occur early in the development cycle. Technological feasibility is evaluated on a product-by-product basis. Amounts related to software development that are not capitalized are charged immediately to product research and development costs. Intellectual property license costs represent license fees paid to intellectual property rights holders for use of their trademarks or copyrights in the development of our products. Minimum guaranteed royalty payments for intellectual property licenses are initially recorded as an asset (prepaid license fees) and a liability (accrued expenses) at the contractual amount upon execution of the contract when no significant performance remains with the licensor.

Commencing upon the related product's release, capitalized software development and intellectual property license costs are amortized to cost of sales based upon the higher of (i) the ratio of current revenue to total projected revenue or (ii) the straight-line method. The amortization period is usually no longer than one year from the initial release of the product. The recoverability of capitalized software development costs and intellectual property licenses is evaluated based on the expected performance of the specific products for which the costs relate. The following criteria are used to evaluate expected product performance: historical performance of comparable products using comparable technology; orders for the product prior to its release; and estimated performance of a sequel product based on the performance of the product on which the sequel is based. As of October 31, 2003, we charged operations $3.2 million to write-off all capitalized costs related to the development of a video game that we had determined would not be commercially viable and for which development was stopped. We also expensed $500,000 to recognize impairments in the carrying value originally capitalized in connection with recording the minimum guaranteed payments for two licensed video games for which orders received were significantly below expectations.

Accounting for Stock-Based Compensation.

As permitted under SFAS No. 123, "Accounting for Stock-Based Compensation," we provide quarterly and annual disclosures of the impact to earnings per share if stock options were expensed. We estimate that if stock options were expensed in accordance with SFAS 123, the impact for the first nine months of fiscal 2004 would have been an increase in net loss of approximately $185,000. On October 13, 2004, the Financial Accounting Standards Board (FASB) concluded that Statement 123R, "Share-Based Payment," which would require all companies to measure compensation costs for all share-based payments, including employee stock options, at fair value, would be in effect for public companies for quarters beginning after June 15, 2005. The FASB's current plan is to issue a final statement on or around December 15, 2004.

Results of Operations

The following table sets forth our results of operations expressed as a percentage of total revenues:

	Year Ended October 31,			Nine Months Ended July 31,
	2003	2002	2001	2004	2003
Net Revenues	100%	100%	100%	100%	100%
Cost of sales
Product costs	54.0	52.7	57.8	58.9	48.3
Software development costs and license fees	12.1	11.7	9.7	14.6	14.8
Gross profit	33.9	35.6	32.5	26.5	36.9
Operating expenses
Product research and development	5.5	5.8	5.4	2.6	6.0
Selling and marketing	22.0	16.4	9.5	10.5	24.8
General and administrative	6.1	9.6	8.0	5.1	9.1
Depreciation and amortization	0.7	0.7	0.4	0.4	0.8
Other (income) expense	18.4	—	2.5	(0.8)	—
Operating (loss) income	(18.8)	3.1	6.7	8.7	(3.8)
Other non-operating expenses	4.5	4.6	6.5	43.2	4.6
Income (loss) before income taxes	(23.3)	(1.5)	0.2	(34.6)	(8.4)
Provision for income taxes	—	—	—	1.6	—
Net income (loss)	(23.3)%	(1.5)%	0.2%	(36.2)%	(8.4)%

Nine months ended July 31, 2004 versus nine months ended July 31, 2003

Net Revenues.    Net revenues increased to $75.6 million for the nine months ended July 31, 2004 from $31.1 million for the same period in the prior year. This increase is primarily attributable to the successful launch of our GBA Video titles during the nine-month period ended July 31, 2004. This increase is also due to the higher volume of sales of GBA video game value titles during the current period.

Gross Profit.    Gross profit increased 74% to $20.0 million for the nine months ended July 31, 2004 from $11.5 million for the same period in the prior year. Gross profit margins decreased to 26.5% for the nine months ended July 31, 2004, from 36.9% for the same period in the prior year. The decrease in gross profit margins is largely due to the higher mix of value priced GBA video games and lower gross profit margins relating to the sales of GBA Video, as a result of the high cost of the initial acquisition of content. Although there can be no assurances, we expect that gross profit margins will subsequently improve with the release of additional GBA Video titles that we expect to have lower content acquisition costs, and new frontline video games, which are sold at considerably higher price points and have a higher gross profit margin potential.

Product Research and Development Expenses.    Product research and development expenses increased 5% to $1.9 million for the nine months ended July 31, 2004 from $1.8 million for the same period in the prior year. The increase over the prior nine-month period is due to higher employee costs related to quality assurance in connection with the launch of GBA Video and evaluation of the increased number of video games and other products currently in development. Product research and development expenses as a percentage of net revenues decreased to 2.6% for the nine months ended July 31, 2004, from 6.0% for the same period in the prior year.

Selling and Marketing Expenses.    Selling and marketing expenses increased 3.6% to $7.9 million for the nine months ended July 31, 2004 from $7.7 million for the same period in the prior year. This increase is due to increased freight and fulfillment on the higher sales volumes in the current period. Freight and fulfillment expenses increased 71% to $1.1 million for the nine months ended July 31, 2004, from $640,000 for the same period in the prior year. This increase was partially offset by approximately $800,000 in lower promotion expense related to the decrease in the promotion of frontline products in the 2004 period. Much of the direct advertising for our new GBA Video product line was directly paid for by Nintendo, the manufacturer of the handheld game device. We expect additional direct marketing support by Nintendo in connection with holiday sales in the fourth calendar quarter. Selling and marketing expenses as a percentage of net revenues decreased to 10.5% for the nine months ended July 31, 2004, from 24.8% for the same period in the prior year.

General and Administrative Expenses.    General and administrative expenses increased 34.6% to $3.8 million for the nine months ended July 31, 2004 from $2.8 million for the same period in the prior year. This increase is attributable primarily to additional employee related costs, professional fees, insurance and other costs incurred as a result of being a public company after the merger with ConnectivCorp. General and administrative expenses as a percentage of net revenues decreased to 5.1% for the nine months ended July 31, 2004, from 9.1% for the same period in the prior year.

Depreciation and Amortization Expenses.    Depreciation and amortization expenses increased 16.5% to $311,000 for the nine months ended July 31, 2004, from $267,000 for the same period in the prior year due primarily to office equipment purchases.

Other Operating Expenses (Income).    Other income of $1.2 million was recorded for the nine months ended July 31, 2004 as a result of the renegotiation of the settlement of the Atari litigation (See Note 4 to unaudited consolidated financial statements). An accounts receivable write-off of approximately $577,000 was recorded during the nine months ended July 31, 2004 related to the Kay-Bee Toys bankruptcy. No corresponding income or expense was recorded in the prior year period.

Operating Income.    Operating income of $6.5 million for the nine months ended July 31, 2004 improved $7.7 million from an operating loss of $1.2 million in the same period in the prior year. The increase in operating income is due to the release of our GBA Video titles and increased sales of the GBA video game value titles, as well as the nonrecurring gain from the renegotiation of the Atari litigation settlement. Operating income as a percentage of net revenue for the nine months ended July 31, 2004 was 8.7%.

Interest Expense and Financing Costs.    Interest expense and financing costs increased approximately 35.4% to $1.9 million for the nine months ended July 31, 2004, from $1.4 million for the same period in the prior year due to increased volumes subject to purchase order financing as well as an increase in factoring costs related to the higher level of sales.

Change in Fair Value of Warrants.    In February 2004, we completed a private placement of units consisting of preferred stock and warrants. In accordance with EITF 00-19, we initially accounted for the fair value of the warrants as a liability since we would have incured substantial penalties if we did not timely comply with the warrantholders' registration rights. As of the closing date of the private placement, the fair value of the warrants was approximately $21 million calculated utilizing the Black-Scholes option-pricing model. In addition, changes in the market value of our common stock from the closing date through the effective date of the registration statement result in non-cash charges or credits to operations to reflect the change in fair value of the warrants during this period.

Accordingly, we recorded a charge to operations of $30.4 million during the period subsequent to the private placement ended July 31, 2004 to reflect the change in the fair market value of the warrants.

Other Non-Operating Expenses.    An unrealized loss of approximately $95,000 relating to a foreign exchange contract (see Note 6 to unaudited consolidated financial statements) was recorded for the nine months ended July 31, 2004. Merger costs of approximately $342,000 were incurred by us in the first quarter of 2004 and consist primarily of professional fees and are non-recurring. There was no corresponding gain or loss in the same period last year.

Income Taxes.    A provision for income taxes of $1.2 million was recorded for the nine months ended July 31, 2004. There was no provision in the comparable 2003 period as we elected to be treated as an S Corporation under the Internal Revenue Code and as a result, income taxes were the responsibility of the individual shareholders. Effective November 1, 2003, we revoked our S Corporation election.

Net Loss.    We generated a net loss of $27.4 million for the nine months ended July 31, 2004, principally as a result of the $30.4 million charge related to the change in fair value of warrants in the private placement, as compared to a net loss of approximately $2.6 million in the prior year. The net loss applicable to common stockholders for the nine months ended July 31, 2004, of $29.0 million includes the net loss after taxes of $27.4 million, a $759,000 non-cash charge related to a deemed dividend to the holders of the 7% convertible preferred stock issued in connection with our February 2004 private placement and a preferred stock dividend requirement of $809,000 which is payable in common stock. The deemed dividend represents the beneficial conversion feature of the 7% preferred stock, after taking into account the value of the warrants issued.

Year ended October 31, 2003 versus year ended October 31, 2002

Net Revenues.    Net revenues decreased 6.2% to $46.6 million for the year ended October 31, 2003 from $49.7 million for the prior year. The overall decrease in net revenues in 2003 reflects a lower number of new video game titles launched, decreasing from 19 in 2002, which included the launch of our highly successful frontline title BloodRayne, to seven in 2003. The impact of the decrease in the number of titles launched was partially offset by the lower mix of frontline titles for the year ended October 31, 2003 versus October 31, 2002, which resulted in lower provisions for sales allowances in this period. For the year ended October 31, 2003 these provisions amounted to $5.2 million compared to $13.1 million for the year ended October 31, 2002. In fiscal year 2002, we also assumed price protection obligations of another publisher that resulted in an increase to the provision of approximately $4.0 million. There was no similar transaction in 2003.

Gross Profit.    Gross profit decreased 10.6% to $15.8 million for the year ended October 31, 2003 from $17.7 million for the prior year. The $1.9 million decrease is due to the lower sales volume coupled with an increase in the percentage of sales related to value priced products to approximately 90% of total units in 2003 from approximately 60% in 2002. Accordingly, gross profit margins decreased from 35.6% in the year ended October 31, 2002 to 33.9% in the comparable 2003 period.

Product Research and Development Expenses.    Product research and development expenses decreased approximately 11.5% to $2.5 million for the year ended October 31, 2003, from $2.9 million for the prior year. This decrease is the result of the full year impact in fiscal year 2003 of management's decision to utilize the services of external development teams, thereby enabling us to maintain a smaller staff and to lower employee related costs. Product research and development expenses as a percentage of net revenues remained relatively constant at 5.5% for fiscal year 2003, from 5.8% for the prior fiscal year.

Selling and Marketing Expenses.    Selling and marketing expenses increased 25.5% to $10.2 million for the year ended October 31, 2003 from $8.2 million for the prior year. Factors causing the increase include an increase in promotion expenses related to $1.4 million in media support for the retail release of BloodRayne during the 2002 holiday season, and approximately $500,000 of additional costs attributable to our former London office, which was in operation for a full year in the 2003 period compared to a partial year in the 2002 period. Selling and marketing expenses increased as a percentage of net revenues to 22.0% for the year ended October 31, 2003 from 16.4% in the comparable 2002 period.

General and Administrative Expenses.    General and administrative expenses decreased 39.7% to $2.8 million for the year ended October 31, 2003 from $4.7 million for the prior year. The 2002 period included approximately $1.3 million of professional fees, including costs related to litigation settled in 2003, and $683,000 for salary, expenses and severance for a former executive officer. General and administrative expenses as a percentage of net revenues decreased to 6.1% for the year ended October 31, 2003 from 9.6% in the comparable 2002 period.

Depreciation and Amortization.    Depreciation and amortization for the year ended October 31, 2003 and the year ended October 31, 2002 remained relatively constant at approximately $360,000.

Other Operating Expenses.    Other operating expenses for the year ended October 31, 2003 includes provisions for losses related to litigation and asset impairments. Litigation and settlement costs of $4.9 million relate to the Atari settlement and other litigation. See Note 8 to the audited consolidated financial statements. The loss on impairment of software development costs of $3.7 million represents amounts deemed unrecoverable from current or future sales.

Operating Income.    Operating income decreased $10.3 million to an operating loss of $8.8 million for the year ended October 31, 2003 from an operating income of $1.5 million for the prior year. The decrease is primarily due to the aforementioned litigation settlement expenses and asset impairment.

Interest Expense.    Interest expense and financing costs remained relatively constant in both the years ended October 31, 2003 and October 31, 2002 at approximately $2.1 million.

Net Loss.    The net loss for the year ended October 31, 2003 increased by $10.1 million from the prior year to $10.8 million as a result of the items discussed above.

Year Ended October 31, 2002 versus Year Ended October 31, 2001

Net Revenues.    Net revenues decreased 18.0% to $49.7 million for the year ended October 31, 2002, from $60.6 million for the prior year. Although we released 19 new video game titles in the 2002 period, including our frontline title BloodRayne, representing an increase of six titles from the prior period, the total quantity shipped declined 9% to 3.1 million units from 3.4 million units in 2001. Our entry into frontline product sales also required increased provisions for sales allowances to promote sell-through at the retail level, which is estimated and recorded as a reduction of net revenues at the time we record sales. These provisions amounted to $13.1 million and $6.2 million for the years ended October 31, 2002 and 2001, respectively. In 2002, we also assumed price protection obligations of another publisher that resulted in an increase to the provision of approximately $4.0 million.

Gross Profit.    Gross profit decreased 10% to $17.7 million for the year ended October 31, 2002, from $19.6 million for the prior year due primarily to the aforementioned decrease in sales volume. Gross profit margins increased to 35.6% in the year ended October 31, 2002 from 32.5% in the comparable 2001 period as a result of higher margins related to the sales of our frontline title BloodRayne.

Product Research and Development Expenses.    Product research and development expenses decreased 12.0% to $2.9 million for the year ended October 31, 2002, from $3.3 million for the prior year. This decrease is the result of management's decision to utilize the services of external development teams to become more cost effective, thereby enabling us to maintain a smaller staff and to lower employee related costs. Product research and development expenses as a percentage of net revenues remained relatively constant at 5.8% for fiscal year 2002, from 5.4% for the prior fiscal year.

Selling and Marketing Expenses.    Selling and marketing expenses increased 42.4% to $8.2 million for the year ended October 31, 2002, from $5.7 million for the prior year. The increase was principally due to our marketing efforts to support our new lines of proprietary and licensed games, including new hires and other promotional expenditures amounting to approximately $3.4 million. This was partially offset by a reduction in shipping and handling expenses of $1.0 million in 2002 from 2001 as a result of our lower sales volume in 2002. Selling and marketing expenses increased as a percentage of net revenues to 16.4% for the year ended October 31, 2002, from 9.5% in the comparable 2001 period.

General and Administrative Expenses.    General and administrative expenses decreased 2.6% to $4.7 million for the year ended October 31, 2002, from $4.9 million for the prior year. The decrease is the net effect of approximately $700,000 in savings due to the closure of our California office offset by approximately $325,000 in additional employee costs needed to build-up our infrastructure to enable us to transition into a frontline publisher and approximately $450,000 in related professional fees. General and administrative expenses as a percentage of net revenues increased to 9.5% for the year ended October 31, 2002 from 8.0% in the comparable 2001 period.

Depreciation and Amortization.    Depreciation and amortization for the year ended October 31, 2002 and the year ended October 31, 2001 was $368,000 and $236,000, respectively, reflecting the increased investment in equipment to support both research and development and the administrative support staffs.

Other Operating Expenses.    Other operating expenses for 2001 consists of $1.5 million of severance to former key employees.

Operating Income.     Operating income decreased to $1.5 million for the year ended October 31, 2002 from $4.0 million for the prior year. The decrease is primarily due to the aforementioned increase in selling and marketing expenses.

Interest Expense and Financing Costs.    Interest expense and financing costs were $2.1 million for the year ended October 31, 2002 and $2.7 million for the year ended October 31, 2001. This decrease reflects a lower level of indebtedness in 2002.

Other Non-Operating Expenses.    Other non-operating expenses in the 2002 period of $201,000 relates to an abandoned equity offering and for 2001 consist of the write-off of an uncollectible affiliate debt of $1.2 million.

Net Loss.    The net loss of $751,000 in the year ended October 31, 2002 versus income of $107,000 for the prior year period is principally attributable to the lower net revenues and the build-up of the infrastructure necessary to transition to a frontline publisher.

Quarterly Operating Results

Our quarterly net revenues and operating results have varied in the past and can be expected to vary in the future, due to numerous factors, several of which are not under our control. Our business also has experienced, and is expected to continue to experience seasonality. Historically our net sales have been significantly higher during the fourth fiscal quarter because of increased consumer demand during the year-end holiday season. Other factors that cause fluctuations include the timing of our release of new titles, the popularity of both new titles and titles released in prior periods, changes in the mix of titles with varying gross margins, the timing of customer orders and fluctuations in consumer demand for gaming platforms. Accordingly, we believe that period-to-period comparisons of our operating results are not necessarily meaningful and should not be relied upon as indications of future performance.

The following table is a comparative breakdown of our unaudited quarterly results for the immediately preceding eight quarters:

	For the Three Months Ended
	Jan. 31, 2003	Apr. 30, 2003	July 31, 2003	Oct. 31, 2003	Jan. 31, 2004	Apr. 30, 2004	July 31, 2004
	(Unaudited, in thousands except share and per share data)
Net revenues	$13,413	$13,731	$3,995	$15,469	$24,619	$17,049	$33,971
Cost of sales	8,082	9,121	2,460	11,140	17,123	11,613	26,892
Gross profit	5,331	4,610	1,535	4,329	7,496	5,436	7,079
Operating expenses
Research and development	709	519	633	693	574	689	696
Selling and marketing	3,208	2,774	1,727	2,222	2,798	2,239	2,955
General and administrative	1,063	833	944	300	1,108	1,280	1,436
Depreciation and amortization	84	94	89	89	90	97	124
Other expenses (income) (1)	—	—	—	8,564	577	—	(1,200)
Operating income (loss)	267	390	(1,858)	(7,539)	2,349	1,131	3,068
Other non-operating expense (income) (2)	464	613	346	678	1,292	49,639	(18,216)
Income (loss) before income taxes	(197)	(223)	(2,204)	(8,217)	1,057	(48,508)	21,284
Provision for income taxes	—	—	—	—	—	489	759
Net income (loss)	$(197)	$(223)	$(2,204)	$(8,217)	$1,057	$(48,997)	$20,525
Net income (loss) attributable to common stockholders(3)	$(197)	$(223)	$(2,204)	$(8,217)	$1,057	$(50,095)	$20,055
Net income (loss) attributable to common stockholders per share:
Basic	$(0.01)	$(0.01)	$(0.14)	$(0.54)	$0.04	$(1.19)	$0.25
Diluted	$(0.01)	$(0.01)	$(0.14)	$(0.54)	$0.01	$(1.19)	$0.16
Weighted average shares outstanding:
Basic	15,325,000	15,325,000	15,325,000	15,325,000	29,732,573	41,971,730	80,849,635
Diluted	15,325,000	15,325,000	15,325,000	15,325,000	71,136,378	41,971,730	131,898,249

(1)	Other operating expenses (income) includes provisions for litigation and settlement expenses of $4,908 and loss on impairment of $3,656 in the three months ended October 31, 2003, charge for an accounts receivable write-off of $577,000 related to the Kay-Bee Toys bankruptcy in the three months ended January 31, 2004, and a gain of $1.2 million as a result of the renegotiation of the litigation settlement in the three months ended July 31, 2004.

(2)	Other expenses includes:

Unrealized (gain) loss on foreign exchange loss	$—	$—	$—	$24	$315		$(233)	$13
Merger costs	—	—	—	—	342	—		—
Interest and financing costs, net	464	613	346	654	635	667		625
Change in fair value of warrants	—	—	—	—	—	49,205		(18,854)
	$464	$613	$346	$678	$1,292	$49,639		$(18,216)

(3)	Includes a $759,000 non-cash charge related to a deemed dividend to the holders of the 7% convertible preferred stock issued in connection with our February 2004 private placement and a preferred stock dividend requirement of $809,000 which is payable in common stock.

Liquidity and Capital Resources

Historically, we have met our capital needs through our factoring and purchase order financing arrangements, loans from related persons and advances from customers. In addition, in February 2004, we completed a private placement that provided us $21.4 million in net proceeds. At July 31, 2004, our cash and cash equivalents balance was $336,000.

We expect continued volatility in the use and availability of cash due to the seasonality of our business, receivable collections and quarterly working capital needs necessary to finance our business and growth objectives. Although there can be no assurance, management believes that there will be sufficient capital resources from our operations, including our factoring and purchase order financing arrangements, in order to finance our operational requirements for the next twelve months, including the funding of development, production, marketing and the sale of new products, the purchases of equipment, and the acquisition of intellectual property rights for future products. We also may obtain additional funds through the exercise of the warrants sold in our recent private placement. We also intend to use the proceeds of this offering in order to meet our short and longer-term capital needs. If we are unable to generate sufficient positive cash flow from operations, if our seasonal borrowing needs exceed our current borrowing availability, or if unforeseen events occur that would require additional funding, we may require additional equity or debt financing and/or loans from financial institutions. However, there can be no assurance that these funds will be available to us on acceptable terms, if at all. Failure to obtain such financing or obtaining it on terms not favorable to us could have a material adverse effect on future operating prospects and continued growth. If we are unable to secure additional financing, we may need to curtail our development activities, which could impact the expansion of our business. Management believes it can operate under a curtailed operating plan if financing is not available.

Private Placement Proceeds.    In connection with the private placement, we issued units consisting of preferred stock and warrants resulting in approximately $25.8 million in gross proceeds from a group of institutional and accredited investors. The net proceeds were approximately $21.4 million after deducting the related fees and other expenses. Initially, we had the right to call the warrants issued in the private placement at $.001 per underlying share of common stock. However, in October 2004, in return for the holders' agreement to "lock-up" their shares of our common stock underlying the units, we agreed with the holders to not call the warrants until the lock-up is no longer in effect. This lock-up expires January 31, 2005, subject to certain exceptions. If the warrants are called, and exercised, we could receive additional gross proceeds of up to approximately $26.8 million.

We have used substantially all of the proceeds of the private placement. The amounts were used principally for working capital purposes, including milestone payments for software development costs and minimum payments for intellectual property rights, satisfaction of certain liabilities arising from our merger with ConnectivCorp and a litigation settlement. We also used the proceeds to repay $2.5 million of loans previously made to us by two of our executive officers.

Factoring and Purchase Order Financing.    We do not have any bank debt. To satisfy our liquidity needs, we factor our receivables. We also utilize purchase order financing through the factor and through a finance company to provide funding for the manufacture of our products. In connection with these arrangements, the finance company and the factor have a security interest in substantially all of our assets. In addition, certain of our officers provide personal guarantees in connection with these arrangements.

Under the terms of our factoring agreement, we assign our accounts receivable to the factor. The factor, in its sole discretion, determines whether or not it will accept a receivable based on its assessment of its credit risk. Once a receivable is accepted by the factor, the factor assumes substantially all of the credit risk associated with the receivable. The factor is required to remit payments to us for the assigned accounts receivable in accordance with the terms of the assigned invoice, regardless of whether the factor receives payment on the receivable, so long as the customer does not have a valid dispute related to the invoice. The amount remitted to us by the factor equals the invoiced amount adjusted for allowances and discounts we have provided to the customer. The factor charges 0.5% of invoiced amounts for these credit and collection services.

In addition, we may request that the factor provide us with cash advances based on our accounts receivable and inventory. The factor may either accept or reject our request for advances in its discretion. Amounts to be paid to us by the factor for any assigned receivable are offset by any amounts previously advanced by the factor. As of July 31, 2004, the factor was advancing approximately 80% of the eligible receivables. The amount available to the factor to advance to us under our factoring arrangements is $30 million in the aggregate. As of July 31, 2004, the factor was also advancing approximately 50.0% of inventory, up to a maximum of $1 million. The interest rate for advances taken is prime plus 1%.

We utilize purchase order financing arrangements in order to enable us to provide letters of credit necessary for the manufacture of our products. Manufacturers require us to present a letter of credit in order to manufacture the products required under a purchase order. Currently, we utilize letters of credit from a finance company, which charges 3.3% of the purchase order amount for each transaction for 60 days. Our factor also provides purchase order financing at a charge of 0.5% of the purchase order amount for each transaction for 30 days. Additional charges are incurred if the letter of credit remains outstanding in excess of such time periods.

Advances From Customers.    On a case by case basis, we have agreed with certain of our customers and distributors to provide us cash advances on their orders. These advances are then applied against future sales to these customers. In exchange for these advances, we offer these customers beneficial pricing or other considerations.

Commitments and Contingencies.    As of July 31, 2004, we had open letters of credit aggregating $5.9 million under our purchase order assignment arrangement for inventory to be delivered during the subsequent quarter. We were also committed under agreements with certain developers for future milestone and license fee payments aggregating $27.9 million and $5.5 million, respectively, which are principally payable ratably over the next two years. Milestone payments represent scheduled installments due to our developers based upon the developers providing to us certain deliverables, as predetermined in our contracts. Our license agreements contain provisions obligating us to make minimum advance royalty payments, and may require us to continue to release new titles in accordance with the agreements and to incur certain minimum marketing expenses. These milestone and advance payments will be used to reduce future royalties due.

As of July 31, 2004, we did not have any material commitments with respect to leases and capital expenditures.

On September 1, 2004, Entertainment Finance International, LLC, or EFI, commenced a breach of contract action against us relating to an outstanding warrant held by EFI, issued by ConnectivCorp prior to the merger. EFI alleges that pursuant to the terms of the warrant, we are obligated to pay $1,750,000 for the repurchase of the shares underlying the warrant. We intend to vigorously defend against this action. The liability, if any, will be recorded as an adjustment to "additional paid in capital" since the alleged obligation existed prior to the ConnectivCorp merger.

In the opinion of management, we have made adequate provision in our consolidated financial statements for potential liability, if any, arising from litigation and other claims. However, the costs and other effects of pending or future litigation, governmental investigations, legal and administrative cases and proceedings (whether civil or criminal), settlements, judgments and investigations, claims and changes in those matters, and developments or assertions by or against us relating to intellectual property rights and intellectual property licenses, could have a material adverse effect on the our business, financial condition and operating results.

Cash Flows

Cash and cash equivalents were $336,000 at July 31, 2004 compared to $314,000 at July 31, 2003. The proceeds from the private placement in February 2004 were used principally for working capital purposes, including milestone payments for software development costs and minimum payments for intellectual property rights, satisfaction of certain liabilities arising from our merger with ConnectivCorp and a litigation settlement.

Operating Cash Flows.    For the nine months ended July 31, 2004, we used approximately $16.3 million of cash in operating activities. Our net loss attributable to common stockholders of $29.0 million was principally attributable to the $30.4 million change in value of the warrants, which is a non-cash charge. Our cash usage was attributable to (i) the increase in due from factor of $7.0 million reflecting higher receivables from customers net of advances from the factor, (ii) a decrease in advances from customers for prepayments of $9.7 million as a result of our fulfillment of their related orders, (iii) increased expenditures for capitalized software development and prepaid license costs of $7.4 million for video games in process, as well as royalty advances to content providers for GBA Video, net of amounts expensed during the period, (iv) increased prepaid expenses of $300,000 related to the Electronic Entertainment Expo, or E3, trade show for which the total cost of approximately $1 million is being amortized over the remainder of our fiscal year, (v) a decrease in accounts payable and accrued expenses of $1.1 million and (vi) a $5.5 million payment related to settlement obligations. This was partially offset by increases in cash attributable to an increase in royalties payable of $5.6 million, due primarily to GBA Video sales, an increase in taxes payable of approximately $1.0 million and a decrease in inventory of $6.2 million resulting from deliveries for the 2003 holiday season.

During the year ended October 31, 2003, cash of approximately $2.8 million was used by operating activities. Our net loss of $10.8 million was principally attributable to litigation settlements of $4.9 million and a loss on impairment of $3.7 million, which are non-cash charges. Our cash usage was attributable to an increase in inventory of $8.3 million consisting primarily of new titles to be launched in the first quarter of fiscal 2004, and an increase in capitalized software development costs of $2.3 million related to first quarter 2004 releases as well as video games already in development for future release. This usage of cash was partially offset by the increase in advances from customers of $7.5 million, as the result of the fulfillment of their related orders, and other net changes in working capital including a decrease in the amounts due from factor during the period, which generated $2.9 million of cash. This increase in advances was a result of increased sales to certain customers who paid in advance to help finance the manufacturing of video games delivered to them subsequent to year-end.

During the year ended October 31, 2002, $602,000 was provided by operating activities. The increase in cash usage was attributable to a decrease in inventory of $4.9 million, offset by the net loss of $751,000 incurred in the period, the decrease in due from factor of $1.7 million reflecting higher advances received from the factor than in the prior year, and increases in software development costs and prepaid license fees of $2.9 million attributable to scheduled 2003 releases and an increase in prepaid expenses of $1.0 million attributable to prepaid media time buys related to the BloodRayne release.

Investing Cash Flows.    Cash used in investing activities during the nine months ended July 31, 2004 and during the years ended October 31, 2003, 2002 and 2001 principally related to purchases of computer equipment of $224,000, $152,000, $297,000 and $596,000, respectively. In 2001, we collected a $269,000 affiliate receivable.

Financing Cash Flows.    Net cash generated from financing activities for the nine months ended July 31, 2004 was $16.5 million. The increase is attributed to the $21.4 million in net proceeds from the February 2004 private placement and a loan from a related party of $1 million, which were partially offset by the repayment of borrowings from the finance company of $3.1 million and $2.8 million was used to repay loans from stockholders and an officer.

During the year ended October 31, 2003, $2.7 million was provided by financing activities primarily as a result of loan proceeds from the purchase order finance company related to financing of inventory and from stockholders of $2.6 million and $2.3 million, respectively, partially offset by the repayment of a bank loan of $2.3 million.

During the year ended October 31, 2002, $284,000 was used for financing activities to pay capital lease payments of $38,000 and a distribution to stockholders of $374,000, partially offset from loan proceeds from finance company of $183,000 and a loan from stockholders of $36,000.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to various market risks, including the changes in foreign currency exchange rates and interest rates. Market risk is the potential loss arising from changes in market rates and prices. Foreign exchange contracts used to hedge foreign currency exposure are subject to market risk. We do not enter into derivatives or other financial instruments for trading or speculative purposes. As of July 31, 2004, we had an outstanding foreign currency forward exchange contract to exchange 2.4 million euros into $2.8 million which expires March 31, 2005 and, accordingly, recorded as a liability (in accounts payable and accrued expenses) the unrealized loss of $95,000.

BUSINESS

Introduction

We are an innovative provider of diversified offerings for digital entertainment platforms. Our offerings include video game titles, video content titles and digital media peripherals and applications. Our diverse products provide us with multiple opportunities to capitalize on the large and growing installed base of digital entertainment platforms and an increasing number of digital entertainment enthusiasts. We sell our products directly and through resellers primarily to U.S. retail chains, including Best Buy, Electronics Boutique, GameStop, Kmart, Target, Toys "R" Us and Wal-Mart. We have developed our retail and distribution network relationships over our 18-year history.

We provide offerings for all major current-generation interactive digital entertainment hardware platforms, including Nintendo's Game Boy Advance, or GBA, and GameCube, Sony's PlayStation 2, or PS2, Microsoft's Xbox and the personal computer, or PC. We are also developing offerings for next-generation home game consoles, including Sony's PlayStation 3, Microsoft's Xbox 2 and next-generation portable handheld game devices, including Nintendo's DS and Sony's PSP.

Our video game titles are targeted at various demographics at a range of price points, from lower-priced "value" titles to premium-priced "frontline" titles. Our value titles include proprietary properties, such as Quad: Desert Fury and Texas Hold 'Em, and well-known licensed properties, such as Frogger's Adventure and Pac-Man Collection. We expect to continue to release new value titles on a regular basis. Our frontline titles include BloodRayne, which has sold more than 600,000 units worldwide, and its sequel, BloodRayne 2, which was released in October 2004. We collaborate and enter into agreements with leading content providers and video game development studios for the development of our frontline titles. We expect to expand our frontline titles by releasing several new titles in 2005, including Advent Rising, which is expected to be the first in a trilogy of epic science fiction games developed in collaboration with award-winning science fiction author Orson Scott Card, Jaws, which is based on the well-known classic film, and Psychonauts, which is being developed by Double Fine Productions, a studio founded and managed by award-winning game designer Tim Schafer.

Our GBA Video content titles, which utilize our proprietary video compression technology, allow GBA users to view up to 45 minutes of video content on each of our GBA Video cartridges. Nintendo's GBA North American installed base was approximately 24 million users as of June 2004, according to the NPD Group, or NPD. Our GBA Video titles were launched in May 2004, and we had sold over two million of these titles as of July 31, 2004. Our GBA Video cartridges were the first such products sold, and we are currently the only third party to have obtained approval from Nintendo to sell GBA Video products. We offer a variety of GBA Video titles today that are primarily targeted at the youth market and are based on popular Cartoon Network, FUNimation and Nickelodeon characters, such as Code Name: Kids Next Door, Dragon Ball GT, Fairly OddParents and SpongeBob SquarePants. We intend to actively pursue licenses for new, top-quality video content, introduce new GBA video cartridges that contain up to 90 minutes of video and expand our product line to include titles appealing to a broader demographic market.

We design, manufacture and market a line of innovative digital media peripherals and applications, including:

•	GBA wrap-around style headphones – enables private listening by plugging directly into the GBA port;

•	GBA "wireless link" application – allows multiple GBA users to play untethered with and against each other from up to 10 feet away;

•	GBA "wireless messenger" application – allows GBA users to send instant text messages and email to other GBA users from up to three miles away in open settings; and

•	Stand-alone TV Arcade "plug-and-play" video game systems – firmware-enabled joysticks that connect directly to a user's television and play pre-installed video games without the need for a dedicated home game console.

We are currently the only third party that Nintendo has approved to sell GBA headphones. We expect our wireless link, wireless messenger and stand-alone TV Arcade "plug-and-play" video game systems to be launched prior to the 2004 holiday season.

Industry Background

The digital entertainment product industry is comprised of video game hardware platforms, video game software, video content and digital media peripherals and applications. Within this industry, worldwide sales of video game hardware and video game software were approximately $23 billion in 2003 and are expected to grow to over $31 billion in 2009, according to DFC Intelligence.

Video Game Hardware Platforms

Video game hardware platforms are comprised of home game consoles, or consoles, and portable handheld game devices, or handhelds, as well as multi-functional devices such as PCs, PDAs and mobile phones. The current generation of consoles was first introduced in 2000 and 2001, and now includes Nintendo's GameCube, Sony's PlayStation 2 and Microsoft's Xbox. This latest generation of consoles is based on 128-bit technology, which means that the central processing unit, or CPU, can process data in 128-bit units. This enables games with faster and more complex images, more lifelike animation and sound effects and more intricate scenarios than previous generations of consoles. The installed base in North America for the current generation of consoles was approximately 41 million households as of June 2004, according to NPD. Next-generation consoles, such as Sony's PlayStation 3 and Microsoft's Xbox 2, are expected to be released in late 2005 or 2006. These advanced consoles are expected to include even better graphics capabilities, increased storage capacity and incremental functionality.

The current generation of handhelds is dominated by Nintendo's GBA, which was the first handheld to be released based on 32-bit technology. The GBA has a North American installed base of approximately 24 million units as of June 2004, according to NPD. Nintendo is planning to launch a new handheld system, the DS, which features a dual screen, in November 2004. Sony intends to launch its initial handheld system, the PSP, in 2005.

The ability of multi-functional devices, such as PCs, PDAs and mobile phones to serve as video game platforms has also been greatly enhanced. This is due to periodic advances in microprocessors, graphics chips, storage capacity, operating systems and media and digital rights management. These advances have enabled developers to introduce video games for multi-functional devices with enhanced game play technology and high resolution graphics.

Video Game Software and Video Content

Video game software is created by the console and handheld manufacturers, and by independent publishers and developers. Console and handheld manufacturers license publishers to develop video games for their platforms and retain a significant degree of control over the content, quality and manufacturing of these products. Most manufacturers also receive a royalty for every software title manufactured for their platform. The publishers, subject to the approval of the platform manufacturers, determine the types of games they will create. Publishers either utilize their own in-house development teams or outsource game development to third-party developers. Following development, publishers then market and sell these products to retailers, either directly or through resellers.

Frontline games are often based on licensed popular content or original content with strong characters and storylines, and generally receive extensive development and marketing investments. Frontline games are also typically higher priced titles than value titles. If a frontline title is widely adopted, subsequent titles in the franchise may leverage an existing base of fans, market awareness and technology, which may make subsequent titles easier to sell and more cost-effective to produce.

Generally, game titles that are priced below a retail price of $20 are classified as value titles. Success in the value category is largely based on the ability to cost-effectively publish value titles and place these titles with major retailers.

Many of the consoles available today are capable of playing video content in addition to games. More recently, the Nintendo GBA handheld became the first and currently only handheld platform to provide this capability. Video content generally consists of pre-recorded television programming and other entertainment that publishers have licensed from content providers.

Traditionally, video games and video content have been delivered using CDs, DVDs or cartridges. More recently, some new games or added levels of play and other supplemental content can now be delivered over the Internet through game portals, such as Xbox Live, and various Internet sites, such as Yahoo!. The popularity of this emerging download category is increasing, especially within the large-scale multiplayer game segment, and for PDA and mobile phone users.

Digital Media Peripherals and New Applications for Digital Entertainment Platforms

Most video game hardware platforms have a variety of digital media peripherals that are designed to enhance the functionality of the device and the experience of the user. For instance, GBA users can purchase headphone peripherals that enable private listening. New digital media peripherals have also been developed that enable users to play video games on their televisions without the need for dedicated home game consoles.

New applications for video game handhelds have been made possible through recent advances in compression technologies, wireless protocols and high-resolution color displays. This progress has broadened the capabilities of the video game handheld platform. For example, the functionality of the GBA has been extended by way of new capabilities that enable multi-user games to be played wirelessly and enable wireless instant messaging in addition to playing games.

Strengths

Our key strengths include:

Diversified range of offerings across platforms, target markets and price points

We offer diverse digital entertainment products, including video games, video content, and digital media peripherals and applications. We publish and distribute video game titles for all major video game platforms, including Nintendo's GBA and GameCube, Sony's PlayStation 2, Microsoft's Xbox and the PC. We offer our products on multiple platforms in order to leverage our costs of development, increase potential unit sales and enhance profitability. We provide a wide variety of video game titles at different price points aimed at different demographics. This enables us to meet constantly changing consumer preferences and broaden our addressable target market. In addition to video game titles, we also provide video content, digital media peripherals and applications, including offerings for non-gamers, to enhance the end user experience and widen our addressable target market.

Established relationships with platform manufacturers, content providers and third-party developers

We have strong working relationships with console and handheld hardware manufacturers. For example, Nintendo has sponsored a national advertising campaign and special promotions featuring our GBA Video products and will launch a second initiative just prior to the 2004 holiday season. We also have strong relationships with major content providers for our video game and video content products, including Cartoon Network, Disney, MTV, Nickelodeon, Universal Studios, Warner Brothers/DC Comics and others. Our product development and marketing efforts benefit from association with the established brands we license from these organizations. In addition, we have established relationships with veteran third-party developers, such as Double Fine Productions, GlyphX Games, HudsonSoft, Starbreeze, Taito and Terminal Reality. By bringing well-known brands and properties together with experienced developers, we are better able to deliver high-quality entertainment titles to market.

Access to shelf space and broad exposure for our products through well-developed retailer network

Over our 18-year history, we have developed relationships with leading retailers, including Best Buy, Electronics Boutique, GameStop, Target, Toys "R" Us, Wal-Mart and other national and regional retailers and resellers. We also work closely with game rental outlets, such as Blockbuster and Hollywood Video. We believe that these retail relationships have enabled our products, such as our GBA Video products, to obtain premium retail shelf space and to rapidly gain broad retail market exposure.

Ability to innovate and rapidly commercialize products

Our entrepreneurial environment enables us to opportunistically identify unmet consumer needs, quickly bring new technologies and offerings to market and enhances our ability to enter into development agreements with leading third-party video game development studios and content providers. For example:

•	We developed and commercialized proprietary compression technology that enables the GBA to play color video content. We developed this offering from concept to launch and secured licenses for top properties from Cartoon Network, Nickelodeon and others in less than 12 months. We are currently the only third-party vendor to have obtained approval from Nintendo to sell GBA Video products;

•	We have developed digital media peripherals, such as headphones, and applications, such as our wireless link and wireless messenger, for the GBA. We brought our GBA headphone product from concept to launch in approximately 12 months and expect to launch our wireless applications in the fourth calendar quarter of 2004, which is less than nine months from the time of concept. We are currently the only third party that Nintendo has approved to sell GBA headphones; and

•	We recognized an opportunity in the burgeoning plug-and-play, retro-game category and were able to introduce our first TV Arcade plug-and-play interactive game device in less than five months from concept to launch.

Seasoned management team and strong Board of Directors

Our management team has deep functional and industry experience. Carl Yankowski, our Chief Executive Officer and Chairman of the Board, joined us in August 2004 and has extensive previous digital media and brand management experience, including serving as the Chief Executive Officer of Palm, Inc., President of Sony Electronics, and Chief Executive Officer of Reebok Brand at Reebok International Ltd. Jan E. Chason, our Chief Financial Officer, previously was a partner at Ernst & Young LLP.  Morris Sutton, our founder and Chairman Emeritus, Jesse Sutton, our President and Joseph Sutton, our Executive Vice President of Research and Development, have held executive positions with us for 18, seven and seven years, respectively. Additionally, members of our Board have extensive industry experience and include F. Peter Cuneo, the former President and Chief Executive Officer of Marvel Enterprises, James Halpin, the former Chief Executive Officer of CompUSA and Louis Lipschitz, the former Chief Financial Officer of Toys "R" Us.

Strategy

Our objective is to be an innovative and leading provider of diversified offerings for digital entertainment platforms. Our strategy to achieve this objective is to:

Leverage our industry relationships and entrepreneurial environment to continue to bring innovative products to market

We intend to continue to leverage our experience and industry relationships with developers, hardware manufacturers, content providers, retailers and resellers to create and distribute innovative products for digital entertainment platforms. We plan to continue to deliver top-quality frontline and value game titles and innovative digital media peripherals and applications that capitalize on market trends. For instance, we are already developing offerings for next-generation video game platforms, including Nintendo's DS, Sony's PSP and Microsoft's Xbox 2. In addition, we intend to develop products for PDAs and mobile phones, as well as offerings that can be downloaded from the Internet.

Capitalize on our first-to-market position in GBA Video

We intend to aggressively capitalize on our GBA Video leadership position. To this end, we have filed five patent applications in relation to our video compression technologies utilized for this product. Also, our compression technologies are platform independent and we expect to extend our video content products and technology to other platforms. In addition, we intend to actively pursue licenses for new, top-quality video content, introduce GBA video cartridges that contain up to 90 minutes of video and expand our product line to include titles appealing to a broader demographic market.

Introduce frontline titles with high-margin, franchise potential

We intend to continue to expand on our success with frontline games by opportunistically licensing rights to top-quality properties from third parties and by creating our own branded content. We will focus our frontline game developing, publishing and marketing activities on selective products that are, or have the potential to become, high-margin franchise properties. These products can serve as the basis for sequels and prequels that can be released over an extended period of time, and for related new products in different media. We have effectively implemented this strategy with our BloodRayne franchise by publishing the title's sequel, BloodRayne 2, in October 2004, and by selling the movie rights and licensing a comic book series. By summer 2005, we intend to release several other frontline titles, including:

•	Advent Rising – the first title in a planned trilogy of games that has been developed in collaboration with award-winning science fiction author Orson Scott Card;

•	Jaws – expected to ship in connection with the classic film's 30th anniversary; and

•	Psychonauts – the anticipated new video game being developed by Double Fine Productions, a studio founded and managed by award-winning game designer Tim Schafer.

Maintain focus on diversification and managing risk

We plan to continue to carefully assess products and titles we intend to bring to market. We will continue to pursue a diversified product line that addresses a range of platforms, target markets and prices. For instance, we will continue to be highly focused on the value segment of the market in order to balance the relatively higher development and marketing costs of our potentially higher-margin frontline games. Furthermore, we intend to continue to be cost-effective and to manage the risk associated with bringing our offerings to market by licensing well-known brands, selectively developing our own franchises as well as by working with leading third-party developers. For example, we have secured a license to publish a video game based on the classic film Jaws and have engaged a developer for this project that has previously been successful in implementing an underwater environment software engine. We believe continuing to leverage these types of arrangements will enable us to reduce our costs and bring products to market faster and with less risk.

Grow through international expansion, new strategic partnerships and acquisitions

We have historically focused our efforts and resources on the U.S. market, where we derive substantially all of our revenues. We intend to grow our international presence through our own efforts and relationships in order to help us increase revenues and leverage our product offerings and development efforts. In addition, we may seek strategic partnerships or acquisitions related to products, technologies, content or businesses that could help us accelerate our growth.

Products

We offer our customers a wide selection of video games, video content, and digital media peripherals and applications for a variety of platforms.

Video Games

Today, we sell more than 25 video game titles, which we categorize as frontline and value titles.

Frontline Titles

To date, our most successful proprietary frontline title has been BloodRayne, which since its launch in October 2002 has generated significant consumer interest and worldwide retail sales of more than 600,000 units. As a result of this success, we developed a sequel, BloodRayne 2, which was released in October 2004. We own the intellectual property rights to other frontline properties as well, including Advent Rising and Psychonauts. We also license the rights to content, such as the classic action-suspense film Jaws.

Selected frontline titles, their compatible platforms and launch or anticipated launch dates include:

Selected Titles	Platform	Launch Date
BloodRayne	Xbox, PS2, PC	October 2002
BloodRayne 2	Xbox, PS2, PC	October 2004
Advent Rising	Xbox, PC	First Half 2005
Moonlight Fables	Nintendo DS	First Half 2005
Nanostray	Nintendo DS	First Half 2005
Psychonauts	Xbox, PS2	First Half 2005
Jaws	Xbox, PS2, PC	Summer 2005

Value Titles

We believe we are a leading publisher of value titles. Value titles are typically sold at retail prices of $20 or less. Examples of products in this category include:

•	Proprietary titles that require relatively low development resources and have potentially wide appeal, such as Hypersonic Extreme, which sold more than 170,000 copies since launch;

•	Titles based on emerging consumer fads or trends where we rapidly develop a quality title to capitalize on such interest, such as Monster Trucks, Quad: Desert Fury and Texas Hold 'Em;

•	Titles based on established brands where we can repackage classic games or develop titles based on well-known properties, such as Frogger, Pac-Man and other arcade classics by Konami and Namco; and

•	Titles that were once our frontline titles but that over time have become part of our value titles.

Selected value titles, their compatible platforms and launch or anticipated launch dates include:

Selected Titles	Platform	Launch Date
Pacman Collection	GBA	July 2001
Frogger's Adventure	GBA	November 2001
Quad Desert Fury	GBA	September 2003
Cartoon Network Speedway	GBA	November 2003
Guilty Gear X2 Reload	Xbox	September 2004
Monster Trucks	GBA	October 2004
Texas Hold 'Em	GBA	October 2004
Ultra Bust A Move	Xbox	October 2004

GBA Video

We have developed a proprietary compression technology that enables GBA users to view up to 45 minutes of color video with stereo audio on a standard GBA system, using a standard GBA cartridge and with no additional hardware required. We believe our GBA Video products expand the base of GBA users to include non-gamers and younger children. We have secured valuable licensing agreements for top quality content from entertainment industry leaders, and we continue to seek additional GBA Video content. Since the retail launch in May 2004 through July 31, 2004, we have released 12 GBA Video titles and sold more than two million units of GBA Video titles to retailers. We anticipate that we will be able to release cartridges that can contain up to 90 minutes of video by the middle of 2005, including feature-length motion pictures. Our compression technologies are platform independent enabling us to quickly and easily utilize them on other platforms.

Selected current GBA Video titles, the applicable content provider and launch or anticipated launch dates include:

Selected Titles	Content Provider	Launch Date
Dora the Explorer	Nickelodeon	May 2004
Fairly OddParents: Vol 1 & 2	Nickelodeon	May 2004
SpongeBob: Vol 1 & 2	Nickelodeon	May 2004
All Grown Up	Nickelodeon	May 2004
Cartoon Network Collection: Vol 1	Cartoon Network	May 2004
Codename: Kids Next Door: Vol 1	Cartoon Network	May 2004
Nicktoons Collection: Vol 1	Nickelodeon	May 2004
Teenage Mutant Ninja Turtles: Vol 1	4Kids Entertainment	June 2004
The Adventures of Jimmy Neutron, Boy Genius: Vol 1	Nickelodeon	June 2004
Yu-Gi-Oh!: Vol 1	4Kids Entertainment	June 2004
Dragon Ball GT: Vol 1	FUNimation Productions	September 2004

Digital Media Peripherals and Applications

We develop, manufacture and market a variety of digital media peripherals and applications. We believe that these products enhance the user's experience and widen our addressable market.

GBA Peripheral Products and Applications

Our GBA headphones are co-branded with Nintendo and enable private listening by plugging directly into the GBA power port. Currently, we are the only company with a license from Nintendo to manufacture headphones for the GBA. Our wireless link product is a connectivity device that enables wireless multi-player GBA gaming for up to four players to play with and against each other from up to approximately ten feet apart. Our wireless messenger product is a device that enables GBA users to exchange e-mail as well as real-time text messages using their GBA. This product has a range of up to three miles in open settings and several blocks in urban areas and is capable of storing up to 300 messages. As with our wireless link product, our wireless messenger product operates over a free radio band eliminating any monthly or per usage charges.

Plug-and-Play Peripheral Products

Our TV Arcade plug-and-play products are stand-alone game units that plug directly into television sets with standard RCA cables. These units are battery operated and require no additional hardware or software. We have licensed from Konami the rights to develop and manufacture two systems, one based on Frogger, and another based on Rush 'N Attack and other arcade classics. We have also developed a system containing popular casino games utilizing the Golden Nugget casino brand.

Product Development

Prior to initiating the development of a video game title, we perform extensive market research, studio due diligence and financial analysis. The title must then be approved by our "green light"

committee comprised of members from our executive, product development and sales and marketing teams before being accepted for publication. Once accepted, the game is evaluated at regular milestones to ensure it is progressing on time, according to specifications and on budget. All members of the green light committee continue to be involved throughout the development process.

We use third party development studios to create our video game products. We carefully select third parties to develop video games based on their capabilities, suitability, availability and cost. We usually have broad rights to commercially exploit products created by third party developers. Development contracts are structured to provide developers with incentives to provide timely and satisfactory performance by associating payments with the achievement of substantive development milestones, and by providing for the payment of royalties to them based on sales of the developed product, only after we recoup the prepaid amounts. We believe our close relationships with leading developers increases the quality of our products, extends our access to proprietary game technology and helps to manage our risk. We have worked and continue to work with some of the industry's leading independent third party developers, including:

•	Double Fine Productions

•	GlyphX Games

•	Hudson Soft

•	Starbreeze

•	Taito

•	Terminal Reality

In addition, we have built an in-house product development team comprised of programmers, designers and artists, whose primary purpose is to evaluate prospective developers, monitor development status and milestones and provide support to developers.

The development process for video games involves working with the platform manufacturers from initial game concept through approval of the final product. During this development process, we work closely with these manufacturers to ensure that the title undergoes careful quality assurance testing. Each platform manufacturer requires that the software and a prototype of each title, together with all related artwork and documentation, be submitted for its pre-publication approval. This approval is generally discretionary.

The GBA Video development process is complete. Some further development of our compression technology will be necessary if we utilize this technology for additional platforms. Our activities regarding GBA Video are focused on selecting video content from entertainment studios and, subject to the approval of the green light committee, licensing such content from the studios.

Intellectual Property

Platform Licenses

Hardware platform manufacturers require that publishers obtain a license from them to publish titles for their platforms. We currently have non-exclusive licenses from Nintendo for GBA and GameCube, Sony for PlayStation 2 and PSP and Microsoft for Xbox and Xbox 2. Each license generally extends for a term of two to four years and is terminable under a variety of events. Each license allows us to create one or more products for the applicable system, and requires us to pay a per-unit license fee and/or royalty payment from the title produced and may include other compensation or payment terms. Publishers are not required to obtain licenses for publishing video game software for PCs. All of the hardware manufacturers approve each of the titles we submit for approval on a title-by-title basis, at their discretion.

Licenses From Third Parties

While we develop original titles, most of our titles are based on rights, licenses and properties, including copyrights and trademarks, owned by third parties. Even our original titles usually include some rights or properties from third parties. License agreements generally extend for a term of two to three years, are limited to specific territories or platforms, and are terminable under a variety of events. Several of our licenses are exclusive within particular territories or platforms. The licensors often have strict approval and quality control rights. Typically, we are obligated to make minimum guaranteed royalty payments over the term of these licenses and advance payment against these guarantees, but other compensation or payment terms such as milestone payments, are also common. From time to time, we may also license other technologies from third-party developers for use in our products, which also are subject to royalties and other types of payment.

Licenses To Third Parties

As we create original titles we may decide to license rights to third parties, sometimes on an exclusive basis, in order to generate publicity or market demand for our titles, generate additional revenue related to complementary products or a combination of these factors. For example, in regards to our BloodRayne franchise, we have sold the movie rights, entered into a strategy guide deal and licensed a comic book series.

Intellectual Property Applications

We have filed five provisional patent applications with respect to aspects of the compression technology used by our GBA Video product. We also have filed several trademark applications with respect to some of the trademarks that we use, such as BloodRayne.

Manufacturing

Sony, Nintendo and Microsoft control the manufacture of our products that are compatible with their respective video game consoles, as well as the manuals and packaging for these products, and ship the finished products to us for distribution. Video games for Microsoft, Nintendo and Sony home game consoles consist of proprietary format CD-ROMs and are typically delivered to us within a relatively short lead time, approximately two to three weeks. With respect to GBA products, which use a cartridge format, Nintendo typically delivers these products to us within 45 to 60 days after receipt of a purchase order. We use third party manufacturers for our digital media peripheral and applications offerings, who typically deliver these products to retailers within three to five weeks from the time production commences. To date, we have not experienced any material difficulties or delays in the manufacture and assembly of our products. However, manufacturers' difficulties, which are beyond our control, could impair our ability to bring products to the marketplace in a timely manner.

Sales and Marketing

Our marketing programs principally support our frontline titles, GBA Video and digital media peripherals and applications. Our marketing objectives are to maximize our return on investment, or ROI, create strong brands and franchise properties and support our sales efforts. Since each of our titles have different features, benefits, price points and target markets, we develop marketing programs for each on an individual basis. The amount of support a title receives is directly related to its perceived "hit," or sales, potential. While we will support most of our titles in some manner, those with the most potential will have long lead-time, multi-faceted marketing programs designed to generate enthusiasm. Specific consumer marketing strategies we may employ include TV, radio and print advertising; web site and online marketing; demo distribution; promotions and cross-promotions with third parties; and point-of-purchase advertising.

Additionally, we customize public relations programs that are designed to create awareness with all relevant audiences, including core gamers and mass entertainment consumers. To date, our public relations efforts have resulted in significant coverage for our company and individual titles in computer and video game publications, such as Electronic Gaming Monthly, Game Informer, GamePro, Nintendo Power, Official PlayStation magazine and Official Xbox magazine, as well as major newspapers, magazines and broadcast outlets, such as CNN, USA Today, Wired, Maxim,

Newsweek, The New York Times and TV Guide, among others. We also host media events throughout the year at which print, broadcast and online journalists can preview, review and demonstrate our products prior to their release.

At times, we also extend our marketing reach by working closely with partners. For example, we have employed this co-marketing strategy with our BloodRayne and GBA Video products. With BloodRayne, we have teamed up with MTV to promote their use of BloodRayne 2 in their new Video Mod television show as well as collaborating with a movie production company to obtain joint promotion for the BloodRayne 2 video game and upcoming movie based on the BloodRayne title. With GBA Video, we have worked closely with Nintendo to establish the category with retailers and consumers. Nintendo has been very supportive of our GBA Video technology and products and has sponsored packaging design, point-of-sale and consumer marketing efforts. Nintendo has also sponsored a national advertising campaign and special promotions featuring our GBA Video products and will launch a second initiative just prior to the 2004 holiday season. We believe this approach enables us to leverage our strategic relationships and resources and earn a higher rate of return on our marketing investment.

In addition to regular face-to-face meetings and communications with our sales force, we employ extensive trade marketing efforts including direct marketing to buyers and store managers, trade shows, such as Destination PlayStation, Electronic Entertainment Exposition, CES, Interactive Entertainment Merchant Association Show, the Licensing Show, various store manager shows and distribution and sales incentive programs.

We sell our products directly and indirectly to large retail chains, specialty retail stores and video game rental outlets. Our sales team has strong relationships with major retailers and communicates with them frequently. To supplement our sales team, we currently utilize eight sales representative organizations located throughout the United States. The firms we use were chosen based on their performance and retailer relationships. On average, two sales representatives per organization are assigned to our accounts. It is customary for the sales representatives and resellers of our games who are assigned specific customers to also distribute games produced by other manufacturers. Distribution channels are dominated by a select group of companies, and a publisher's access to retail shelf space is a significant competitive factor.

We have historically focused our efforts and resources on established domestic markets. Over the last two years, we have expanded our international presence by establishing licensing or distribution agreements with leading international publishers. These organizations fulfill all sales, marketing and distribution needs for our multi-format product line-up in the international marketplace. To date, sales from our international operations have been immaterial.

Customers

Our customers are comprised of national and regional retailers, specialty retailers and video game rental outlets. We believe we have developed close relationships with key executives and buyers at a number of retailers including Best Buy, Electronics Boutique, GameStop, Kmart, Target, Toys "R" Us and Wal-Mart. Jack of All Games, a subsidiary of Take-Two Interactive Software, Inc., is a leading reseller of our products to smaller retail outlets. For the nine months ended July 31, 2004, our most significant customers were Wal-Mart, Toys "R" Us, Jack of All Games and Target, accounting for approximately 28%, 23%, 14% and 11% of our net revenue, respectively. For the fiscal year ended October 31, 2003, our most significant customers were Toys "R" Us, Jack of All Games and Best Buy, accounting for approximately 31%, 11% and 9% of our net revenue, respectively.

Competition

The market for digital entertainment products, including video game titles, video content titles and digital media peripherals and applications, is highly competitive and relatively few products achieve significant market acceptance. We face significant competition with respect to our products, which may also result in price reductions, reduced gross margins and loss of market share. Many of our competitors have significantly greater financial, marketing and product development resources than we do.

With respect to our video game products, we compete with many other third party publishers in both our value and frontline market segments. Given our extensive history as a publisher of value titles, we believe we are a leader in this category. We recently entered the frontline market, and are seeking to increase our frontline offerings and market share. We expect competition to increase in both the value and frontline areas as more competitors enter the video game market and existing competitors increase their offerings.

Our GBA Video titles were the first video content titles to market, and to date the only third party titles that Nintendo has approved for the GBA. Accordingly, we believe we are a leading provider of GBA Video titles. Our competitors, however, are developing competing titles and compression technology. We cannot assure you that competitors will not be able to develop technology better than ours and secure strong relationships with content providers on terms equal to or more favorable than we have. In addition, sales of our GBA Video products will be affected by the success of other portable video player platforms, including portable DVD players and other handheld video devices.

Our digital media peripherals and applications also face significant competition. We recently entered the popular "plug-and-play" video game market, and our competitors' systems contain different software, and offer different games, than ours, which customers may find more appealing. In addition, console or other manufacturers may expand their product offerings to include digital media peripherals and applications, such as headphones, which may compete with our product offerings. Many of these markets for digital media peripherals and applications have low barriers to entry, and competitors may quickly develop competing products.

Current and future competitors may be able to:

•	respond more quickly to new or emerging technologies or changes in customer preferences;

•	carry larger inventories;

•	gain access to wider distribution channels;

•	undertake more extensive marketing campaigns;

•	adopt more aggressive pricing policies;

•	devote greater resources to securing the rights to valuable licenses and relationships with leading software developers;

•	have better relationships with licensors than us and obtain more valuable licenses;

•	make higher royalty payments; and

•	have better access to prime shelf space.

Competitive factors such as the foregoing may have a material adverse effect on our business.

Legal Proceedings

Rage Games.    On September 20, 2002, Rage Games Limited filed a complaint against us in the United States District Court for the District of New Jersey. We filed and served our answer on or about November 6, 2002, Rage Games Limited is currently in bankruptcy proceedings and is no longer doing business in the ordinary course.

All five counts in the complaint arise out of two license and distribution agreements and encompass allegations based on claims of breach of contract, unjust enrichment, anticipatory repudiation and a right to relief on the basis of promissory estoppel. Rage seeks approximately $6 million in damages. In our answer, we asserted substantial defenses that the product was not fit for use and asserted three counterclaims based on claims of breach of contract and unjust enrichment.

By order dated July 15, 2004, Chief Judge Bissel granted us a partial summary judgment as to the advances of $77,500 paid for three titles that never received platform approval. The Court denied the plaintiff's motion for partial summary judgment as well as our motion for partial summary judgment as to its remaining claims. A trial date has not been set.

NASD Review.    On December 17, 2003, we received a letter from the NASD's Market Regulation Department stating that the NASD was conducting a review of unusual trading activity in our common stock between the time of the signing of the letter of intent with respect to our December 5, 2003 reverse merger and the date that we announced that a letter of intent was signed. There also appears to be unusual trading activity around the time of the signing of the definitive agreement for the merger and prior to the announcement of such signing.

By letter dated April 22, 2004, the NASD indicated that it had concluded its review and thanked us for our cooperation in the review. The letter indicated that the NASD referred the matter to the SEC for whatever action, if any, the SEC deems appropriate. The letter concluded that "This referral should not be construed as indicating that any violations of the federal securities laws or the NASD Conduct Rules have occurred, or as a reflection upon the merits of the security involved or upon any person who effected transactions in such security." Although our current officers were not the subject of this investigation, if we are sanctioned or otherwise held liable for this trading, any such sanctions could have a material adverse effect on our reputation, listing, financial condition, results of operations and liquidity. In addition, it is possible that such matters may give rise to civil or criminal actions.

EFI.    On September 1, 2004, Entertainment Finance International, LLC (EFI) commenced a breach of contract action in the Supreme Court of the State of New York relating to an outstanding warrant held by EFI. EFI alleges that pursuant to the terms of the warrant, we are obligated to pay $1,750,000 for the repurchase of the shares underlying the warrant. We intend to vigorously defend against this action.

Jakks Pacific.    On October 18, 2004, Jakks Pacific, Inc. instituted an action against us in the United States District Court for the Southern District of New York alleging, among other things, trade dress infringement. On November 1, 2004, the parties settled this matter for an immaterial amount.

In the opinion of management and on the advice of counsel, we have made adequate provision for potential liabilities, if any, arising from the above matters. However, the costs and other effects of pending or future litigation, governmental investigations, legal and administrative cases and proceedings (whether civil or criminal), settlements, judgments and investigations, claims and changes in those matters (including those matters described above), and developments or assertions by or against us relating to intellectual property rights and intellectual property licenses, could have a material adverse effect on our business, financial condition and operating results.

Properties

We lease 21,250 square feet of office, development and storage space located at 160 Raritan Center Parkway, Edison, NJ 08837. The lease, which costs approximately $28,500 per month, plus taxes, insurance and operating costs, expires in July 2009.

Employees

We had 75 full time employees as of November 9, 2004. We have not experienced any work stoppages and consider our relations with our employees to be good. None of our employees are represented by a union.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information regarding our executive officers and directors and their ages as of November 9, 2004. The terms of all directors expire in 2005.

Name	Age	Position
Carl Yankowski	56	Chairman of the Board and Chief Executive Officer
Jan E. Chason	58	Chief Financial Officer
Patrick Flaherty	55	Executive Vice President of Sales and Marketing
Jesse Sutton	35	President and Director
Joseph Sutton	32	Executive Vice President of Research and Development and Director
Joseph Tuchinsky	50	General Counsel, Senior Vice President Business and Legal Affairs and Secretary
Morris Sutton	65	Chairman Emeritus
Laurence Aronson	48	Director
F. Peter Cuneo	60	Director
James Halpin	53	Director
Louis Lipschitz	59	Director
Marc Weisman	51	Director

Carl Yankowski.    Mr. Yankowski has been our Chairman and Chief Executive Officer since August 24, 2004. From November 2001 to August 2004, Mr. Yankowski was an active Principal of the Westerham Group LLC, a management and consulting firm. From March 2002 to the present, he has served as the Chairman of CRF, Inc., an electronic patient diaries company. From November 1999 to November 2001, he served as Chief Executive Officer of Palm, Inc., a handheld devices and solutions company. Prior to that, he was Chief Executive Officer of Reebok Brand at Reebok International Ltd., a sports footwear and apparel company. He was also President of Sony Electronics. Mr. Yankowski also served on the board of directors of Novell Inc. from June 2001 to February 2003, and currently serves on the board of directors of Chase Corporation, Informatica, TNX Television Holdings, Inc. and a number of privately-held companies. Mr. Yankowski holds a Bachelor of Science in Electrical Engineering and a Bachelor of Science in Management from the Massachusetts Institute of Technology, where he is on the board of the Sloan School of Management.

Jan E. Chason.    Mr. Chason has served as our Chief Financial Officer since December 2003 and prior to the merger, as Chief Financial Officer of MSI, our sole operating business and wholly-owned subsidiary, since January 2, 2003. Prior to joining MSI, Mr. Chason provided interim Chief Financial Officer services through JEC Consulting Associates from June 2001 through December 2002. From June 1996 through June 2001, he served on the executive team of SFX Broadcasting and SFX Entertainment as the Chief Financial Officer of Triathlon Broadcasting Company, The Marquee Group, Inc. and Artist Group International LLC. He later served as Corporate Vice President – Finance of SFX Entertainment. After the acquisition of SFX Entertainment by Clear Channel Communications Inc., he served as the Chief Financial Officer of Clear Channel Entertainment's Marketing and Media Divisions. Mr. Chason was a partner at Ernst & Young LLP from October 1982 through September 1994. Mr. Chason is a Certified Public Accountant and has a Bachelor of Business Administration from City College of New York.

Patrick Flaherty.    Mr. Flaherty joined us on October 4, 2004. From January 2001 to October 2004, Mr. Flaherty was an active Principal of the Westerham Group LLC, a management and consulting firm. From 1999 to 2001, Mr. Flaherty was employed by Reebok International Ltd., a sports footwear and apparel company. Prior to that, he was Senior Vice President – U.S. Marketing of Sony Electronics. Prior to his employment with Sony Electronics, Mr. Flaherty served as Vice President – Asia Pacific Region for Polaroid Corporation. Mr. Flaherty holds a B.S. from Northeastern University and an MBA from Babson College.

Jesse Sutton.    Mr. Sutton has served as one of our directors since December 5, 2003. Mr. Sutton is currently our President and has served in such capacity since December 2003 and, until August 24, 2004, served as our Chief Executive Officer. Since 1997, Mr. Sutton has served as the President of MSI, and from December 2003 to August 24, 2004, as its Chief Executive Officer. Jesse Sutton is Morris Sutton's son and Joseph Sutton's brother. From 1998 to 2001, Mr. Sutton was the President of Majesco Biologicals, Inc., a biotechnology development company, which ceased all operations in 2001 pursuant to an assignment for the benefit of creditors.

Joseph Sutton.    Mr. Sutton has served as one of our directors since December 5, 2003. Mr. Sutton is currently our Executive Vice President of Research and Development and has served in such capacity since December 2003. From 1997 to October 2000 Mr. Sutton was a Vice-President of MSI; from October 2000 through September 2003 he was Vice President-Game Development of MSI and in December 2003 he became MSI's Executive Vice President of Research and Development. Joseph Sutton is Morris Sutton's son and Jesse Sutton's brother.

Joseph Tuchinsky.    Mr. Tuchinsky joined us on October 1, 2003. In his role, he is responsible for managing all of our business and legal affairs including development contracts, licensing relationships, litigation, intellectual property rights and corporate governance. Prior to joining us, Mr. Tuchinsky served as the Director of Legal and Business Affairs for Atari, Inc. and its predecessor company from October 2001 through August 2003 and Legal Counsel to Atari predecessor companies from September 1998 through September 2001. His prior positions included General Counsel for Future Vision Holding, Inc. and Senior Attorney for Long Island Lighting Corporation. Mr. Tuchinsky has a Bachelor of Arts from Queens College and Juris Doctor from Syracuse University College of Law.

Morris Sutton.    Mr. Sutton has served as one of our directors since December 5, 2003 and since August 24, 2004 as our Chairman Emeritus. Mr. Sutton has more than 40 years of business experience and most recently, was the founder of MSI, our sole operating company and wholly-owned subsidiary, and, prior to the merger, was MSI's Chief Executive Officer from 1986 to December 2003. Morris Sutton is the father of Jesse Sutton and Joseph Sutton. From 1998 to 2001, Mr. Sutton was the Chairman of Majesco Biologicals, Inc., a biotechnology development company, which ceased all operations in 2001 pursuant to an assignment for the benefit of creditors.

F. Peter Cuneo.    Mr. Cuneo has been one of our directors since October 18, 2004. Mr. Cuneo served as the President and Chief Executive Officer of Marvel Enterprises, Inc. from July 1999 through January 2003. From September 1998 to July 1999, Mr. Cuneo served as Managing Director of Cortec Group Inc., a private equity fund. From February 1997 to September 1998, he was Chairman of Cuneo & Co., L.L.C., a private investment firm. From May 1996 to February 1997, Mr. Cuneo was President, Chief Executive Officer and a Director of Remington Products Company, L.L.C., a manufacturer and marketer of personal care appliances. From May 1993 to May 1996, he was President and Chief Operating Officer at Remington. He is also a Director of Waterpik Technologies, Inc. and Marvel Enterprises, Inc.

James Halpin.    Mr. Halpin has been one of our directors since September 9, 2004. Mr. Halpin retired in March 2000 as President and Chief Executive Officer and a director of CompUSA Inc., a retailer of computer hardware, software, accessories and related products, which he had been with since October 1992.

Louis Lipschitz.    Mr. Lipschitz has served as one of our directors since April 20, 2004. From February 1, 1996 to March 2004, Mr. Lipschitz served as Executive Vice President and Chief Financial Officer of Toys "R" Us, Inc.

Marc Weisman.    Mr. Weisman has served as one of our directors since June 3, 2004. From 1988 to January 1995, Mr. Weisman served as Chief Financial Officer of The Adco Group, a privately held real estate and financial services company. In January 1995, he joined Credit Suisse First Boston as a Director in the Principal Transactions Group. In October 1996, he formed Sagaponack Partners, L.P., a private equity concern.

Laurence Aronson.    Mr. Aronson has served as one of our directors since November 4, 2004. From 2003 to the present, Mr. Aronson has served as the President and Chief Executive Officer of

Cartwheel LLC, a marketing services company. From 2000 to 2003, he was the President of Sales and Customer Marketing at Revlon USA. Prior to that he held senior leadership positions at Procter & Gamble and Warner Lambert/Adams USA.

Employment Agreements

We currently have employment agreements with Carl Yankowski, our CEO, and Patrick Flaherty, our Executive Vice President of Sales and Marketing. Mr. Yankowski's employment agreement provides for an annual base salary of $375,000. He is also eligible to receive a discretionary bonus of up to $62,500 for the period from the effective date of the agreement through the close of our fiscal year and a discretionary bonus for each annual period thereafter of up to 100% of his base salary or more, based on the determination by the compensation committee that Mr. Yankowski achieved some or all of the performance goals and objectives established for the applicable bonus period. In addition, Mr. Yankowski was granted, pursuant to our 2004 Employee, Director and Consultant Stock Plan, options to purchase a total of 6,950,000 shares of our common stock, which options have various exercise prices and vesting schedules, and expire ten (10) years from the grant date. He is also eligible to receive a bonus of $1,000,000, on a post-tax basis, and additional "gross-up" payments to the extent he is subject to any tax liability as a result of his receipt of an "excess parachute payment", upon a change in control, subject to certain conditions. If we terminate Mr. Yankowski's employment without cause, as defined in the agreement, or the agreement is terminated by Mr. Yankowski for good reason, as defined in the agreement, Mr. Yankowski will receive the following severance benefits:

•	continued payment of his then base salary for a period of 12 months;

•	a percentage of the annual bonus, provided an annual bonus would have otherwise been awarded;

•	immediate vesting and exercisability of his unvested stock options, or other unvested compensatory equity awards, as if he remained in our employ for 18 months following such termination;

•	a cash lump sum payment of the change in control bonus, as defined in the agreement, or if earned at the time of termination, but not otherwise paid; and

•	reimbursement for any applicable premiums he pays to continue coverage under our benefit plans for a period of 12 months, or until he is eligible for similar benefits from another employer, provided, that if such termination occurs during the period commencing three months prior to a change in control and ending on the date that is 12 months after a change in control, his stock options or other unvested compensatory equity shall all be immediately and fully vested and exercisable. Mr. Yankowski's agreement contains customary confidentiality, non-competition/non-solicitation, and indemnification terms and is terminable at-will by either party.

Mr. Flaherty's employment agreement provides for an annual base salary of $200,000. He is also eligible to receive a discretionary bonus of up to 50% of his base salary for the period of our fiscal year and each annual period thereafter, based on the determination by the Chief Executive Officer that Mr. Flaherty achieved some or all of the performance goals and objectives established for the applicable bonus period. In addition, Mr. Flaherty was granted, pursuant to our 2004 Employee, Director and Consultant Stock Plan, options to purchase a total of 500,000 shares of our common stock, which options have various vesting schedules, and expire ten (10) years from the grant date. If we terminate Mr. Flaherty's employment without cause, as such term is defined in the agreement, or the agreement is terminated by Mr. Flaherty for good reason, as such term is defined in the agreement, Mr. Flaherty will be eligible to receive severance benefits including, among other benefits and severance payments, continued payment of his then base salary for a period of 12 months, and an annual bonus, provided an annual bonus would otherwise have been awarded. The agreement contains customary confidentiality, non-competition/non-solicitation, and indemnification terms and is terminable at-will by either party.

Executive Compensation

The following Summary Compensation Table sets forth summary information as to compensation received by our Chief Executive Officer and each of the most highly compensated executive officers who were employed by us at the end of the fiscal year ended October 31, 2003, the most recent fiscal period for which information is available, for services rendered to us in all capacities during the three prior fiscal years ended October 31, 2003 and who earned in excess of $100,000 for services rendered to us during the fiscal year ended October 31, 2003.

Summary Compensation Table

		ANNUAL COMPENSATION
Name and Principal Position	Year	Salary	All Other Compensation (1)
Jesse Sutton, President and Chief	2003	350,000	17,000
Executive Officer (2)	2002	340,000	17,000
	2001	260,000	16,000

Joseph Sutton, Executive Vice President	2003	350,000	17,000
of Research and Development	2002	328,000	15,600
	2001	156,000	16,900

Morris Sutton, Chairman and former Chief	2003	450,000	17,000
Executive Officer (2)	2002	418,000	16,860
	2001	450,000	16,000

Jan E. Chason, Chief Financial Officer (3)	2003	159,000	—
	2002	—	—
	2001	—	—

(1)	Other Annual Compensation represents contributions to our Profit Sharing Plan on behalf of Jesse, Morris and Joseph Sutton.

(2)	Jesse Sutton was named Chief Executive Officer on December 5, 2003, the closing date of our merger, and served in such capacity until August 24, 2004. Jesse Sutton currently serves as our President.

(3)	Mr. Chason began his employment on January 2, 2003.

With respect to the current annual compensation of Joseph Sutton and Jesse Sutton, each of them has agreed to lower such compensation from $350,000 to $225,000 beginning in 2004.

There were no option grants to the executive officers named in the summary compensation table above during our fiscal year ended October 31, 2003. Of the named individuals, only Jan E. Chason holds options to purchase shares of our common stock, which were granted on March 25, 2004. Mr. Chason has options to purchase 300,000 shares with an exercise price of $1.90 per share, which expire on March 25, 2014.

Carl Yankowski, our Chief Executive Officer, joined the company on August 24, 2004 and has an employment agreement. For information regarding his compensation under the terms of this agreement, see the text under "Management—Employment Agreements" above.

Employee Benefit Plans

2004 Employee, Director and Consultant Stock Option Plan

Our 2004 Employee, Director and Consultant Stock Option Plan was approved by our board of directors in January 2004 and adopted by our stockholders on February 13, 2004, which approval by our stockholders became effective on April 13, 2004. Under the plan, we may grant incentive stock options, nonqualified stock options and stock. A total of 10,000,000 shares of common stock have been reserved for issuance under this plan, of which no shares are currently available for future grant. We have received written consents from the holders of a majority of our outstanding stock entitled to vote for an amendment to our plan to increase the amount of shares that may be awarded under the plan from 10,000,000 to 15,000,000 and the amount that a participant in the plan may receive in a given fiscal year from 2,000,000 to 8,000,000.

The plan is to be administered by our board of directors, except to the extent that it delegates its authority to a committee of the board. The plan authorizes the issuance of stock grants to our employees, directors and consultants, the grant of incentive stock options to our employees and the grant of non-qualified options to our employees and directors (approximately 75 people), and consultants.

For non-qualified options, the exercise price per share is determined by the board, subject to the limitation that the exercise price at least equals the par value per share of our common stock (i.e. $0.001 per share). For incentive stock options, the exercise price per share is determined by the board, subject to the limitation that the exercise price at least equals 100% of the fair market value per share of our common stock on the date of grant of the incentive stock option. If the participant in the plan owns more than 10% of the total combined voting power of the company, the exercise price per share must at least equal 110% of the fair market value per share of our common stock on the date of grant of the incentive stock option. The maximum term of options granted under the plan is ten years. Upon termination of a participant's service with us or with a subsidiary of us, he or she may exercise his or her option for the period of time stated in the option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for 12 months. Upon termination for "cause," as defined in the plan, the board may terminate a participant's options. In all other cases, the option will generally remain exercisable for three months. However, an option may never be exercised later than the expiration of its term.

The plan provides that in the event of our merger with or into another corporation, or a sale of substantially all of our assets, each outstanding option must be assumed or an equivalent option substituted for by the successor corporation or a parent or subsidiary of the successor corporation. If the outstanding options are not assumed or substituted for, the administrator may provide either (i) that all options will become exercisable for a defined period after which they will terminate or (ii) that all options shall terminate in exchange for a cash payment equal to the value of the option shares less the exercise price. Similar provisions apply to outstanding rights to purchase stock granted under the plan.

With respect to stock grants, the date prior to which an offer of a stock grant must be accepted by a grantee and the stock grant purchase price, if any, shall be determined by the board. A stock grant may be subject to repurchase by us upon termination of employment of the grantee with the company, under certain circumstances

The plan generally does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime.

The plan will automatically terminate in 2014, unless we terminate it sooner. In addition, the board has the authority to amend, suspend or terminate the plan provided such action does not impair the rights of any participant.

During 2003, we merged our existing defined contribution pension plan and money purchase pension plan which covered all eligible employees. No contributions have been made under the plan during our 2004 fiscal year.

During October 2003, we adopted a defined contribution 401(k) plan covering all eligible employees.

Director Compensation

In connection with their appointment to our board, Louis Lipschitz, Marc Weisman, James Halpin, F. Peter Cuneo and Laurence Aronson were each granted options to purchase 100,000 shares of our common stock at an exercise price of $3.63, $3.00, $3.07, $2.00 and $2.00 per share, respectively, which options expire ten years from the grant date. In addition, we pay each of our non-employee directors $15,000 annually for serving on our board and a fee of $1,000 for in-person attendance ($1,500 for the Chairman), and a fee of $500 for telephone attendance ($1,000 for the Chairman), at board or committee meetings. Other than Messrs. Lipschitz, Weisman, Halpin, Cuneo and Aronson, we do not pay directors any cash compensation for serving as a director.

Compensation Committee Interlocks and Insider Participation

Our board of directors as a whole made decisions relating to the compensation of our executive officers prior to the establishment of the Compensation Committee on July 15, 2004. Our committee has no interlocks with other companies.

Limitation of Directors' Liability and Indemnification

The Delaware General Corporation Law authorizes corporations to limit or eliminate, subject to certain conditions, the personal liability of directors to corporations and their stockholders for monetary damages for breach of their fiduciary duties. Our certificate of incorporation limits the liability of our directors to the fullest extent permitted by Delaware law.

We have obtained director and officer liability insurance to cover liabilities of our directors and officers that may occur in connection with their services to us, including matters arising under the Securities Act of 1933. Our certificate of incorporation and bylaws also provide that we will indemnify and advance expenses to, to the fullest extent permitted by the Delaware General Corporation Law, any of our directors and officers, against any and all costs, expenses or liabilities incurred by them by reason of having been a director or officer.

Such limitation of liability and indemnification does not affect the availability of equitable remedies. In addition, we have been advised that in the opinion of the SEC, indemnification for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act and is therefore unenforceable.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Prior to our reverse merger on December 5, 2003 with and into ConnectivCorp (which subsequently changed its name to Majesco Holdings Inc.), Jesse Sutton, then President, and Joseph Sutton, then Executive Vice President, each loaned us approximately $1.8 million, for an aggregate amount of approximately $3.5 million, in order to enable us to repay amounts due under a line of credit from a bank, with the remainder used for working capital purposes. Jesse and Joseph Sutton were repaid, in the aggregate, approximately $2.5 million from the proceeds of our private placement completed in February. On February 26, 2004, in conjunction with the closing of the private placement, the remaining $1.0 million owed to them was exchanged for units having a value of $1.0 million which units consisted of (i) 100 shares of 7% convertible preferred stock, which were converted on October 29, 2004 into 1,000,000 shares of our common stock and (ii) a three year warrant to purchase 1,000,000 shares of our common stock at an exercise price of $1.00 per share. Immediately prior to the initial closing of the private placement, the market price of the common stock was $1.70. Also in connection with the private placement, Jesse Sutton, Joseph Sutton, Adam Sutton, and Sara Sutton, the daughter of Morris Sutton, surrendered for cancellation an aggregate of 352,112 shares of Series A preferred stock that were convertible into 24,999,952 shares of our common stock.

On November 25, 2003, Albert Ades, the father-in-law of Jesse Sutton, loaned us $1.0 million. In exchange for the loan, Mr. Ades received a non-interest bearing convertible promissory note that would automatically convert into 2,000,000 shares of our common stock upon (i) the consummation of the reverse merger and (ii) an increase in our authorized shares of common stock sufficient to allow for the conversion of the note. We used the funds to satisfy a portion of our obligations pursuant to a settlement with Atari. This note was converted to common stock on April 23, 2004 at which date the market price of our common stock was $3.88.

We currently use the services of a printing and packaging company in which Morris Sutton's brother is a co-owner. In 2003, we received services from this company for which we were billed approximately $1.9 million. Such charges are, to our knowledge, on terms no less favorable to what we could receive from providers of similar services.

During 2003, approximately 9,500,000 unregistered shares of ConnectivCorp's common stock were sold at a price of $0.10 per share. The proceeds of these sales were used to pay off debts of ConnectivCorp to service providers and our other creditors, including a consulting fee payment in connection with the merger equal to $450,000 to Atlantis Equities, Inc., an entity of which Robert S. Ellin, the former Chairman of ConnectivCorp, is a principal. Atlantis also received consulting fees of approximately $130,000 for consulting services rendered to ConnectivCorp in 2002 and 2003. In addition, Atlantis received an additional $300,000 upon completion of our recently completed private placement. The placement agent we used in connection with the recently completed private placement paid a referral fee to Atlantis in the form of a warrant to purchase 92 units (920,000 shares of common (originally 7% convertible preferred stock) and a warrant to purchase 920,000 shares of common stock), which was originally issued to the placement agent as part of the placement agent warrant.

On February 12, 2004 in connection with our February 2004 private placement, we entered into an engagement letter with JMP Securities LLC, a wholly-owned subsidiary of JMP Group, which is also the parent of JMP Asset Management LLC. JMP Asset Management LLC is one of our principal stockholders by virtue of its investment in our February 2004 private placement. Pursuant to the engagement letter we paid JMP Securities, as placement agent, approximately $2.9 million and issued to JMP Securities a warrant to purchase 268 units (consisting of 2,680,000 shares of our common stock (originally 7% convertible preferred stock) and a warrant to purchase 2,680,000 shares of our common stock), exercisable for a period of five years at an exercise price of $10,000 per unit. In connection with the engagement letter, we also:

(i)	engaged JMP Securities to perform certain financial advisory services, for which we have agreed to pay JMP Securities $10,000 per month during the term of the agreement, which ends in February 2006, unless terminated earlier;

(ii)	agreed to pay JMP Securities a cash fee of 7% of the gross proceeds received by us in connection with the exercise of warrants issued in our February 2004 private placement; and

(iii)	granted JMP Securities a right of first refusal to act as (i) the sole book-running lead managing underwriter in the event of a public offering of certain of our securities and (ii) our exclusive financial advisor if we decided to pursue any business combination, including an acquisition of another entity or the sale of our company or a minority interest in our company, in which case we have agreed to pay JMP Securities a cash fee equal to a customary percent of the total consideration involved in the transaction, subject to a minimum of $300,000.

On November 9, 2004, we entered into an agreement with JMP Securities LLC to, among other things, amend certain provisions of the February 12, 2004 engagement letter. Under this agreement, we have agreed that in exchange for waiving their right to act as the sole book running lead managing underwriter in this offering, JMP will be entitled to 32% of the aggregate amount paid to underwriters in this offering, regardless of whether JMP is an underwriter in the offering upon consummation, unless JMP has determined to withdraw as an underwriter in its sole discretion. In addition, if this contemplated offering is withdrawn or not consummated by June 30, 2005, and a successor offering is filed before such date, then JMP shall be entitled to be a co-lead, co-book running manager in such offering in the same economic proportion as this currently contemplated offering. This amount shall also be paid to JMP if prior to June 30, 2005 or the consummation of the offering, we sell our company or undertake a transaction that results in a change of control of our company. In the event the contemplated offering is not consummated by June 30, 2005, JMP is entitled to receive out-of-pocket expenses of up to $30,000.

With regard to the amendments to the February 12, 2004 letter with JMP, JMP has agreed to permanently waive their right to continue to receive $10,000 per month for financial advisory services. Finally, JMP has agreed to waive its rights identified in (iii) above in the event the contemplated offering is consummated by June 30, 2005. If the contemplated offering is not consummated by such date, then those previously waived rights identified in (iii) above shall be reinstated as of such date.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our common stock as of November 8, 2004 held by:

•	the executive officers named in the summary compensation table;

•	each of our directors;

•	all of our current directors and executive officers as a group;

•	each stockholder that beneficially owns more than five percent of our common stock, based upon our review of publicly available filings with the SEC; and

•	each selling stockholder.

Beneficial ownership is based upon 107,825,930 shares of common stock outstanding as of November 9, 2004, and determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Shares of common stock that may be acquired by an individual or group within 60 days of November 9, 2004, pursuant to the exercise of options, warrants or other derivative securities, are deemed to be outstanding for the purpose of computing the number of shares beneficially owned and the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

Except as indicated in footnotes to this table, we believe that the stockholders named in this table (i) have sole voting and investment power with respect to all shares of common stock shown to be beneficially owned by them, and (ii) are not a broker-dealer or an affiliate of a broker-dealer, based on information provided to us by such stockholders.

	Shares Beneficially Owned Before the Offering		Shares Being Offered	Shares Beneficially Owned After the Offering		Percentage Beneficially Owned
						Before Offering	After Offering
Name and Address of Beneficial Owner (a)
Directors and Executive Officers
Carl Yankowski	3,214,375	(1)	—	3,214,374	(1)	2.9%
Jesse Sutton	15,620,002	(2)(3)	—	15,620,002	(2)(3)	14.4%
Jesse M. Sutton Foundation (4)	1,520,000		—	1,520,000		1.4%
Joseph Sutton	15,620,002	(2)(3)	—	15,620,002	(2)(3)	14.4%
Morris Sutton (5)	5,620,042	(3)	—	5,620,042	(3)	5.2%
Louis Lipschitz	0	(6)	—	0	(6)	*
Marc Weisman	0	(7)	—	0	(7)	*
James Halpin	0	(8)	—	0	(8)	*
F. Peter Cuneo	0	(9)	—	0	(9)	*
Laurence Aronson	0	(10)	—	0	(10)	*
Jan E. Chason	0	(11)	—	0	(11)	*
Joseph Tuchinsky	0	(11)	—	0	(11)	*
Patrick Flaherty	144,444	(12)	—	144,444	(12)	*
Executive officers and directors as a group	41,738,865		—	41,738,865		37.2%
Five Percent Stockholders
Adam Sutton (13)	14,620,002	(3)	—	14,620,002	(3)	13.6%
JMP Asset Management LLC (14)	11,000,000		—	11,000,000		9.7%
Corsair Capital Management, L.L.C. (15)	9,807,900	(15)	—	9,807,900	(15)	8.7%
Selling Stockholders

* Represents beneficial ownership of less than 1% of the shares of common stock.

(a)	Except as otherwise indicated, addresses are c/o Majesco Holdings, 160 Raritan Center Parkway, Edison, NJ 08837.

(1)	Represents shares of common stock underlying outstanding options but does not include outstanding options which have not vested and are not vesting within 60 days.

(2)	Includes 500,000 shares of common stock which may be acquired upon exercise of warrants to purchase shares of common stock.

(3)	Of the amounts identified, 250,000 shares of common stock are subject to an escrow agreement dated February 19, 2004, as further described in Note 14 to the Consolidated Financial Statements.

(4)	Morris Sutton, Jesse Sutton and Joseph Sutton act as officers of the Jesse M. Sutton Foundation, and each has the power to vote and dispose of the shares held by the Foundation. Since the power to vote and dispose of the shares is shared among the three individuals, the number of shares disclosed under each of Jesse, Joseph and Morris Sutton does not include the number of shares held by the Foundation.

(5)	Pursuant to a voting agreement, Morris Sutton has the power to vote the shares held in the name of his daughter, Sarah Sutton. The voting agreement does not restrict Sarah from exercising all other rights of beneficial ownership, including disposition and the right to receive payments of dividends or other distributions from the Company with respect to the shares. The voting agreement expires on February 4, 2014.

(6)	Does not include shares of common stock underlying outstanding options which options vest 1/3 annually commencing on April 30, 2005.

(7)	Does not include shares of common stock underlying outstanding options which options vest 1/3 annually commencing on June 3, 2005.

(8)	Does not include shares of common stock underlying outstanding options which options vest 1/3 annually commencing on September 9, 2005.

(9)	Does not include shares of common stock underlying outstanding options which options vest 1/3 annually commencing on October 18, 2005.

(10)	Does not include shares of common stock underlying options which options vest 1/3 annually commencing on November 4, 2005.

(11)	Does not include shares of common stock underlying outstanding options which options vest 1/3 annually commencing on March 25, 2005.

(12)	Represents shares of common stock underlying outstanding options but does not include outstanding options which have not vested and are not vesting within 60 days.

(13)	Adam Sutton is the adult son of Morris Sutton and brother of Jesse and Joseph Sutton. Adam is not an executive officer or director of the company.

(14)	The address of JMP Asset Management LLC is One Embarcadero Center, Suite 2100, San Francisco, CA 94111.

(15)	Includes: (i) 2,440,000 shares of common stock and warrants to purchase 2,440,000 shares of common stock held by Corsair Capital Partners, L.P.; (ii) 115,000 shares of common stock and warrants to purchase 115,000 shares of common stock held by Corsair Long Short International, Ltd.; (iii) 1,060,000 shares of common stock and warrants to purchase 1,060,000 shares of common stock held by Corsair Select, L.P.; (iv) 85,000 shares of common stock and warrants to purchase 85,000 shares of common stock held by Corsair Capital Partners 100, L.P.; (v) 300,000 shares of common stock and warrants to purchase 300,000 shares of common stock held by Corsair Capital Investors, Ltd.; and (vi) 907,900 shares of common stock and warrants to purchase 900,000 shares of common stock held in separate managed accounts. The address of Corsair Capital Management, L.L.C. is 350 Madison Avenue, 9th Floor, New York, New York 10017.

DESCRIPTION OF CAPITAL STOCK

The following is a summary of the rights of our common stock and preferred stock and related provisions of our certificate of incorporation and by-laws. For more detailed information, please see our certificate of incorporation and by-laws, which are filed as exhibits to the registration statement of which this prospectus is part.

Pursuant to our certificate of incorporation, we are authorized to issue 250,000,000 shares of common stock, $.001 par value per share, and 10,000,000 shares of preferred stock, $.001 par value per share. As of November 9, 2004 there were 107,825,930 shares of our common stock outstanding, which amount includes shares of common stock that were issued on October 29, 2004 as a result of the conversion of our 7% convertible preferred stock on that date but does not include 548,228 shares of common stock declared but not yet issued as a dividend on the 7% convertible preferred stock.

Common Stock

Voting Rights.

Holders of common stock are entitled to one vote per share held of record on all matters to be voted on by the stockholders.

Dividends.

Subject to preferences that may be applicable to any preferred stock outstanding at the time, holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our board of directors out of funds legally available therefore, subject to the rights of the holders of preferred stock, if any.

Liquidation Preference.

In the event we liquidate, dissolve or wind up, holders of common stock are entitled to share ratably in all assets remaining after payment of our liabilities and the liquidation preference, if any, of any then outstanding shares of preferred stock.

Holders of common stock have no preemptive rights and no rights to convert their common stock into any other securities, and there are no redemption or sinking fund provisions with respect to such shares.

Preferred Stock

We are authorized to issue up to 10,000,000 shares of preferred stock. Our board of directors has the authority to issue preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued shares of preferred stock, as well as to fix the number of shares constituting any series and the designations of such series, without any further vote or action by the stockholders. Our board of directors, without stockholder approval, may issue preferred stock with voting and conversion rights that could materially adversely affect the voting power of the holders of common stock or other series of preferred stock. The issuance of preferred stock could also decrease the amount of earnings and assets available for distribution to holders of common stock. In addition, the issuance of preferred stock may have the effect of delaying, deferring or preventing our change in control.

Private Placement of 7% Convertible Preferred Stock

On February 26, 2004, we completed a private placement of securities in which we raised approximately $25.8 million in gross proceeds from a group of institutional and accredited investors. Pursuant to the terms of the private placement, we issued 2,583 units, each unit consisting of one share of 7% convertible preferred stock, convertible into 10,000 shares of common stock, and a three-year warrant to purchase 10,000 shares of common stock at an exercise price of $1.00 per share.

We also issued an aggregate of 100 units to Jesse Sutton and Joseph Sutton in satisfaction of outstanding debt. In addition, the placement agent, JMP Securities LLC, received warrants to purchase up to 268 units (representing 5,360,000 shares of our common stock), exercisable for five years from the date of issuance. As part of the terms of the private placement, we agreed to prepare a resale registration statement relating to the securities issued in the private placement, which was declared effective on October 29, 2004. Pursuant to our certificate of incorporation, on October 29, 2004, as a result of the declaration of effectiveness of the registration statement covering the resale of the common stock underlying the units, each share of 7% convertible preferred stock was automatically converted to common stock. In addition, on such date, an accrued cumulative annual dividend became due and payable to the former holders of shares of 7% convertible preferred stock.

Warrants

Common Stock Warrants

In connection with our February 2004 private placement, we issued warrants representing 25,830,000 underlying shares of our common stock to investors. At our option, we may call, at a price of $.001 per share of common stock underlying the warrant, up to one hundred percent of the warrants. Upon a call, holders must either exercise their warrants or elect not to exercise, in which case we may repurchase the warrants. Please see the text contained in "Warrants Issued in Connection with Lock-Up" below for recent developments relating to our agreement to waive our current call right. In addition, in connection with the private placement, we issued to two of our executive officers 50 units each consisting of 50 shares of 7% convertible preferred stock and warrants to purchase 500,000 shares of common stock as partial repayment of outstanding loans made by such executive officers.

Placement Agent Warrants

Also in connection with our February 2004 private placement, we issued warrants to purchase 268 units, representing 5,360,000 underlying shares of our common stock, to the placement agent involved in the offering, JMP Securities LLC. Each unit underlying the placement agent warrants consists of (i) the right to purchase 10,000 shares of our common stock at an exercise price of $1.00 per share (due to the automatic conversion of our 7% convertible preferred stock to common stock on October 29, 2004) and (ii) a warrant entitling the holder to purchase 10,000 shares of our common stock at an exercise price of $1.00 per share.

Warrants Issued In Connection With Lock-Up

The investors participating in our February 2004 private placement recently entered into agreements with us pursuant to which such investors, in exchange for warrants to purchase an aggregate of 2,583,000 shares of common stock, exercisable at $3.00 per share and expiring on September 15, 2007, have agreed to waive any penalties associated with the resale registration statement not having been declared effective by September 24, 2004. The investors also agreed not to dispose of the securities underlying the units until January 31, 2005 and consented to an increase in the size of our board of directors from seven to nine members.

We have entered into similar lock-up agreements with the holders of an aggregate of approximately 9,578,441 shares of our common stock, and a holder of 1,840,000 shares underlying warrants and convertible securities. Warrants issued to these holders are exercisable for an aggregate of 1,141,844 shares of common stock at an exercise price of $3.00 per share and expire on September 17, 2007.

The warrants issued in connection with the lock-up are callable at our option if the price of our common stock is at least $5.00 per share for 60 consecutive days, the average daily trading volume for such period is at least 75,000 shares and the sale of the underlying common stock is registered. We agreed to file a resale registration statement as to these shares by January 31, 2005, subject to extension under certain circumstances. These warrant holders also received certain piggyback registration rights, and we agreed that we would not call the warrants included in the units at least until the lock-up expires.

Anti-Takeover Provisions

Anti-takeover provisions of Delaware law may make a change in control of our company more difficult, even if a change in control would be beneficial to our stockholders. These provisions may allow our board of directors to prevent or make changes in our management and control. Without any further vote or action on the part of the stockholders, the board of directors will have the authority to determine the price, rights, preferences, privileges and restrictions of our preferred stock. This preferred stock may have preference over and impair the rights of the holders of our common stock. Although the ability to issue preferred stock may provide us with flexibility in connection with possible investment acquisitions and other corporate purposes, this issuance may make it more difficult for a third party to acquire a majority of our outstanding voting stock. Similarly, our authorized but unissued common stock is available for future issuance without stockholder approval.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Florida Atlantic Stock Transfer Inc. Its address is 7130 Nob Hill Road, Tamarac, Florida 33321.

Listing

Our common stock is quoted on the OTC Bulletin Board under the symbol "MJSH." We intend to apply to have our common stock quoted on the Nasdaq National Market, although any listing will be subject to approval by the Nasdaq National Market.

UNDERWRITING

RBC Capital Markets Corporation, JMP Securities LLC, Harris Nesbitt Corp. and Wedbush Morgan Securities Inc. are acting as representatives of the underwriters named below. Subject to the terms and conditions in the underwriting agreement among us, the selling stockholders and the underwriters, each underwriter named below has agreed to purchase from us and the selling stockholders the respective number of shares of common stock shown opposite its name below.

Underwriters	Number of Shares
RBC Capital Markets Corporation
JMP Securities LLC
Harris Nesbitt Corp.
Wedbush Morgan Securities Inc.
Total

The underwriting agreement provides that the underwriters' obligations to purchase our common stock are subject to approval of legal matters by counsel and to satisfaction of other conditions. The underwriters are obligated to purchase all of the shares (other than those covered by the over-allotment option described below) if they purchase any shares from the selling stockholders and us.

Commissions and Expenses

The representatives have advised us that the underwriters propose to offer the common stock directly to the public at the public offering price presented on the cover page of this prospectus and to selected dealers, who may include the underwriters, at the public offering price less a selling concession not in excess of $       per share. The underwriters may allow, and the selected dealers may reallow, a concession not in excess of $       per share to brokers and dealers. After the offering, the underwriters may change the offering price and other selling terms. The underwriters have informed us that they do not intend to confirm sales to any accounts over which they exercise discretionary authority.

The following table summarizes the underwriting discounts that we and the selling stockholders will pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.

Total Offering Amount
	Per Share	No Exercise of Over-Allotment Option	Full Exercise of Over-Allotment Option
Public offering price	$	$	$
Underwriting discount paid by us	$	$	$
Underwriting discount paid by selling stockholders	$	$	$

We estimate that the total expenses of the offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding underwriting discounts and commissions, will be approximately $694,000.

We intend to apply to have our common stock approved for quotation on the Nasdaq National Market.

Over-Allotment Option

We and the selling stockholders have granted to the underwriters an option to purchase up to an aggregate of        shares and        shares of our common stock, respectively, exercisable solely to cover over-allotments, if any, at the public offering price less the underwriting discounts and commissions shown on the cover page of this prospectus. The underwriters may exercise this option in whole or in part at any time until 30 days after the date of the underwriting agreement. To the extent the underwriters exercise this option, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares proportionate to that underwriter's initial commitment as indicated in the preceding table.

Lock-up Agreements

We have agreed that, without the prior written consent of RBC Capital Markets Corporation and JMP Securities LLC, we will not, directly or indirectly, offer, sell or dispose of any common stock or any securities which may be converted into or exchanged for any common stock for a period of 90 days from the date of this prospectus. Our directors and executive officers and other selling stockholders have agreed under lock-up agreements not to, without the prior written consent of RBC Capital Markets Corporation and JMP Securities LLC, directly or indirectly, offer, sell or otherwise dispose of any common stock or any securities which may be converted into or exchanged or exercised for any common stock for a period of 90 days from the date of this prospectus.

The 90-day restricted period described above will be extended if:

•	during the last 17 days of the 90-day restricted period, we issue an earnings release or material news, or a material event relating to our company occurs; or

•	prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day restricted period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Indemnification

We and the selling stockholders have agreed to indemnify the underwriters against liabilities relating to this offering, including liabilities under the Securities Act and liabilities arising from breaches of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

The representatives may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Securities Exchange Act of 1934.

Over-allotment transactions involve sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specific maximum.

Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The NASDAQ National Market or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions. We currently have an agreement in place with JMP Securities, LLC, as described under "Certain Relationships and Related Transactions." As of the date of this registration statement, Harvest Opportunity Partners II, L.P., Harvest Opportunity Partners II Offshore Fund, Ltd. and Harvest Opportunity Partners II Qualified, L.P. owned warrants to purchase 343,000, 123,000 and 34,000 shares, respectively of our common stock that were acquired within 180 days prior to the filing of our registration statement on October 29, 2004. Affiliates of JMP Securities LLC own 21.82%, 0.00% and 0.48% of the limited partnership interests of Harvest Opportunity Partners II, L.P., Harvest Opportunity Partners II Offshore Fund, Ltd. and Harvest Opportunity Partners II Qualified, L.P., respectively. Hence, 74,843, 0 and 163 of the shares underlying the warrants held by Harvest Opportunity Partners II, L.P., Harvest Opportunity Partners II Offshore Fund, Ltd. and Harvest Opportunity Partners II Qualified, L.P., respectively, are attributable to JMP Securities LLC and have been deemed underwriting compensation under NASD Conduct Rule 2710. The aggregate of 75,006 shares attributable to JMP Securities LLC will not be sold, transferred, assigned, pledged or hypothecated except by operation of law or by reason of reorganization by our company for the term specified in the NASD Conduct Rules, which is 180 days.

Other

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically. No forms of prospectus other than printed prospectuses that are printable in Adobe PDF format will be used in connection with this offering.

LEGAL MATTERS

The validity of the shares offered in this prospectus has been passed upon for us by our counsel, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., New York, New York. Wilson Sonsini Goodrich & Rosati, Professional Corporation, New York, New York will pass upon certain legal matters for the underwriters in connection with this offering. Members of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. hold in the aggregate 11,971 shares of our common stock. In addition, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. holds approximately 175,000 shares of our common stock, of which 100,000 shares are being offered in this prospectus.

EXPERTS

The consolidated financial statements of Majesco Sales Inc and subsidiary as of October 31, 2003 and 2002, and the related consolidated statements of operations, shareholders' deficiency and cash flows for each of the years in the three-year period ended October 31, 2003, have been audited by Goldstein Golub Kessler LLP, independent accountants, as stated in their report, which is included herein, and have been so included in reliance upon the report of such firm given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act, with respect to the common stock offered by this prospectus. This prospectus, which is part of the registration statement, omits certain information, exhibits, schedules and undertakings set forth in the registration statement. For further information pertaining to us and our common stock, reference is made to the registration statement and the exhibits and schedules to the registration statement. Statements contained in this prospectus as to the contents or provisions of any documents referred to in this prospectus are not necessarily complete, and in each instance where a copy of the document has been filed as an exhibit to the registration statement, reference is made to the exhibit for a more complete description of the matters involved.

We have filed annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy all or any portion of the registration statement without charge at the office of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of the registration statement may be obtained from the SEC at prescribed rates from the Public Reference Section of the SEC at such address. You may obtain information on the operations of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, registration statements and certain other filings made with the SEC electronically are publicly available through the SEC's web site at http://www.sec.gov. The registration statement, including all exhibits and amendments to the registration statement, has been filed electronically with the SEC.

We maintain an Internet website at http://www.majescogames.com (which is not intended to be an active hyperlink in this prospectus). The information at our website is not incorporated in this prospectus by reference, and you should not consider it a part of this prospectus.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

PAGE
Independent Auditor's Report	F-2

MAJESCO SALES INC. AND SUBSIDIARY
Consolidated balance sheet — October 31, 2003 and 2002	F-3
Consolidated statement of operations — Years ended October 31, 2003, 2002 and 2001	F-4
Consolidated statement of shareholders' deficiency — Years ended October 31, 2001, 2002 and 2003	F-5
Consolidated statement of cash flows — Years ended October 31, 2003, 2002 and 2001	F-6
Notes to consolidated financial statements	F-7 – F-15

MAJESCO HOLDINGS INC. AND SUBSIDIARIES
Consolidated Balance Sheet as of July 31, 2004 (unaudited)	F-16
Consolidated statement of operations and comprehensive loss for the nine months ended July 31, 2004 and 2003 (unaudited)	F-17
Consolidated statement of stockholders' deficiency for the nine months ended July 31, 2004 (unaudited)	F-18
Consolidated statement of cash flows for the nine months ended July 31, 2004 and 2003 (unaudited)	F-19
Notes to consolidated financial statements (unaudited)	F-20 – F-27

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Majesco Sales Inc.

We have audited the accompanying consolidated balance sheets of Majesco Sales Inc. and subsidiary as of October 31, 2003 and 2002, and the related consolidated statements of operations, shareholders' deficiency and cash flows for each of the three years in the period ended October 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Majesco Sales Inc. and subsidiary as of October 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

GOLDSTEIN GOLUB KESSLER LLP

New York, New York
January 7, 2004, except for the last two paragraphs of Note 14, as to which the date is
February 17, 2004.

MAJESCO SALES INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEET
(DOLLARS IN THOUSANDS)

	OCTOBER 31,
	2003	2002
ASSETS
Current Assets
Cash and cash equivalents	$314	$692
Due from factor	596	3,510
Inventory	10,995	2,709
Capitalized software development costs and prepaid license fees	3,794	4,666
Prepaid expenses	981	1,101
TOTAL CURRENT ASSETS	16,680	12,678
Property and equipment – net	855	1,059
Other assets	76	479
TOTAL ASSETS	$17,611	$14,216

LIABILITIES AND SHAREHOLDERS' DEFICIENCY
Current Liabilities
Accounts payable and accrued expenses	$8,155	$7,509
Due to financing company	3,066	465
Advances from customers	11,624	4,121
Settlement obligation – current portion	4,000	3,300
Loan payable – shareholders – current portion	562	—
Advance from officer	200	—
TOTAL CURRENT LIABILITIES	27,607	15,395
Settlement obligation – net of current portion	2,710	—
Capital lease obligations, net of current obligations	24	65
Loan payable – bank	2,360	—
Loans payable – shareholders	3,000	1,267
Commitments and contingencies
Shareholders' deficiency
Common stock – $.001 par value; 40,000,000 shares authorized; 15,325,000 shares issued and outstanding	15	15
Series A Convertible Preferred stock – $.001 par value; 1,000,000 shares authorized; 925,000 shares issued and outstanding	1	1
Additional paid in capital	284	284
Accumulated deficit	(16,012)	(5,171)
Accumulated other comprehensive loss	(18)	—
TOTAL SHAREHOLDERS' DEFICIENCY	(15,730)	(4,871)
TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIENCY	$17,611	$14,216

See notes to consolidated financial statements

MAJESCO SALES INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF OPERATIONS
(DOLLARS IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE AMOUNTS)

		YEAR ENDED OCTOBER 31,
		2003	2002	2001
	NET REVENUES	$46,608	$49,688	$60,566
COST OF SALES
	Product costs	25,172	26,198	35,022
	Software development costs and license fees	5,631	5,794	5,901
		30,803	31,992	40,923
	GROSS PROFIT	15,805	17,696	19,643

	OPERATING EXPENSES
	Product research and development	2,554	2,887	3,284
	Selling and marketing	10,234	8,156	5,729
	General and administrative	2,861	4,742	4,870
	Depreciation and amortization	356	368	236
	Litigation and settlement expenses	4,908	—	—
	Loss on impairment of software development costs	3,656	—	—
	Severance to former key employees	—	—	1,500
	Total operating expenses	24,569	16,153	15,619
	OPERATING (LOSS) INCOME	(8,764)	1,543	4,022

	OTHER EXPENSES
	Interest and financing costs	2,077	2,093	2,702
	Abandoned equity offering expenses	—	201	—
	Uncollectible affiliate debt	—	—	1,215
	NET INCOME (LOSS)	$(10,841)	$(751)	$107
NET INCOME (LOSS) PER SHARE	Basic	$(.71)	$(.05)	$.01
	Diluted	$(.71)	$(.05)	$—
	Weighted average number of common shares outstanding:
	Basic	15,325,000	15,325,000	15,325,000
	Diluted	15,325,000	15,325,000	81,000,000

See notes to consolidated financial statements

MAJESCO SALES INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF SHAREHOLDERS' DEFICIENCY
(IN THOUSANDS)

		Series A			Accumulated
		Preferred	Additional		Other	Total
	Common	Stock	Paid in	Accumulated	Comprehensive	Shareholders'
	Stock	($.001 Par)	Capital	Deficit	Loss	Deficiency
Balance at October 31, 2000	$15	$1	$284	$(1,558)	$0	$(1,258)
Net income	—	—	—	107	—	107
Total comprehensive income						107
Distributions to shareholders	—	—	—	(2,595)	—	(2,595)
Balance at October 31, 2001	15	1	284	(4,046)	—	(3,476)
Net loss	—	—	—	(751)	—	(751)
Total comprehensive loss						(751)
Distributions to shareholders	—	—	—	(374)	—	(374)
Balance at October 31, 2002	15	1	284	(5,171)	—	(4,871)
Net loss	—	—	—	(10,841)	—	(10,841)
Foreign currency translation adjustment	—	—	—	—	(18)	(18)
Total comprehensive loss	—	—	—	—	—	(10,859)
Balance at October 31, 2003	$15	$1	$284	$(16,012)	$18	$(15,730)

See notes to consolidated financial statements

MAJESCO SALES INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CASH FLOWS
(IN THOUSANDS)

	Year Ended October 31,
	2003	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$(10,841)	$(751)	$107
ADJUSTMENTS TO RECONCILE NET INCOME (LOSS) TO NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES:
Depreciation and amortization	356	368	236
Settlement obligations	4,908	—	—
Loss on impairment of software development costs	3,656	—	—
Write off of receivable from affiliate	—	—	1,215
Changes in assets and liabilities
Decrease (increase) in due to and from factor, net	2,914	(1,662)	4,543
(Increase) decrease in inventory	(8,286)	4,856	(2,777)
Increase in capitalized software development costs and prepaid license fees	(2,307)	(2,881)	(933)
Decrease (increase) in prepaid expenses	120	(1,013)	243
(Increase) decrease in other assets	(76)	259	(389)
(Decrease) increase in accounts payable and accrued expenses	(821)	702	4,144
Increase (decrease) in advances from customers	7,503	724	(2,603)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(2,874)	602	3,786
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(152)	(297)	(596)
Collection of affiliate receivable	—	—	269
NET CASH USED IN INVESTING ACTIVITIES	(152)	(297)	(327)
CASH FLOWS FROM FINANCING ACTIVITIES
Principal payments on loan payable – bank	(2,360)	(91)	(44)
Net proceeds (repayments) – finance company	2,601	183	(233)
Net proceeds (repayments) – loan from shareholders	2,295	36	(380)
Principal payments on capital lease obligations	(44)	(38)	(24)
Advances from officer	200	—	—
Distributions to shareholders	—	(374)	(2,595)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	2,692	(284)	(3,276)
Effect of exchange rate changes on cash and cash equivalents	(44)	—	—
Net (decrease) increase in cash and cash equivalents	(378)	21	183
Cash and cash equivalents at beginning of year	692	671	488
Cash and cash equivalents at end of year	$314	$692	$671
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the year for interest	$1,892	$1,747	$2,182
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITY:
Capital lease obligations incurred	—	—	$163

See notes to consolidated financial statements

MAJESCO SALES INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	PRINCIPAL BUSINESS ACTIVITY

Majesco Sales Inc. and subsidiary ("Majesco" or "Company") is a developer, publisher, and marketer of interactive entertainment software. The Company has released titles for all major video game platforms and handhelds, including Sony's PlayStation and PlayStation® 2, Nintendo's N64, SNES, Game Boy™ , Game Boy Color™ , Game Boy™ Advance and GameCube™ , Microsoft's Xbox™ , Sega's Dreamcast, Genesis and Game Gear, and the personal computer ("PC"). Additionally, the Company is a manufacturer of a number of accessories licensed by Nintendo. The Company's target audiences range from game enthusiasts and children to mass-market consumers and "value-priced" buyers. The Company's customers include Wal-Mart, Target, Toys "R" Us, Best Buy, Electronics Boutique, GameStop and other national and regional retailers, discount store chains and specialty retailers. Internationally, the Company's products are published through licensing arrangements with other publishers.

During the years ended October 31, 2003, 2002 and 2001, sales of video games approximated 93%, 95% and 95%, respectively, of net revenues.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation.    The accompanying consolidated financial statements include the accounts of Majesco Sales Inc. and its wholly owned subsidiary, Majesco Europe Limited (a company incorporated in the United Kingdom, which commenced operations in February 2002). Significant intercompany accounts and transactions have been eliminated in consolidation.

Revenue Recognition.    The Company recognizes revenue upon shipment of its product when title and risk of loss are transferred. In order to recognize revenue, the Company must not have any continuing obligations and it must also be probable that the Company will collect the accounts receivable. Revenues, including sales to resellers and distributors, are recognized when these conditions are met.

For those agreements, which provide customers with the right to multiple copies in exchange for guaranteed minimum royalty amounts (such as under the Company's international distribution agreements) (see Note 7), revenue is recognized at delivery of the product master or the first copy, since the Company has no continuing obligations including requirements for duplication. Royalties on sales that exceed the guaranteed minimum are recognized as earned.

The Company generally sells its products on a no-return basis, although in certain instances, the Company may provide price protection or other allowances on certain unsold products. Price protection, when granted and applicable, allows customers a credit against amounts they owe the Company with respect to merchandise unsold by them. Revenue is recognized net of estimates of these allowances.

The Company estimates potential future product price protection and other allowances related to current period product revenue. The Company analyzes historical experience, current sell through of retailer inventory of the Company's products, current trends in the video game market, the overall economy, changes in customer demand and acceptance of the Company's products and other related factors when evaluating the adequacy of price protection and other allowances.

Sales incentives or other consideration given by the Company to customers that are considered adjustments of the selling price of its products, such as rebates and product placement fees, are reflected as reductions of revenue. Sales incentives and other consideration that represent costs incurred by the Company for assets or services received, such as the appearance of the Company's products in a customer's national circular ad, are reflected as selling and marketing expenses.

Shipping and handling, which consist principally of packaging and transportation charges incurred to move finished goods to customers, amounted to $811,000, $775,000 and $1.7 million, and are included in selling expenses for the years ended October 31, 2003, 2002 and 2001, respectively.

MAJESCO SALES INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Advertising Expenses.    The Company generally expenses advertising costs as incurred except for production costs associated with media campaigns which are deferred and charged to expense at the first run of the ad. Advertising costs charged to operations were approximately $2,926,000, $2,105,000, and $311,000 for the years ended October 31, 2003, 2002, and 2001, respectively.

Income Taxes.    Prior to November 1, 2003, the Company elected to be treated as an S Corporation under the provisions of the Internal Revenue Code. Accordingly, there is no provision for federal income taxes because such liability is the responsibility of the individual shareholders. Additionally, the Company has elected to be treated as an S Corporation under provisions of the New Jersey State income tax laws. The Company is subject to New Jersey State income taxes at reduced rates.

Effective November 1, 2003, the Company revoked its S Corporation election. On that date the Company became subject to federal and state income taxes. No pro forma provision for income taxes has been provided in the accompanying consolidated statement of operations due to the history of operating losses.

Cash and cash equivalents.    Cash equivalents consist of highly liquid investments with insignificant rate risk and with maturities of three months or less at the date of purchase.

At various times, the Company had deposits in excess of the Federal Deposit Insurance Corporation limit. The Company has not experienced any losses on these accounts.

The Company utilizes forward contracts in order to reduce financial market risks. These instruments are used to hedge foreign currency exposures of underlying assets, liabilities, or certain forecasted foreign currency denominated transactions. The Company does not use forward exchange contracts for speculative or trading purposes. The Company's accounting policies for these instruments are based on whether they meet the criteria for designation as hedging transactions. The fair value of foreign currency contracts is estimated based on the spot rate of the various hedged currencies as of the end of the period. As of October 31, 2003, the fair value of the contract outstanding was approximately $4,500,000. The Company had no outstanding foreign exchange forward contracts at October 31, 2002. The risk of counterparty nonperformance associated with this contract was not considered to be material. Notwithstanding the Company's efforts to manage foreign exchange risk, there can be no assurance that the Company's hedging activities will adequately protect against the risks associated with foreign currency fluctuations.

Software Development Costs and Intellectual Property Licenses.    Software development costs include milestone payments made to independent software developers under development arrangements. Software development costs are capitalized once technological feasibility of a product is established and such costs are determined to be recoverable against future revenues. For products where proven game engine technology exists, this may occur early in the development cycle. Technological feasibility is evaluated on a product-by-product basis. Amounts related to software development that are not capitalized are charged immediately to development costs. Intellectual property license costs represent license fees paid to intellectual property rights holders for use of their trademarks or copyrights in the development of the Company's products. Minimum guaranteed royalty payments for intellectual property licenses are initially recorded as an asset (prepaid license fees) and a liability, (accrued expenses) at the contractual amount upon execution of the contract when no significant performance remains with the licensor.

Commencing upon the related product's release, capitalized software development and property licenses costs are amortized to cost of sales based upon the higher of (i) the ratio of current revenue to total projected revenue or (ii) the straight-line method. The amortization period is usually no longer than one year from the initial release of the product. The recoverability of capitalized software development costs and intellectual property licenses is evaluated based on the expected performance of the specific products for which the costs relate. The following criteria are used to evaluate expected

MAJESCO SALES INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

product performance: historical performance of comparable products using comparable technology; orders for the product prior to its release; and estimated performance of a sequel product based on the performance of the product on which the sequel is based. During the year ended October 31, 2003, as the result of the Company's assessment of the recoverability of capitalized development costs, the Company recognized an impairment charge of approximately $3,656,000 measured by the amount by which the carrying amount of the asset exceeded its fair value. Of this amount, approximately $3,200,000 related to the write-off of all costs capitalized in the development of a video game that the Company determined would not be commercially viable and for which development was stopped.

Inventory.    Inventory, which consists of finished goods, is stated at the lower of cost as determined by the first-in, first-out method, or market. The Company estimates the net realizable value of slow-moving inventory on a title-by-title basis and charges the excess of cost over net realizable value to cost of sales.

Property and equipment.    Property and equipment is stated at cost. Depreciation and amortization is being provided for by the straight-line method over the estimated useful lives of the assets. Amortization of leasehold improvements is provided for over the term of the lease.

Estimates.    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities or the disclosure of gain or loss contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Among the more significant estimates included in these financial statements are the estimated customer allowances, the valuation of inventory and the recoverability of advance payments for development costs and intellectual property licenses. Actual results could differ from those estimates.

Foreign Currency Translation.    The functional currency of the Company's foreign subsidiary is its local currency. All assets and liabilities of the Company's foreign subsidiary are translated into U.S. dollars at the exchange rate in effect at the end of the year, and revenue and operating expenses are translated at weighted average exchange rates during the year. The resulting translation adjustments are reflected as a component of shareholders' deficiency and included in other comprehensive loss in the statement of shareholders' deficiency.

Earnings per share.    Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted-average number of shares of common stock outstanding during the period. Diluted earnings per share for the year ended October 31, 2001 reflect the dilutive effect of the Series A preferred stock that may be converted into common shares. Diluted earnings per share for other periods has not been presented because the effect of the adjustment for the conversion of the Series A preferred stock would be antidilutive.

Restatement and reclassifications.    All shareholders' deficiency accounts, per share data, and earnings (loss) share data included in the consolidated financial statements and related notes have been retroactively restated to reflect the capital structure in effect at the time of the reverse acquisition transaction with ConnectivCorp (see Note 14). Certain October 31, 2002 and 2001 amounts have been reclassified to conform to the financial statement presentation used at October 31, 2003.

Recent accounting pronouncements.    The Company does not believe that any recently issued, but not yet effective accounting standards will have a material effect on the Company's consolidated financial position, results of operations or cash flows.

3.	DUE FROM FACTOR

The Company uses a factor to approve credit and to collect the proceeds from a substantial portion of its sales. Under the terms of the agreement, the Company assigns to the factor and the factor purchases from the Company eligible accounts receivable. Substantially all of the credit risk is

MAJESCO SALES INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

then assumed by the factor for these eligible accounts receivable. The factor remits payments to the Company for the assigned accounts receivable that are within the financial parameters set forth in the factoring agreement. Those financial parameters include requirements that invoice amounts meet approved credit limits and that the customer does not dispute the invoices. The purchase price of the accounts receivable that the Company assigns to the factor equals the invoiced amount, which is adjusted for allowances for discounts and other customer credits.

After the factor purchases the Company's accounts receivable, the factor may, in its discretion, provide the Company with cash advances taking into account the assigned accounts receivable due from the Company's customers and inventory. As of October 31, 2003, the factor was advancing approximately 70% of the eligible receivables due from eligible customers and 50% of inventory (up to $2 million). The factor charges the Company a factor charge, as defined, and also charges for advances taken. Interest is charged on these advances at the prime rate (4% at October 31, 2003) plus 1%. The factor charges and interest expense on the advances are included in "interest and financing costs" in the accompanying consolidated statement of operations.

The due from factor consists of the following:

	October 31, (000's omitted)
	2003	2002
Outstanding accounts receivable sold to factor, net of allowances of $2,173 and $4,666, respectively.	$5,132	$11,483
Advances from factor	4,536	7,973
	$596	$3,510

The following table sets forth the adjustments to the price protection and other customer sales incentive allowances included as a reduction of the amounts due from factor:

	Year Ended October 31, (000's omitted)
	2003	2002	2001
Balance — beginning of year	$(4,666)	$(2,750)	$(2,333)
Add: provision	(5,175)	(13,134)	(6,229)
Less: amounts charged against allowance	7,668	11,218	5,812
Balance — end of year	$(2,173)	$(4,666)	$(2,750)

An officer of the Company and two officer/shareholders have guaranteed repayment of the advances from the factor.

4.	PREPAID EXPENSES

Prepaid expenses consist of the following:

	October 31, (000's omitted)
	2003	2002
Prepaid advertising	$783	$1,025
Prepaid taxes	149	—
Prepaid insurance	49	76
	$981	$1,101

MAJESCO SALES INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5.	PROPERTY AND EQUIPMENT

Property and equipment, net, consists of the following:

	October 31, (000's omitted)		Estimated Useful Life
	2003	2002
Software	$35	$22	3 years
Furniture	177	170	5 years
Computer equipment	1,753	1,621	5 years
Leasehold improvements	126	126	Term of lease
	2,091	1,939
Less accumulated depreciation and amortization:
Software	7	3
Furniture	114	80
Computer equipment	1,061	756
Leasehold improvements	54	41
Total accumulated depreciation and amortization	1,236	880
	$855	$1,059

Computer equipment includes amounts acquired under capital leases of approximately $163 with related accumulated depreciation of approximately $85 and $54 at October 31, 2003 and 2002, respectively.

6.	DUE TO FINANCE COMPANY:

The Company has a purchase order assignment arrangement with a finance company to provide funding for the manufacture of video games to fulfill customer purchase orders. The Company is obligated for a minimum volume of $25,000,000, as defined, and to pay a minimum commitment fee subject to waiver, as described in the agreement, among other matters. The Company is charged 3.3% of the purchase order amount for each transaction to open a letter of credit. Letters of credit and advances outstanding beyond the initial 60 days bear interest at the prime rate (4% at October 31, 2003) plus 1% per annum.

7.	ADVANCES FROM CUSTOMERS

The Company has entered into a license and distribution agreement, as amended, with an interactive game publisher to distribute the Company's video games in Europe that expires March 31, 2005. Under the agreement, the Company provides localized masters to be used in the manufacture of versions of the games customized to operate in the geographic locality. Once the Company has delivered masters, in accordance with the contract, the Company has no further obligations under the contract and accordingly recognizes the minimum guaranteed fees under the contract as its revenue for each product. During the years ended October 31, 2003 and 2002, the Company recorded in net revenues approximately $2,763,000 and $354,000, respectively, for royalties earned under the agreement. At October 31, 2003, under the amended agreement, the Company is guaranteed a minimum royalty of approximately $5,200,000 over the term of the agreement against which the Company has already received an advance of $608,000.

In December 2003, the Company was notified by the interactive game publisher that it was terminating the license and distribution agreement as a result of the Company's merger with ConnectivCorp (see Note 14). The Company is in discussion with the publisher who has indicated an interest in entering into a new contract under revised terms, however, there can be no assurance that the Company will be successful in negotiating a new contract on acceptable terms, or at all.

MAJESCO SALES INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The Company has sales agreements with two customers, which require the Company to sell certain products to the customer. The sales agreements provide, among other matters, for the customers to advance to the Company, as of October 31, 2003, approximately $11,000,000 in the aggregate, to be applied against future sales. In connection with sales agreements with one of the customers, the Company provided the customer with a performance bond through letters of credit aggregating $4,573,000 to guarantee performance under the agreement. The advances are recognized as revenues after shipment of the related products in accordance with our standard revenue recognition policies.

As of January 7, 2004, the outstanding advance from the customers was approximately $2,300,000, and the obligations under the performance bond were satisfied.

At October 31, 2002, one of the above customers had advanced the Company approximately $4,121,000 against future sales.

8.	SETTLEMENT OBLIGATION

In August 2003, the US District Court of Massachusetts in Infogrames Interactive, Inc. v. Majesco Sales Inc. entered judgment against the Company in the amount of $6.7 million pursuant to an action for breach of a licensing and distribution agreement. In December 2003, the Company settled the matter by agreeing to pay Atari Interactive, Inc. (formerly Infogrames Interactive, Inc.) ("Atari") $6,700,000 as follows: (a) $1,000,000 within two weeks after signing (the "Effective Date"), which amount was borrowed (see Note 14) and paid; (b) $2,500,000 upon the first to occur of (1) Majesco receiving a total of $15,000,000 or more in third-party financing (subject to various terms and conditions) (the "Financing Date") or (2) June 30, 2004; (c) $1,000,000 on the earlier of one year from the Financing Date or June 30, 2005, with interest at 5% per annum; and (d) $2,200,000 on a date which is 42 months from the Effective Date, such payment accruing interest at the rate of 5% per annum from the earlier of the Financing Date or June 30, 2004.

As collateral security for Majesco's obligations to Atari, Majesco granted Atari a continuing security interest in all of its assets, to the extent permitted under the Company's existing or future indebtedness.

Consistent with the security interest granted to Atari, Majesco also agreed to assign to Atari its right to receive all revenue under certain of its distribution agreements, which assignment will be released under certain circumstances.

Such revenues are payable to Atari in order to satisfy Majesco's obligations described in (c) above and thereafter to satisfy the obligations in (b) above; provided that regardless of the revenue received under these agreements, Majesco is obligated to pay Atari, no later than March 31, 2004, on account of the obligations described in (c) above, $500,000.

9.	LOAN PAYABLE — SHAREHOLDERS

During the years ended October 31, 2003 and 2002, two of the Company's shareholders advanced the Company approximately $2,295,000 and $36,000, net of loan repayments. The outstanding loans bear interest at the rate 10% per annum with interest payable monthly. The loans are due on demand except for $3,000,000, which subsequent to October 31, 2003 the shareholders agreed to convert into an equity security of ConnectivCorp (see note 14). At October 31, 2003 and 2002, there was approximately $24,000 and $36,000, respectively, of accrued interest outstanding. During the year ended October 31, 2003, approximately $2,485,000 of the proceeds was used to repay the then outstanding amounts under a line of credit agreement with a bank. During the years ended October 31, 2003, 2002 and 2001, the Company charged operations for interest expense related to this obligation for approximately $276,000, $240,000 and $153,000, respectively.

MAJESCO SALES INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10.	LOAN PAYABLE — BANK

The Company had a $2,500,000 line of credit with a bank that was to expire on February 28, 2004. Borrowings under the line of credit bore interest at the bank's prime rate plus 1% with interest payable monthly. The loan payable-bank was repaid by the proceeds from shareholder advances (see Note 9).

11.	EMPLOYEE RETIREMENT PLANS

During 2003, the Company merged its existing defined contribution pension plan and a money purchase pension plan which covered all eligible employees. Contributions are funded as accrued, not to exceed 25% of each eligible employee's compensation, as defined.

During October 2003, the Company adopted a defined contribution 401(k) plan covering all eligible employees.

The Company charged to operations approximately $69,000, $162,000 and $160,000 for contributions to retirement plans for the years ended October 31, 2003, 2002 and 2001, respectively.

Certain shareholders and key employees of the Company serve as trustees of plans.

12.	MAJOR CUSTOMERS

Sales to Toys "R" Us Inc. represented approximately 32%, 19% and 31% of net revenues in 2003, 2002 and 2001, respectively. Sales to Wal-Mart, Inc. represented approximately 12% and 25% of net revenues in 2002 and 2001, respectively. In 2003, sales to Jack of All Games, Inc., a subsidiary of Take-Two Interactive Software, Inc. represented 14 % of net revenues and sales to Electronics Boutique Inc. represented 10 % of net revenues in 2002.

13.	COMMITMENTS AND CONTINGENCIES

The Company is obligated under noncancelable operating leases for administrative offices, automobiles, and other equipment expiring at various dates through 2009. The future aggregate minimum rental commitments exclusive of required payments for operating expenses are as follows:

Year Ending October 31,
2004	$461,000
2005	378,000
2006	342,000
2007	334,000
2008	333,000
2009	251,000
$2,099,000

Rent expense amounted to approximately $536,000, $466,000 and $405,000 for the years ended October 31, 2003, 2002 and 2001, respectively.

At October 31, 2003, the Company is committed under its agreements with certain developers for milestone payments and for acquisition of intellectual property rights aggregating $4,100,000 through October 31, 2004.

At October 31, 2003, the Company had open letters of credit aggregating approximately $3,656,000.

In September 2002, Rage Games Limited ("Rage") filed a complaint against the Company in the United States District Court for the District of New Jersey alleging the Company breached its two

MAJESCO SALES INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

agreements with Rage and alleged claims based on an unjust enrichment theory, among other matters. Rage has, however, demanded full payment of "all amounts due and owing" under the agreements aggregating $6,000,000, and royalties based on retail sales. The Company has asserted substantial defenses that the product was not fit for use and has asserted counterclaims for damages, including unjust enrichment in connection with the second agreement.

The National Association of Securities Dealers ("NASD") is conducting a review of certain unusual trading activity in the common stock of ConnectivCorp between the time of the signing of the letter of intent with respect to the merger of the Company and ConnectivCorp (see Note 14) and the date that ConnectivCorp announced that a letter of intent was signed. There also appears to be unusual trading activity around the time of the signing of the definitive agreement for the merger and prior to the announcement of such signing.

Depending upon the outcome of the review by the NASD, the matter could be referred to the Securities and Exchange Commission for further action. If the Company is sanctioned or otherwise held liable for this trading, such sanctions could have a material adverse effect on the Company's reputation, listing, financial condition, results of operations and liquidity. In addition, it is possible that such matters may give rise to civil or criminal actions.

In the opinion of management and the advice of counsel, the Company has made adequate provision for potential liabilities, if any, arising from the above matters. However, the costs and other effects of pending or future litigation, governmental investigations, legal and administrative cases and proceedings (whether civil or criminal), settlements, judgments and investigations, claims and changes in those matters (including those matters described above), and developments or assertions by or against the Company relating to intellectual property rights and intellectual property licenses, could have a material adverse effect on the Company's business, financial condition and operating results.

14.	SUBSEQUENT EVENTS

On December 5, 2003, the Company consummated a merger with ConnectivCorp, a substantially inactive company, in which ConnectivCorp exchanged 15,325,000 shares of its Common Stock and 925,000 shares of its Series A convertible preferred stock for all of the issued and outstanding common stock of the Company. The Series A Preferred Stock is convertible into 65,675,000 shares of ConnectivCorp's common stock at anytime after ConnectivCorp amends its Certificate of Incorporation to increase its authorized common stock to allow for such conversion. As a result of the Merger, the Company became a wholly owned subsidiary of ConnectivCorp and its sole operating business. Pursuant to certain settlement agreements between ConnectivCorp and its creditors which were entered into prior to the merger with the Company, ConnectivCorp is obligated to pay these creditors $750,000 upon the sale of at least $10,000,000 of equity securities or convertible debt, if the sale occurs within one year of the closing of the merger. This transaction has been accounted for as a reverse acquisition whereby ConnectivCorp is treated as being acquired in a purchase transaction by the Company, as control rests with the former shareholders of the Company.

In November 2003, in connection with the settlement with Atari, the Company borrowed $1,000,000 from the father-in-law of the Company's President. The loan is convertible into 2,000,000 shares of ConnectivCorp's common stock.

Effective February 17, 2004, in order to assist the Company in its financing efforts, Jesse Sutton, Joseph Sutton, Adam Sutton and Morris Sutton, on behalf of Sarah Sutton, agreed to place an aggregate of 1 million shares (250,000 each) of common stock received in the merger into escrow for five years to satisfy any possible claims that may arise in the future against Majesco or ConnectivCorp in connection with the issuance of securities by ConnectivCorp from October 1, 2003 through December 31, 2003, and any trading in the securities of ConnectivCorp from October 1, 2003 through December 31, 2003.

As of February 17, 2004, ConnectivCorp has received subscriptions for 1,337 units, each unit consisting of (i) a share of 7% convertible preferred stock which is convertible into 10,000 shares of

MAJESCO SALES INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

common stock and (ii) warrants to purchase, at an exercise price of $1 per share, 10,000 shares of common stock pursuant to a private placement memorandum with accredited investors. In connection with the private placement, the subscribers deposited $13,370,000 into escrow which will be released to ConnectivCorp upon the filing of Majesco's audited consolidated financial statements as of October 31, 2003 and 2002 and for each of the three years in the period ended October 31, 2003, along with certain pro forma information with the Securities and Exchange Commission. The release of the escrow to ConnectivCorp is also subject to customary closing conditions

15.	RELATED PARTY TRANSACTIONS

The Company uses the services of a company in which the brother of the Chairman is an officer and co-owner for printing and packaging of the Company's products. During the years ended October 31, 2003 and 2002, the Company was charged approximately $1,922,000 and $672,000, respectively, for services provided which is included in the caption product costs in the accompanying consolidated statement of operations. At October 31, 2003 and 2002, the amounts due to this vendor are approximately $876,000 and $219,000, respectively, which are included in accounts payable and accrued expenses in the accompanying consolidated balance sheet. During the year ended October 31, 2001, this vendor was not used.

In addition, the father of the four principal shareholders who is also the Chairman advanced the Company $200,000 during the year ended October 31, 2003. The amount was repaid in December 2003.

MAJESCO HOLDINGS INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
(IN THOUSANDS, EXCEPT SHARE DATA)

July 31, 2004
(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$336
Due from factor – net	7,499
Inventory of finished goods	4,751
Capitalized software development costs and prepaid license fees – current portion	10,221
Prepaid expenses	1,298
Total current assets	24,105
Property and equipment – net	768
Capitalized software development costs and prepaid license fees	1,000
Other assets	286

Total assets	$26,159

LIABILITIES AND STOCKHOLDERS' DEFICIENCY
Current liabilities
Accounts payable and accrued expenses	$7,080
Accrued royalties payable	5,599
Accrued taxes	968
Advances from customers	1,931
Total current liabilities	15,578
Warrant liability	51,081
Commitments and contingencies
Stockholders' deficiency:
Common stock - $.001 par value; 250,000,000 shares authorized; 80,995,930 shares issued and outstanding; (40,000,000 shares authorized, 15,325,000 issued and outstanding at October 31, 2003)	81
7% Convertible Preferred Stock - $.001 par value; 3,000 shares authorized; 2,683 issued and outstanding at July 31, 2004	—
Additional paid in capital	(12,361)
Accumulated deficit	(28,174)
Accumulated other comprehensive (loss)	(46)

Total stockholders' deficiency	(40,500)

Total liabilities and stockholders' deficiency	$26,159

See notes to consolidated financial statements.

MAJESCO HOLDINGS INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE LOSS
(IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE AMOUNTS)

	Nine Months Ended July 31
	2004	2003
	(unaudited)
Net revenues	$75,639	$31,139
Cost of sales
Product costs	44,542	15,059
Software development costs and licenses fees	11,086	4,604
	55,628	19,663
Gross profit	20,011	11,476
Operating expenses
Product research and development	1,959	1,861
Selling and marketing	7,992	7,709
General and administrative	3,824	2,840
Bad debt expense	577	—
Gain on settlement renegotiation	(1,200)	—
Depreciation and amortization	311	267
	13,463	12,677
Operating income (loss)	6,548	(1,201)
Other (income) and expenses
Unrealized loss on foreign exchange contract	95	—
Merger costs	342	—
Interest and financing costs, net	1,927	1,423
Change in fair value of warrants	30,351	—
(Loss) before income taxes	(26,167)	(2,624)
Provision for income taxes	1,248	—
Net (Loss)	(27,415)	(2,624)
Deemed dividend – beneficial conversion charge	759	—
Preferred stock dividend	809	—
Net (Loss) attributable to common stock	$(28,983)	$(2,624)
Net (Loss) attributable to common stockholders per share:
Basic	$(.57)	$(.17)
Diluted	$(.57)	$(.17)
Weighted average shares outstanding:
Basic	50,919,485	15,325,000
Diluted	50,919,485	15,325,000
Net (Loss)	$(27,415)	$(2,624)
Other comprehensive (Loss)
Foreign currency translation adjustments	$(28)	$(33)
Comprehensive (Loss)	$(27,443)	$(2,657)

See notes to consolidated financial statements.

MAJESCO HOLDINGS INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF STOCKHOLDERS' DEFICIENCY
(IN THOUSANDS OF DOLLARS)
(UNAUDITED)

	Common Stock - $.001 Par Value		Series A Preferred Stock - $.001 Par Value		7% Preferred Stock - $.001 Par Value		Additional Paid In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders' Deficiency
	Number	Amount	Number	Amount	Number	Amount
Balance - October 31, 2003	15,325,000	$15	925,000	$1	—	—	$284	$(16,012)	$(18)	$(15,730)
Reclassification of accumulated deficit as a result of revocation of S Corporation election	—	—	—	—	—	—	(16,012)	16,012	—	—
Common stock issued by Majesco Sales Inc to acquire ConnectivCorp	22,853,392	23	—	—	—	—	(23)	—	—	—
Issuance of units pursuant to private placement memorandum, net of related expenses of $4,453	—	—	—	—	2,583	—	647	—	—	647
Deemed dividend – beneficial conversion charge	—	—	—	—	—	—	759	(759)	—	—
Surrender of Series A preferred stock with equivalent voting rights of 24,999,952 votes	—	—	(352,112)	—	—	—	—	—	—	—
Issuance of common stock:
Upon conversion of Series A preferred stock.	40,675,048	41	(572,888)	(1)	—	—	(40)	—	—	—
Upon conversion of loans payable - related party	2,000,000	2	—	—	—	—	998	—	—	1,000
Upon exercise of warrants.	142,490	—	—	—	—	—	—	—	—	—
Issuance of units in connection with settlement of loans payable - stockholders	—	—	—	—	100	—	1,000	—	—	1,000
Issuance of stock options for services rendered	—	—	—	—	—	—	26	—	—	26
Net loss	—	—	—	—	—	—	—	(27,415)	—	(27,415)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(28)	(28)
Total comprehensive loss	—	—	—	—	—	—	—	—	—	(27,443)
Balance - July 31, 2004	80,995,930	$81	—	$—	2,683	$—	$(12,361)	$(28,174)	$(46)	$(40,500)

See notes to consolidated financial statements.

MAJESCO HOLDINGS INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
(IN THOUSANDS)

	Nine Months Ended July 31,
	2004	2003
	(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(27,415)	$(2,624)
Adjustments to reconcile net loss to net cash used in operating activities
Change in fair value of warrants	30,351	—
Gain on settlement renegotiation	(1,200)	—
Depreciation and amortization	311	265
Issuance of stock options for services	26	—
Changes in operating assets and liabilities
(Increase) decrease in due from factor – net	(6,903)	1,553
Decrease in inventory	6,244	584
(Increase) in capitalized software development costs and prepaid license fees	(7,427)	(1,298)
(Increase) decrease in prepaid expenses	(317)	671
(Increase) decrease in other assets	(210)	27
(Decrease) in accounts payable and accrued expenses	(1,075)	(2,215)
Increase in royalties payable	5,599	—
Increase in taxes payable	968	—
(Decrease) increase in advances from customers	(9,693)	1,910
Payment of settlement obligations	(5,510)	—
Net cash used in operating activities	(16,251)	(1,127)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(224)	(125)
Net cash used in investing activities	(224)	(125)
CASH FLOWS FROM FINANCING ACTIVITIES
Net borrowings – bank	—	110
(Repayments) borrowings – finance company – net	(3,066)	257
(Repayments) borrowings – loans from shareholders – net	(2,562)	437
Principal payments on capital lease obligations	(24)	(32)
Repayment of officer's advances – net	(200)	—
Proceeds from private placement, net of expenses	21,377	—
Loan from related party	1,000	—
Distribution to shareholders	—	(103)
Net cash provided by financing activities	16,525	669
Effect of exchange rates on cash and cash equivalents	(28)	11

Net increase in cash	22	(570)
Cash – beginning of period	314	692

Cash – end of period	$336	$122
SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid for interest	$1,927	$1,397
Cash paid for income taxes	$171
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES
Fair value of warrants issued in connection with sale of units	$20,730
Issuance of 100 Units of 7% preferred stock and warrants in connection with settlement of loans from shareholders	$1,000
Issuance of 2,000,000 shares of common stock as repayment of loan from related party	$1,000
Deemed dividend arising from beneficial conversion feature of the preferred stock	$759

See notes to consolidated financial statements.

MAJESCO HOLDINGS INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

1.    BASIS OF PRESENTATION AND PRINCIPAL BUSINESS ACTIVITY

On December 5, 2003, Majesco Holdings Inc. (formerly ConnectivCorp) ("MHI") consummated a merger with Majesco Sales Inc. ("MSI") (the "Merger"). As a result of the Merger, MSI became a wholly-owned subsidiary and the sole operating business of MHI (See Note 2). All financial information presented reflects the results of MSI as if MSI had acquired MHI on December 5, 2003.

Majesco Holdings Inc. and subsidiaries ("Majesco" or "Company") is a developer, publisher and marketer of interactive entertainment software. Majesco has released titles for all major video game platforms and handhelds, including Sony's PlayStation and PlayStationTM 2, Nintendo's N64, Super Nintendo Entertainment System (SNES), Game BoyTM , Game BoyTM Color, Game BoyTM Advance and GameCubeTM , Microsoft's XboxTM , Sega's Dreamcast, Genesis and Game Gear, and the personal computer ("PC"). Additionally, Majesco is a manufacturer of a number of accessories licensed by Nintendo. The Company's target audiences range from game enthusiasts and children to mass-market consumers and "value-priced" buyers. Majesco's customers include Wal-Mart, Target, Toys "R" Us, Best Buy, Electronics Boutique, GameStop and other national and regional retailers, discount store chains and specialty retailers. Internationally, Majesco's products are published through licensing agreements with other publishers.

The accompanying interim consolidated financial statements of the Company are unaudited, but in the opinion of management, reflect all adjustments, consisting of normal recurring accruals, necessary for a fair presentation of the results for the interim period. Accordingly, they do not include all information and notes required by generally accepted accounting principles for complete financial statements. The results of operations for interim periods are not necessarily indicative of results to be expected for the entire fiscal year or any other period. These interim consolidated financial statements should be read in conjunction with the Company's audited financial statements and notes thereto included herein elsewhere in this prospectus.

2.    THE MERGER

On December 5, 2003, MHI consummated a merger with MSI whereby CTTV Merger Corp., a wholly-owned subsidiary, merged with and into MSI and MHI exchanged 15,325,000 shares of common stock and 925,000 shares of Series A preferred stock for all of the issued and outstanding common stock of MSI. The 925,000 shares of Series A preferred stock that were issued in the Merger were convertible into 65,675,000 shares of common stock at any time after MHI amended its certificate of incorporation to increase the authorized common stock to allow for such conversion. Pursuant to the merger agreement, MSI became a wholly-owned subsidiary of MHI. For accounting purposes, this merger has been accounted for as a reverse merger with MSI as the accounting acquirer. Costs incurred by the Company, principally professional fees in connection with the Merger, amounting to approximately $342,000, were charged to operations during the nine months ended July 31, 2004.

MHI amended its Certificate of Incorporation on April 13, 2004 to increase its authorized common stock to 250,000,000 shares. In connection with the private placement of securities in February 2004, the holders of the Series A preferred stock surrendered to the Company for cancellation 352,112 shares of Series A preferred stock that were convertible into 24,999,952 shares of common stock. Also, on April 23, 2004, the holders converted their remaining 572,888 shares of Series A preferred stock into 40,675,048 shares of common stock.

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition.    The Company recognizes revenue upon shipment of its product when title and risk of loss are transferred. In order to recognize revenue, the Company must not have any continuing obligations and it must also be probable that the Company will collect the accounts receivable. Revenue, including sales to resellers and distributors, is recognized when these conditions are met.

For those agreements, which provide customers with the right to multiple copies in exchange for guaranteed minimum royalty amounts (such as under the Company's international distribution agreements), revenue is recognized at delivery of the product master or the first copy, since the Company has no continuing obligations including requirements for duplication. Royalties on sales that exceed the guaranteed minimum are recognized as earned.

The Company generally sells its products on a no-return basis, although in certain instances, the Company may provide price protection or other allowances on certain unsold products. Price protection, when granted and applicable, allows customers a credit against amounts they owe the Company with respect to merchandise unsold by them. Revenue is recognized net of estimates of these allowances.

The Company estimates potential future product price protection and other allowances related to current period product revenue. The Company analyzes historical experience, current sell through of retailer inventory of the Company's products, current trends in the video game market, the overall economy, changes in customer demand and acceptance of the Company's products and other related factors when evaluating the adequacy of price protection and other allowances.

The following table sets forth the adjustments to price protection and other customer sales incentive allowances:

	Nine months ended July 31,
	2004	2003
	(in thousands)
Balance at — beginning of period	$2,173	$4,666
Add: provision	2,174	4,521
Less: amounts charged against allowance	(3,206)	(7,034)
Balance — end of period	$1,141	$2,153

Sales incentives or other consideration given by the Company to customers that are considered adjustments of the selling price of its products, such as rebates and product placement fees, are reflected as reductions of revenue. Sales incentives and other consideration that represent costs incurred by the Company for assets or services received, such as the appearance of the Company's products in a customer's national circular advertisement, are reflected as selling and marketing expenses.

Software Development Costs and Intellectual Property Licenses.    Software development costs include milestone payments made to independent software developers under development arrangements. Software development costs are capitalized once technological feasibility of a product is established and such costs are determined to be recoverable against future revenues. For products where proven game engine technology exists, this may occur early in the development cycle. Technological feasibility is evaluated on a product-by-product basis. Amounts related to software development that are not capitalized are charged immediately to development costs. Intellectual property license costs represent license fees paid to intellectual property rights holders for use of their trademarks or copyrights in the development of the Company's products. Minimum guaranteed royalty payments for intellectual property licenses are initially recorded as an asset (prepaid license fees) and a liability, (accrued royalties payable) at the contractual amount upon execution of the contract when no significant performance remains with the licensor.

Commencing upon the related product's release, capitalized software development and property licenses costs are amortized to cost of sales based upon the higher of (i) the ratio of current revenue to total projected revenue or (ii) the straight-line method. The amortization period is usually no longer than one year from the initial release of the product. The recoverability of capitalized software development costs and intellectual property licenses is evaluated based on the expected performance of the specific products for which the costs relate. The following criteria are used to evaluate expected product performance: historical performance of comparable products using comparable technology; orders for the product prior to its release; and estimated performance of a sequel product based on the performance of the product on which the sequel is based.

Stock Based Compensation.    On March 25, 2004, the Board of Directors granted 3,948,000 options to purchase common stock to officers and employees at an exercise price of $1.90 per share. On April 30, 2004 and June 3, 2004, the Board granted 100,000 options to each of the 2 newly elected member of the Board of Directors at exercise prices of $3.63 and $3.00, respectively. In addition on May 13, 2004, 50,000 options were granted to a consultant at an exercise price of $4.00 per share. The options vest over a three year period and have a ten year term.

The Company accounts for the above mentioned stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and complies with the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" as amended by SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of FASB Statement No. 123". Under APB Opinion No. 25, compensation expense for employees is based on the excess, if any, on the date of grant, between the fair value of the Company's stock over the exercise price.

If the Company had recognized compensation expense, in accordance with SFAS No. 123 and 148, based upon the fair value at the grant date for options granted to employees, officers and directors during the nine-month period ended July 31, 2004, the pro forma effect on net (loss) and net (loss) per share would have been as follows:

Nine Months Ended July 31, 2004
(in thousands of dollars, except per share amounts)
Net (loss) attributable to common stock, as reported	($28,983)
Stock-based employee compensation expense determined under fair value-based method — net of income tax effect	185
Pro forma net (loss)	$(29,168)
(Loss) per share -
Basic - as reported	$(.57)
Diluted - as reported	$(.57)
Basic - proforma	$(.57)
Diluted - proforma	$(.57)

The assumptions used for the stock option grants include:

Risk free interest rate (annual)	2.71%
Expected volatility	30%
Expected life	5 Years
Assumed dividends	none

Loss per share.    Basic (loss) per share is computed by dividing net (loss) by the weighted-average number of common shares outstanding in the applicable period. Diluted (loss) per share has not been presented because the impact of the conversion or exercise, as applicable, of the 7% preferred stock (26,830,000); stock options (4,198,000); warrants (26,830,000) and placement agent warrants (5,360,000) would be antidilutive.

4.    SETTLEMENT OBLIGATION

In August 2003, the U.S. District Court of Massachusetts, in Infogrames Interactive, Inc. v. Majesco Sales Inc., entered judgment against MSI in the approximate amount of $6.7 million pursuant to a breach of contract action. In December 2003, the Company settled the case by agreeing to pay Atari Interactive, Inc. (formerly Infogrames Interactive, Inc.) ("Atari") $6.7 million as follows: (a) $1 million no later than two weeks after signing of the settlement agreement (the "Effective Date"), which amount was borrowed and paid (See Note 5 — Related Party Transactions); (b) $2.5 million upon the first to occur of (1) the Company receiving a total of $15 million or more in third party financing (subject to various terms and conditions) (the "Financing Date") or (2) June 30, 2004; (c) $1 million on the earlier of one year from the Financing Date or June 30, 2005, with interest at 5% per annum; and (d) $2.2 million on a date which is 42 months from the Effective Date, such payment accruing interest at the rate of 5% per annum from the earlier of the Financing Date or June 30, 2004. As a result of the Preferred Stock Offering (See Note 7 — Preferred Stock Offering) the Company paid $2.5 million to Atari on March 9, 2004 and in addition paid $500,000 in accordance with the terms of the settlement.

As more fully described in "Legal Proceedings" all further obligations to Atari were satisfied by the payment of $1,500,000 in May 2004 resulting in a gain on the settlement renegotiation of $1.2 million recorded in the nine month period ended July 31, 2004.

5.    RELATED PARTY TRANSACTIONS

In November 2003, in connection with the settlement with Atari, MSI borrowed $1 million from the father-in-law of MSI's then Chief Executive Officer and President. The loan was convertible into 2,000,000 shares of MHI's common stock at the time there was a sufficient number of authorized shares of common stock to allow for the conversion of the loan. The loan was converted into common stock in April 2004.

The Company utilized approximately $2.5 million from the proceeds of the preferred stock offering (see Note 7) to repay portions of loans previously made to the Company by two of the Company's executive officers. In order to satisfy the remaining balance of the loans previously provided by the two executive officers, the Company agreed to issue to them, in the aggregate, 100 units.

6.    COMMITMENTS AND CONTINGENCIES

The Company may utilize forward contracts in order to reduce financial market risks. These instruments are used to hedge foreign currency exposures of underlying assets, liabilities, or certain forecasted foreign currency denominated transactions. The Company does not use forward exchange contracts for speculative or trading purposes. The Company's accounting policies for these instruments are based on whether they meet the criteria for designation as hedging transactions. The fair value of foreign currency contracts is estimated based on the spot rate of the hedged currency as of the end of the period. As of July 31, 2004, the fair value of the contract outstanding was approximately $2.9 million, which required the Company to record an unrealized loss of $95,000 during the nine-month period ended July 31, 2004. The risk of counter party nonperformance associated with this contract was not considered to be material. Notwithstanding the Company's efforts to manage foreign exchange risk, there can be no assurance that the Company's hedging activities will adequately protect against the risks associated with foreign currency fluctuations.

At July 31, 2004 the Company was committed under agreements with certain developers for future milestone and license fee payments aggregating $27.9 million and $5.5 million, respectively, which are principally payable ratably over the next two years. Milestone payments represent scheduled installments due to the Company's developers based upon the developers providing the Company certain deliverables, as predetermined in the Company's contracts. These payments will be used to reduce future royalties due to the developers from sales of the Company's video games.

At July 31, 2004, the Company had open letters of credit aggregating $5.9 million under the Company's purchase order assignment arrangements for inventory to be delivered during the subsequent quarter.

In September 2002, Rage Games Limited ("Rage") filed a complaint against MSI in the United States District Court for the District of New Jersey alleging the Company breached its two agreements with Rage and alleged claims based on an unjust enrichment theory, among other claims. Rage has, however, demanded full payment of "all amounts due and owing" under the agreements aggregating $6 million, and royalties based on retail sales. MSI has asserted substantial defenses that the products were not fit for use and has asserted counterclaims for damages, including unjust enrichment in connection with the second agreement. In July 2004, the Company was granted a partial summary judgment, as to advances of $77,000 paid for three titles that never received platform approval. The Court denied the plaintiff's motion for partial summary judgment as well as the Company's motion for partial summary judgment as to its remaining claims. A trial date has not been set.

In December 2003, the Company was notified by the interactive game publisher that distributes the Company's video games in Europe that it was terminating the license and distribution agreement as a result of the Company's failure to obtain such party's consent to the assignment of such agreement in connection with the Merger. The Company is in discussion with the publisher who has indicated an interest in entering into a new contract under revised terms, however, there can be no assurance that the Company will be successful in negotiating a new contract on acceptable terms, or at all.

On December 17, 2003 the Company received a letter from the NASD's Market Regulation Department stating that the NASD was conducting a review of unusual trading activity in the Company's common stock between the time of the signing of the letter of intent with respect to the Merger and the date that the Company announced that a letter of intent was signed. There also appeared to have been unusual trading activity around the time of the signing of the definitive agreement for the Merger and prior to the announcement of such signing.

By letter dated April 22, 2004, the NASD indicated that it had concluded its review and thanked the Company for its cooperation in the review. The letter indicated that the NASD referred the matter to the Securities and Exchange Commission ("SEC") for action, if any, the SEC deems appropriate. The letter concluded that "This referral should not be construed as indicating that any violations of the federal securities laws or the NASD Conduct Rules have occurred, or as a reflection upon the merits of the security involved or upon any person who effected transactions in such security." If the Company is sanctioned or otherwise held liable for this trading any such sanctions could have a material adverse effect on the Company's reputation, listing, financial condition, results of operations and liquidity. In addition, it is possible that such matters may give rise to civil or criminal actions. The liability, if any, will be recorded as an adjustment to "paid in capital" since the alleged obligation arose prior to the Merger.

On September 1, 2004, Entertainment Finance International, LLC (EFI) commenced a breach of contract action relating to an outstanding warrant held by EFI, issued by ConnectivCorp prior to the Merger. EFI alleges that pursuant to the terms of the warrant, the Company is obligated to pay $1,750,000 for the repurchase of the shares underlying the warrant. The Company believes that this alleged repurchase obligation is not a valid claim and intends to vigorously defend against this action.

In the opinion of management, upon the advice of counsel, the Company has made adequate provision for the potential liability, if any, arising from the above mentioned matters. However, the costs and other effects of pending or future litigation, governmental investigations, legal and administrative cases and proceedings (whether civil or criminal), settlements, judgments and investigations, claims and changes in those matters (including those matters described above), and developments or assertions by or against the Company relating to intellectual property rights and intellectual property licenses, could have a material adverse effect on the Company's business, financial condition and operating results.

7.    PREFERRED STOCK OFFERING

On February 26, 2004, the Company completed a private placement of securities in which the Company raised approximately $25.8 million in gross proceeds from a group of institutional and accredited investors. The private placement resulted in net proceeds of approximately $21.3 million after deducting the placement agent fees and other expenses related to the private placement. In addition, the placement agent received warrants to purchase up to 268 units, exercisable for five years from the date of issuance.

Pursuant to the terms of the private placement, the Company issued 2,583 units, each unit consisting of (i) one share of 7% convertible preferred stock, convertible into 10,000 shares of common stock and (ii) a three year warrant to purchase 10,000 shares of common stock at an exercise price of $1.00 per share.

Each share of 7% preferred stock entitles the holder to receive a 7% cumulative dividend payable solely in shares of common stock, on an annual basis. In addition, the holders of the 7% preferred stock are entitled to share in any dividends paid on the common stock on an "as converted" basis. The holders of the 7% preferred stock are entitled to a liquidation preference equal to the amount invested per share, plus any accrued and unpaid dividends. The 7% preferred stock has voting rights on an "as-converted" basis and votes together with the common stock as one class, except as otherwise required by law. In addition, so long as 51% of the currently outstanding 7% preferred stock remains outstanding, the Company will not issue any capital stock, or securities convertible into capital stock, that is senior to the 7% preferred stock. The Company recorded a deemed dividend of $759,000 in the nine months ended July 31, 2004, relating to the beneficial conversion feature attributable to the 7% preferred stock, after taking into account the value of the warrants issued. The deemed dividend increases the loss applicable to common stockholders in the calculation of basic and diluted net loss per common share.

Each share of 7% preferred stock will automatically convert into common stock at a conversion price of $1.00 per share at such time as the closing price of the common stock is equal to or greater than $2.50 per share for a 60 consecutive calendar day period, provided that during such 60 consecutive calendar day period, the average daily trading volume for each day is equal to or greater than 75,000 shares, and that the registration statement as to the resale of the common stock underlying the 7% preferred stock and the warrants is in effect. The Company may call the warrants issued in the private placement for $.001 per share of common stock underlying the warrants upon achievement of similar conditions as identified in the preceding sentence.

Pursuant to the terms of the 7% preferred stock, the Company agreed to allow the holders of the 7% preferred stock to nominate two members, who shall be "independent" to the Board of Directors so long as 51% of the currently outstanding 7% preferred stock remains outstanding.

The Company used $3.3 million of the net proceeds to pay certain creditors, including $2.5 million for a previously negotiated settlement amount to Atari Interactive, Inc. and approximately $2.5 million to repay portions of loans previously made to the Company by two of the Company's executive officers. In order to satisfy the remaining balance of the loans previously provided by the two executive officers, the Company agreed to issue to them, in the aggregate, 100 units. The Company used the remaining balance of the proceeds for working capital purposes. In connection with the private placement, the holders of the Series A preferred stock surrendered an aggregate of 352,112 shares of their Series A convertible preferred stock, which were convertible into 24,999,952 shares of common stock.

Effective February 17, 2004, in order to assist the Company in its financing efforts, all of the former holders of the Series A Preferred Stock agreed to place an aggregate of 1 million shares (250,000 each) of common stock received in the merger into escrow for five years to satisfy certain claims that may arise in the future against Majesco or ConnectivCorp in connection with the issuance of securities by ConnectivCorp from October 1, 2003 through December 31, 2003, and any trading in the securities of ConnectivCorp from October 1, 2003 through December 31, 2003.

All of the former holders of the Company's Series A convertible preferred stock have agreed not to sell or otherwise dispose of any of the Company's securities held by such persons, subject to certain exceptions and without the consent of the placement agent, for a period of one year commencing upon the effectiveness of the registration statement mentioned below.

The securities sold in the private placement or issuable upon exercise or conversion of securities sold in the private placement have not been registered under the Securities Act of 1933 and may not be offered or sold in the United States in the absence of an effective registration statement or exemption from registration requirements. The Company agreed to file a registration statement with the SEC, to register for resale the common stock underlying the 7% preferred stock, the warrants, and the securities underlying the placement agent's warrants, which was filed on May 25, 2004. In addition, in the event the registration statement is not declared effective by the SEC by August 24, 2004, the Company shall be obligated to pay liquidated damages to each investor, equal to 3.0% of such investor's initial investment for each 30 day period the registration statement is not declared effective.

In accordance with Emerging Issues Task Force Issue 00-19 ("EITF 00-19"), "Accounting for Derivative Financial Instruments Indexed To, and Potentially Settled in, a Company's Own Stock", the Company has initially accounted for the fair value of the warrants as a liability since the Company will incur a substantial penalty if we cannot comply with the warrantholders registration rights. As of the closing date of the private placement the fair value of the warrants was approximately $21 million calculated utilizing the Black-Scholes option pricing model. In addition, changes in the market value of the Company's common stock from the closing date through the effective date of the registration statement will result in non-cash charges or credits to operations to reflect the change in fair value of the warrants during this period. The Company recorded a charge to operations of approximately $30.4 million during the nine-month period ended July 31, 2004 to reflect the change in market value of the warrants. Upon the declaration of an effective registration statement, the Company will have met the registration requirement and will no longer be subject to a penalty. Accordingly, the fair value of the warrants at that date will be reclassified to equity pursuant to paragraph 10 of EITF 00-19.

The assumptions used valuing the warrants include:

	February 26, 2004	July 31, 2004
Risk free interest rate (annual)	2.15%	3.05%
Expected volatility	30%	30%
Expected life	3 years	3 years
Assumed dividends	none	none

8.    INCOME TAXES

The provision for income taxes for the nine-month period ended July 31, 2004 is based on the Company's estimated annualized tax rate after giving effect to the utilization of available net operating loss carryforwards which arose prior to the Merger and are subject to annual limitations based on change of control and ownership changes, and temporary differences related to certain expenses which were recorded for financial statement purposes in the prior year and not then deductible for tax purposes.

Prior to November 1, 2003, the Company elected to be treated as an S Corporation under the provisions of the Internal Revenue Code and as a result, income taxes were the responsibility of the individual shareholders. Effective November 1, 2003, the Company revoked its S Corporation election, and accordingly, the Company reclassified approximately $16.0 million of undistributed losses from "accumulated deficit" to "additional paid in capital".

9.    STOCK-BASED COMPENSATION ARRANGEMENTS

On February 13, 2004, the stockholders approved a stock option plan that provides for the granting of options to purchase the Company's common stock. The plan covers employees, directors and consultants and provides for among other things, the issuance of non-qualified options and incentive stock options. As of July 31, 2004, the Company has reserved 10 million shares of common stock for issuance under the plan. Subsequent to July 31, 2004, the holders of a majority of the outstanding stock entitled to vote approved, by written consent, among other things, an increase in the amount of shares that may be awarded under the plan to 15,000,000.

The Company accounts for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123 and SFAS No. 148 and Emerging Issues Task Force ("EITF") Issue No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services." All transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. The measurement date of the fair value of the equity instrument issued is the earlier of the date on which the counterparty's performance is complete or the date on which it is probable that performance will occur. Included in the stock option grant on March 25, 2004 (See Note 3 — Significant Accounting Policies) were 50,000 options for services rendered for which the Company expensed as a non cash charge to operations approximately $26,000, which is included in selling and marketing expense in the nine-month period ended July 31, 2004.

10.    SUBSEQUENT EVENTS

On August 24, 2004 the Company entered into an employment agreement and appointed Carl Yankowski as its Chief Executive Officer ("CEO") and Chairman of the Board of Directors. The employment agreement entitles the CEO to an annual base salary of $375,000 plus discretionary annual bonuses determined by the compensation committee of the Board. In addition, a total of 6,950,000 options were granted to the CEO with various exercise prices and vesting schedules, that expire ten (10) years from the grant date. The agreement also contains provisions related to severance terms and change of control provisions. In connection with the employment agreement the Company will record non-cash compensation charges of approximately $312,000 for the fourth quarter of fiscal year 2004 and $465,000 for each of the succeeding quarters through August 2006.

Subsequent to July 31, 2004, the Company received written consents from the holders of a majority of the outstanding stock entitled to vote for the Company to amend its certificate of incorporation to effectuate, at the discretion of the Board, a reverse stock split of up to one for five. As of September 14, 2004, the Company has not determined if and when it will effectuate a reverse stock split.

In September 2004 the purchasers of the units consisting of 7% convertible preferred stock and warrants sold in the February 2004 private placement have entered into agreements with the Company pursuant to which, in exchange for warrants to purchase an aggregate of 2,583,000 shares of common stock, exercisable at $3.00 per share and expiring on September 15, 2007, the purchasers have agreed to waive any penalties associated with this resale registration statement not having been declared effective by September 24, 2004. The Company has also agreed with the purchasers that if the registration statement is not effective by October 30, 2004, the Company will pay to the purchasers a penalty equal to 1.5% of their original investment (approximately $375,000) and will pay an additional 1.5% for each additional 30-day period thereafter until the registration statement becomes effective. The penalties are payable in common stock or cash, at the option of the Company.

The purchasers also agreed not to dispose of the securities comprising the units or the underlying common stock until December 15, 2004, subject to extension under certain circumstances. The purchasers have also consented to an increase in the size of the Company's Board of Directors from seven to nine members.

The Company also entered into similar lock-up agreements with the holders of an aggregate of approximately 9,578,441 shares of the Company's common stock, and a holder of 1,840,000 shares underlying warrants and convertible securities. Warrants issued to these holders are exercisable for an aggregate of 1,141,844 shares of common stock.

In connection with the lock-up agreements the Company will record as a dividend an amount equal to the fair value of such warrants, approximately $2.7 million in the fourth quarter.

On October 18, 2004, the Company was served with an order to show cause for preliminary injunction and temporary restraining order and a summons and complaint in action alleging trade dress infringement and unfair competition related to the Company's TV gaming products. The Company is investigating the facts alleged and intends to oppose the relief being sought.

This prospectus is part of a registration statement we filed with the Securities and Exchange Commission. You should rely only on the information or representations contained in this prospectus. We have not authorized anyone to provide information other than that provided in this prospectus. We have not authorized anyone to provide you with any information that is different. We are not making an offer of these securities in any state or other jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document (or such other date as of which such information is purported to be given).

Shares of Common Stock

MAJESCO HOLDINGS INC.

RBC CAPITAL MARKETS	JMP SECURITIES
HARRIS NESBITT	WEDBUSH MORGAN SECURITIES INC.

P R O S P E C T U S

The date of this Prospectus is                     , 2004

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.    OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the registrant in connection with the sale of common stock being registered.

SEC registration fees	$14,570
NASD Filing Fee	$12,000
Blue sky fees and expenses*	$8,000
Costs of printing and engraving*	$150,000
Legal fees and expenses*	$375,000
Accounting fees and expenses*	$125,000
Miscellaneous*	$9,430
TOTAL*	$694,000

*	Estimated

ITEM 14.    INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Delaware General Corporation Law authorizes corporations to limit or eliminate, subject to certain conditions, the personal liability of directors to corporations and their stockholders for monetary damages for breach of their fiduciary duties. Our certificate of incorporation limits the liability of our directors to the fullest extent permitted by Delaware law.

We have obtained director and officer liability insurance to cover liabilities of our directors and officers that may occur in connection with their services to us, including matters arising under the Securities Act. Our certificate of incorporation and bylaws also provide that we will indemnify and advance expenses to, to the fullest extent permitted by the Delaware General Corporation Law, any of our directors and officers, against any and all costs, expenses or liabilities incurred by them by reason of having been a director or officer.

Such limitation of liability and indemnification does not affect the availability of equitable remedies. In addition, we have been advised that in the opinion of the SEC, indemnification for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 15.    RECENT SALES OF UNREGISTERED SECURITIES.

We believe that the sale and issuance of the securities described in paragraphs 1 - 10 below exempt from registration under the Securities Act by virtue of satisfaction of the conditions of Section 4(2). All of the issuances listed in paragraphs 1-10 below were made to accredited investors. No underwriter was involved with these transactions.

1.	On March 18, 2002, we issued 1,205,000 shares of common stock to our then officers and directors in exchange for services provided to us, and in conjunction with such issuance, recognized $22,475 of compensation expense. During the same period, we issued 500,000 shares of common stock to satisfy $42,292 of accounts payable outstanding at December 31, 2001.

2.	During the quarter ended March 31, 2002, we issued 2,960,000 shares of our common stock to consultants as compensation for services rendered in connection with the letter of intent to acquire Aqua Development Corp. and in conjunction with such issuance, recognized consulting expense of $58,922.

3.	During the six months ended June 30, 2002, we raised $297,500 through the issuance of 2,975,000 shares of our common stock at $0.10 per share to four of our existing shareholders and consultants.

4.	During the nine months ended September 30, 2003, we raised $175,000 through the issuance of 1,750,000 shares of our common stock at $0.10 per share to various accredited investors. In addition, during such period, we issued 250,000 shares of common stock at $0.10 per share to satisfy a $25,000 loan payable.

5.	During the period from October 1, 2003 through December 5, 2003, we raised $507,200 through the sale of 5,072,000 shares of common stock at $0.10 per share.

6.	On December 5, 2003, we consummated a merger with Majesco Sales Inc., whereby CTTV Merger Corp., our wholly-owned subsidiary, merged with and into Majesco. Pursuant to the merger, the stockholders of Majesco received 15,325,000 shares of our common stock and 925,000 shares of series A convertible preferred stock in exchange for all of the issued and outstanding common stock of Majesco. On April 23, 2004, the holders of the series A convertible preferred stock converted, in the aggregate, 572,888 shares, representing all of the series A convertible preferred stock issued and outstanding immediately prior to their conversion, into 40,675,048 shares of our common stock.

7.	During November 2003, we issued 302,000 shares of common stock to CEOcast, Inc. and 160,000 shares of common stock to Hayden Communications, Inc. at $.10 per share pursuant to consultation agreements with these firms, as compensation for services.

8.	During December 2003, we issued 100,000 shares of common stock to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., pursuant to a settlement agreement, as compensation for services.

9.	On February 26, 2004, we raised gross proceeds of approximately $25.8 million in a private placement in which we issued to accredited investors 2,583 units, each unit consisting of (i) one share of our 7% convertible preferred stock, convertible into 10,000 shares of our common stock and (ii) a three year warrant to purchase 10,000 shares of our common stock at an exercise price of $1.00 per share. The net proceeds of the private placement were used as follows: (i) approximately $3.3 million to pay certain creditors, including part of a previously negotiated settlement amount to Atari Interactive, Inc.; (ii) approximately $2.5 million to repay portions of loans previously made to us by Jesse Sutton, our President, and Joseph Sutton, our Executive Vice President of Research & Development; and (iii) the remainder for working capital purposes. In addition, JMP Securities LLC, the placement agent in the private placement, received a warrant to purchase up to 268 units, on the same terms as such were issued to the investors.

10.	On October 1, 2004, we issued to (i) the purchasers of our units consisting of 7% convertible preferred stock and warrants sold in our February 2004 private placement, (ii) the holders of an aggregate of 9,578,441 shares of common stock, and (iii) a holder of 1,840,000 shares underlying warrants and convertible securities, warrants to purchase an aggregate of 3,724,844 shares of common stock, exercisable at $3.00 per share and expiring on September 15, 2007. The consideration for the issuance of the warrants was a waiver and deferral of certain penalties owed to certain of such purchasers and an agreement by such purchasers restricting the disposition of such securities for a determined period of time "lock-up."

ITEM 16.    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(A)    EXHIBITS

Exhibit Number	Description of Exhibit
* 1.1	Form of Underwriting Agreement
2.1	Agreement and Plan of Merger, dated as of November 10, 2003 by and among ConnectivCorp, CTTV Merger Corp. and Majesco Sales Inc. (incorporated by reference to Exhibit 2.1 to an Amendment to our Current Report on Form 8-K filed on December 22, 2003).
2.2	Amendment to Agreement and Plan of Merger, dated December 5, 2003, by and among ConnectivCorp, CTTV Merger Corp. and Majesco Sales Inc. (incorporated by reference to Exhibit 2.2 to our Current Report on Form 8-K filed on December 22, 2003).
3.1	Certificate of Incorporation of Majesco Holdings Inc. (incorporated by reference to Exhibit 3.1 to our Annual Report on Form 10KSB filed on April 16, 2002).
3.2	Amendment to Certificate of Incorporation, dated September 11, 2000 (incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K filed on September 13, 2000).
3.3	Amendment to the Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K filed on April 27, 2004).
3.4	Bylaws of Majesco Holdings Inc., as amended (incorporated by reference to Exhibit 3.1 to our Quarterly Report on Form 10-Q filed on September 14, 2004).
4.1	Certificate of Designations, Preferences and Rights of 7% Cumulative Convertible Preferred Stock, filed with the Secretary of State of the State of Delaware on February 20, 2004 (incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K filed on March 1, 2004).
4.2	Form of investor Subscription Agreement (incorporated by reference to Exhibit 4.2 to our Current Report on Form 8-K filed on March 1, 2004).
4.3	Form of warrant issued to investors (incorporated by reference to Exhibit 4.3 to our Current Report on Form 8-K filed on March 1, 2004).
4.4	Form of placement agent warrant (incorporated by reference to Exhibit 4.4 to our Current Report on Form 8-K filed on March 1, 2004).
* 5.1	Opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Registrant, with respect to the legality of securities being registered.
10.1	Lease Agreement, dated as of February 2, 1999, by and between 160 Raritan Center Parkway, L.L.C. and Majesco Sales Inc. (incorporated by reference to a Current Report on Form 8-K filed on August 11, 2004).
10.2	Xbox Publisher License Agreement, dated January 31, 2001, by and between Microsoft Corporation and Majesco Sales Inc. (incorporated by reference to Exhibit 10.3 to an Amendment to our Current Report on Form 8-K filed on October 22, 2004).
10.3	Amendment to the Xbox Publisher Licensing Agreement, dated April 4, 2002, by and between Microsoft Corporation and Majesco Sales Inc. (incorporated by reference to Exhibit 10.2 to a current report on Form 8-K filed on September 3, 2004).
10.4	Amendment to the Xbox Publisher Licensing Agreement (Xbox Live Distribution), dated March 17, 2003, by and between Microsoft Corporation and Majesco Sales Inc. (incorporated by reference to Exhibit 10.4 to an Amendment to our Current Report on Form 8-K filed on October 22, 2004).

Exhibit Number	Description of Exhibit
10.5	Amendment to the Xbox Publisher License Agreement (Tiered Royalty Rate Structure and Xbox Platinum Hits Program), dated January 31, 2003, by and between Microsoft Corporation and Majesco Sales Inc. (incorporated by reference to Exhibit 10.4 to a current report on Form 8-K filed on September 3, 2004).
10.6	PlayStation 2 Licensed Publisher Agreement, dated April 1, 2000, by and between Sony Computer Entertainment America, Inc. and Majesco Sales Inc. (incorporated by reference to Exhibit 10.5 to a current report on Form 8-K filed on September 3, 2004).
10.7	License Agreement for Game Boy Advance (Western Hemisphere), dated May 10, 2001, by and between Nintendo of America, Inc. and Majesco Sales Inc. (incorporated by reference to Exhibit 10.1 to an Amendment to our Current Report on Form 8-K filed on October 22, 2004).
10.8	License Agreement for Gamecube, (Western Hemisphere), dated January 11, 2001, by and between Nintendo of America, Inc. and Majesco Sales Inc. (incorporated by reference to Exhibit 10.2 to an Amendment to our Current Report on Form 8-K filed on October 22, 2004).
10.9	Software Distribution Agreement, dated April 8, 2002, by and between Konami of America, Inc. and Majesco Sales Inc. (incorporated by reference to Exhibit 10.5 to an Amendment to our Current Report on Form 8-K filed on October 22, 2004).
10.10	Amendment to Software Distribution Agreement, dated April 25, 2002, by and between Konami of America, Inc. and Majesco Sales Inc. (incorporated by reference to Exhibit 10.6 to a Current Report on Form 8-K filed on September 22, 2004).
10.11	License Agreement, dated April 30, 2002, by and between Namco Hometek Inc. and Majesco Sales Inc. (incorporated by reference to Exhibit 10.6 to an Amendment to our Current Report on Form 8-K filed on October 22, 2004).
10.12	First Amendment, dated July 2, 2002, to License Agreement, dated January 7, 2003, by and between NAMCO Hometek Inc. and Majesco Sales Inc. (incorporated by reference to Exhibit 10.1 to a Current Report on Form 8-K filed on October 15, 2004).
10.13	Second Amendment, dated July 2, 2002, to License Agreement, dated May 7, 2003, by and between NAMCO Hometek Inc. and Majesco Sales Inc. (incorporated by reference to Exhibit 10.2 to a Current Report on Form 8-K filed on October 15, 2004).
10.14	Third Amendment, dated December 18, 2003, to License Agreement, dated July 2, 2002, by and between NAMCO Hometek Inc. and Majesco Sales Inc. (incorporated by reference to Exhibit 10.8 to a Current Report on Form 8-K filed on September 22, 2004).
10.15	License Agreement, dated June 30, 2000, by and between Activision Publishing, Inc. and Majesco Sales Inc. (incorporated by reference to Exhibit 10.1 to a Current Report on Form 8-K filed on September 22, 2004).
10.16	Third Amendment, dated September 22, 2002, to License Agreement, dated June 30, 2000, by and between Majesco Sales Inc. and Activision Publishing, Inc. (incorporated by reference to Exhibit 10.4 to a Current Report on Form 8-K filed on September 22, 2004).
10.17	Escrow Agreement, dated February 19, 2004, by and among Majesco Holdings Inc., Jesse Sutton, Joseph Sutton, Adam Sutton, Morris Sutton, on behalf of Sarah Sutton and American Stock Transfer and Trust Company (incorporated by reference to Exhibit 10.17 to an Amendment to a Registration Statement on Form S-1 filed on October 19, 2004).

Exhibit Number	Description of Exhibit
10.18	Employment Agreement, dated August 24, 2004, by and among Majesco Holdings Inc., Majesco Sales Inc. and Carl Yankowski (incorporated by reference to Exhibit 10.1 to an Amendment to our Current Report on Form 8-K filed on August 31, 2004).
10.19	Factoring Agreement, dated April 24, 1989, between Majesco Sales Inc. and Rosenthal & Rosenthal, Inc. (incorporated by reference to Exhibit 10.1 to a Current Report on Form 8-K filed on October 22, 2004).
10.20	Amendment to Factoring Agreement, dated March 18, 1999, between Majesco Sales Inc. and Rosenthal & Rosenthal, Inc. (incorporated by reference to Exhibit 10.2 to a Current Report on Form 8-K filed on October 22, 2004).
10.21	Amendment to Factoring Agreement, dated September 30, 2004, between Majesco Sales Inc. and Rosenthal & Rosenthal, Inc. (incorporated by reference to Exhibit 10.3 to a Current Report on Form 8-K filed on October 22, 2004).
10.22	Assignment of Monies Due Under Factoring Agreement, dated July 21, 2000, by and among Majesco Sales Inc., Rosenthal & Rosenthal, Inc. and Transcap Trade Finance (incorporated by reference to Exhibit 10.4 to a Current Report on Form 8-K filed on October 22, 2004).
10.23	Master Purchase Order Assignment Agreement, dated July 21, 2000, between Majesco Sales Inc. and Transcap Trade Finance (incorporated by reference to Exhibit 10.5 to a Current Report on Form 8-K filed on October 22, 2004).
10.24	Sixth Amendment to Master Purchase Order Assignment Agreement, dated September 12, 2003, by and between Transcap Trade Finance and Majesco Sales Inc. (incorporated by reference to Exhibit 10.6 to a Current Report on Form 8-K filed on October 22, 2004).
10.25	Seventh Amendment to Master Purchase Order Assignment Agreement, dated October 16, 2003, by and between Transcap Trade Finance and Majesco Sales Inc. (incorporated by reference to Exhibit 10.7 to a Current Report on Form 8-K filed on October 22, 2004).
10.26	Eighth Amendment to Master Purchase Order Assignment Agreement, dated April 14, 2004, by and between Transcap Trade Finance and Majesco Sales Inc. (incorporated by reference to Exhibit 10.8 to a Current Report on Form 8-K filed on October 22, 2004).
10.27	Guaranty and Pledge Agreement, dated July 21, 2000, by and among Jesse Sutton, Joseph Sutton, Morris Sutton, Adam Sutton and Transcap Trade Finance (incorporated by reference to Exhibit 10.9 to a Current Report on Form 8-K filed on October 22, 2004).
10.28	Security Agreement and Financing Statement, dated July 21, 2000, by and among Majesco Sales Inc. and Transcap Trade Finance (incorporated by reference to Exhibit 10.10 to a Current Report on Form 8-K filed on October 22, 2004).
10.29	Employment Agreement, dated October 5, 2004, by and between Majesco Sales Inc., Majesco Holdings Inc. and Patrick Flaherty (incorporated by reference to Exhibit 10.01 to a Current Report on Form 8-K filed on October 8, 2004).
23.1	Consent of Goldstein Golub Kessler LLP.
*23.2	Consent of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (see Exhibit 5.1).
**24.1	Powers of Attorney.

*	To be filed by amendment.

**	Previously filed in part.

(B)    FINANCIAL STATEMENT SCHEDULES

Financial Statement Schedules are omitted because the information is included in our financial statements or notes to those financial statements.

ITEM 17.    UNDERTAKINGS

The undersigned registrant hereby undertakes that:

(i)    for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance on Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it is declared effective;

(ii)     For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein; and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(iii)      for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Edison, New Jersey on November 12, 2004.

MAJESCO HOLDINGS INC.
By: /s/ Carl Yankowski

Carl Yankowski Chief Executive Officer

POWER OF ATTORNEY

We the undersigned officers and directors of Majesco Holdings Inc., hereby severally constitute and appoint Carl Yankowski and Jan E. Chason, and each of them singly (with full power to each of them to act alone), our true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution in each of them for him and in his name, place and stead, and in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement (or any other Registration Statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities held on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Carl Yankowski	Chief Executive Officer and Chairman (principal executive officer)	November 12, 2004

Carl Yankowski

/s/ Jan E. Chason	Chief Financial Officer (principal financial and accounting officer)	November 12, 2004

Jan E. Chason

*	President and Director	November 12, 2004

Jesse Sutton

*	Director, Chairman Emeritus	November 12, 2004

Morris Sutton

*	Executive Vice President – Research and Development and Director	November 12, 2004

Joseph Sutton

*	Director	November 12, 2004

Louis Lipschitz

*	Director	November 12, 2004

Marc Weisman

*	Director	November 12, 2004

James Halpin

SIGNATURE	TITLE	DATE

*	Director	November 12, 2004

F. Peter Cuneo

/s/ Laurence Aronson	Director	November 12, 2004

Laurence Aronson

* By executing his name hereto, Jan E. Chason is signing this document on behalf of the persons indicated above pursuant to the powers of attorney duly executed by such persons and filed with the Securities and Exchange Commission.

By:  /s/ Jan E. Chason

Jan E. Chason